Draft No. 3 as confidentially submitted to the U.S. Securities and Exchange Commission on October 9, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[        ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________________

Evvolutions LeadTech Inc
(Exact Name of Registrant as Specified in its Charter)

____________________________________________

Cayman Islands	7373	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

28 Genting Lane, #05-07, Platinum 28, Singapore 349585
+65 6258 4914
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________________________________

[Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
800-221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________________

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Telephone: +1 212-530-2230

____________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [ ], 2025

Evvolutions LeadTech Inc

[2,500,000] CLASS A ORDINARY SHARES

This is the initial public offering of Evvolutions LeadTech Inc (the “Company” or “Evvolutions”). We are offering [2,500,000] Class A ordinary shares of the Company of par value US$0.0001 each (the “Class A Ordinary Share(s)”).

Prior to this offering, there has been no public market for our Class A Ordinary Shares. It is currently estimated that the initial public offering price per Class A Ordinary Share will be between $[    ] and $[    ]. We have applied to list our Class A Ordinary Shares on the NYSE American under the symbol “[    ].” We cannot guarantee that we will be successful in listing our Class A Ordinary Shares on NYSE American. This offering is conditioned upon the successful listing of our Class A Ordinary Shares on the NYSE American. If the NYSE American does not approve our listing application this initial public offering will be terminated.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B ordinary shares (the “Class B Ordinary Share(s)”, together with the Class A Ordinary Shares, the “Ordinary Share(s)”). Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Wong Yee Leong, our controlling shareholder (the “Controlling Shareholder”), Director, [Chief Executive Officer and Chairman of the Board], will beneficially own approximately [87.63]% of the aggregate voting power of our Company immediately following the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. As a result, we will be a “controlled company” as defined under the NYSE American Company Guide and, therefore, eligible for certain exemptions from the corporate governance requirements of the NYSE American Company Guide. If we cease to be a foreign private issuer, we intend to rely on these exemptions. Furthermore, the Controlling Shareholder will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. See “Risk Factors — Risks Related to our Class A Ordinary Shares — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 10 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

	Per Class A Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us (before expenses)	$	$

____________

(1)      Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Network 1 Financial Securities, Inc., the representative of the underwriters, or the Representative. We have also agreed to issue warrants to the Representative, or the Representative’s Warrants, to purchase a number of Shares equal to 7% of the Class A Ordinary Shares sold in this public offering. The Representative’s Warrants will be exercisable at an exercise price per Class A Ordinary Share equal to 135% of the public offering price and are exercisable for a period of five (5) years and will terminate on the fifth anniversary of the date of the commencement of sales of this offering. Refer to “Underwriting” for additional information regarding underwriting compensation.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately US$[    ] million, exclusive of the above discounts. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

We will not consummate and close this offering without a listing approval letter from NYSE American. This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A Ordinary Shares to purchasers against payment on or about [        ], 202_.

The date of this prospectus is [    ], 202_.

Through and including [    ], 202_ (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Class A Ordinary Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Class A Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus.

i

You may lose all of your investment in our Class A Ordinary Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Class A Ordinary Shares, we strongly urge you not to purchase any of our Class A Ordinary Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Class A Ordinary Shares as further detailed in this prospectus.

We do not recommend that you purchase our Class A Ordinary Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the IT solutions industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications and surveys, government publications and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Conventions That Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company,” “Group,” “we,” “us”, “our” and “our Group” or their grammatical variations is a reference to Evvolutions, the Cayman Islands entity that will issue the Class A Ordinary Shares being offered, and its subsidiaries taken as a whole.

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

Other Companies, Organizations and Agencies

“Independent Registered Public Accounting Firm”	:	Assentsure PAC
“Representative”	:	Network 1 Financial Securities, Inc.

General

“AI”	:	Artificial intelligence
“Amended and Restated Memorandum and Articles of Association”	:	The amended and restated memorandum and articles of association of our Company adopted by a special resolution passed on July 29, 2025.
“Audit Committee”	:	The audit committee of our Board of Directors.
“Board” or “Board of Directors”	:	The board of Directors of our Company.
“CISO”	:	Chief Information Security Officer
“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time.
“Company”, “Evvolutions,” “we”, “us”	:	Evvolutions LeadTech Inc, a Cayman Islands exempted company and the issuer in this prospectus, unless otherwise indicated.
“Compensation Committee”	:	The compensation committee of our Board of Directors.
“Controlling Shareholder”	:

Mr. Wong Yee Leong, our Director, [Chief Executive Officer and Chairman of the Board], who will own approximately [51.37]% of our issued and outstanding Ordinary Shares representing [87.63]% of our voting power after the offering, assuming no exercise by the underwriters of their over-allotment option.

”Class A Ordinary Share(s)”	:	Class A ordinary shares with a par value of US$0.0001 each of our Company.
”Class B Ordinary Share(s)”	:	Class B ordinary shares with a par value of US$0.0001 each of our Company.
“CSA”	:	Cyber Security Agency of Singapore.
“DDOS”	:

Distributed Denial-of-Service protection, a service that safeguard servers, websites, or networks from Distributed Denial-of-Service (DDoS) attacks. It works by detecting unusual spikes in traffic and then filtering, rerouting, or blocking malicious requests before they reach the target.

“DevSecOps”	:	Development, Security and Operations, a framework that integrates security into all stages of the software development lifecycle.
“Director(s)”	:	The directors of our Company.
“DTC”	:	The Depository Trust Company.
“EDR”	:	Endpoint detection and response.
“Employment Act”	:	Employment Act 1968 of Singapore, as amended, supplemented, or modified from time to time.
“ESG”	:	Environmental, social and governance.
“Evvo SG”	:	Evvo Labs Pte. Ltd., a company incorporated under the laws of the Republic of Singapore and an operating subsidiary of the Company.
“Evvo Viet”	:	Evvo Labs Vietnam Co., Ltd., a company incorporated under the laws of Vietnam and an operating subsidiary of the Company.
“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”
“FASB”	:	The Financial Accounting Standards Board.
“FINRA”	:	The Financial Industry Regulatory Authority.
“FRS”	:	Financial reporting standard.
“GAAP”	:	Accounting principles generally accepted in the United States of America.

“ICT”	:	Information and communication technology.
“IT”	:	Information technology.
“ITA”	:	Income Tax Act 1947 of Singapore, as amended, supplemented, or modified from time to time.
“ITMS”	:	Information Technology Management Solutions, the various tools, techniques, and processes used to effectively manage and monitor an organization’s IT infrastructure.
“LCS”	:

Licensable cybersecurity services, are services that include specific types of cybersecurity services such as Managed Security Operations Centre (SOC) Monitoring which cover continuous monitoring of systems to detect and respond to cyber threats and Penetration Testing which is simulated cyberattacks to identify vulnerabilities in systems and networks.

“Listing”	:	The listing and quotation of our Class A Ordinary Shares on NYSE American.
“MDR”	:

Managed Detection and Response, a cybersecurity service that combines cutting-edge technology with human expertise to detect, analyze, and respond to threats 24/7 while keeping network, infrastructure and computer system safe.

“MOU”	:	Memorandum of Understanding.
“MSSS”	:

Our Managed Security Service Suite, a comprehensive package of cybersecurity services designed to safeguard and protect any organization’s digital infrastructure and business against cyber threats 24/7 365 days and always on.

“MTCS”	:	Multi-tiered cloud security.
“MTCS SS584”	:	MTCS Singapore Standard (SS584).
“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.
“NYSE American”	:	An American stock exchange situated in New York City.
“Offering Price”	:	We currently estimate that the initial public offering price will be in the range of US$[ ] to US$[ ] per Class A Ordinary Share offered in this offering.
“Offering”	:	The Offering of Shares by the underwriters on behalf of our Company for subscription at the Offering Price, subject to and on the terms and conditions set out in this prospectus.
“PDPA”	:	Personal Data Protection Act 2012 of Singapore, as amended, supplemented, or modified from time to time.
“PFIC”	:	Passive foreign investment company.
“Relevant Employee”	:	As defined in section 14(2A) of the Singapore EA.
“Regulation FD”	:	The Regulation Fair Disclosure.
“Rule 144”	:	Rule 144 of the Securities Act, as amended, supplemented, or modified from time to time.
“Sarbanes-Oxley Act”	:	Sarbanes-Oxley Act of 2002, as amended, supplemented, or modified from time to time.
“SCDF”	:	Singapore Civil Defence Force.
“Securities Act”	:	Securities Act of 1933, as amended
“SFRS”	:	The Singapore Financial Reporting Standard (International) 9.
“Share(s)” or “Ordinary Shares”	:	Class A Ordinary Shares and Class B Ordinary Shares of our Company.

“SIEM”	:

Security Information and Event Management, a tool that works by collecting, analyzing, and correlating data from across an organization’s IT environment to detect and respond to security threats in real time.

“Singapore EA”	:	Employment Act 1968 of Singapore, as amended, supplemented, or modified from time to time.
“Singapore Companies Act”	:	Companies Act 1967 of Singapore, as amended, supplemented, or modified from time to time.
“Singapore CA”		Cybersecurity Act 2018 of Singapore as amended, supplemented, or modified from time to time.
“Shareholders”	:	Registered holders of Shares.
“SOC”	:	Security Operations Center, a team that monitors, analyzes and responds to security incidents within an organization.
“specified foreign income”	:	Foreign income in the form of branch profits, dividends and service fee income.
“Comptroller”	:	The Comptroller of Income Tax appointed under the ITA.
“Underwriting Agreement”	:

The Underwriting Agreement dated [    ], 2025 entered into between our Company and Network 1 Financial Securities, Inc., acting as the representative of the underwriters, pursuant to which the underwriters have severally but not jointly agreed to purchase, and we have agreed to sell to them, [2,500,000] Class A Ordinary Shares at the Offering Price, less the underwriting discounts, as described in the sections titled “Underwriting” of this prospectus.

“VAPT”	:	Vulnerability assessment and penetration testing.
“WAF”	:	Web Application Firewall, a security solution that protects web applications against common web-based threats.

Currencies, Units and Others

“S$” or “SGD”	:	Singapore dollars, the lawful currency of the Republic of Singapore.
“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the United States of America.
“VND”	:	Vietnamese Dong, the lawful currency of Vietnam.
“%” or “per cent.”	:	Per centum.

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to United States dollar(s), the legal currency of the United States of America, all references to “SGD,” “S$” or “Singapore Dollar” refer to Singapore dollar(s), the legal currency of Singapore, and all references to “VND”, or “Vietnamese Dong” refer to Vietnamese dong(s), the legal currency of Vietnam. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. The Company is a holding company with operations conducted through its Singapore and Vietnam operating subsidiaries. The Company’s reporting currency is Singapore Dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from SGD to U.S. dollars and from U.S. dollars to SGD in this prospectus were calculated at the noon buying rate of US$0.7437 = S$1, representing the index rate stipulated by the federal reserve as of March 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Class A Ordinary Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “Evvolutions”, “we”, “us”, “our”, the “Company” and similar designations refer to Evvolutions, a Cayman Islands company, and its wholly-owned subsidiaries.

Overview

We are an end-to-end cybersecurity provider in Singapore which aims to empower businesses through digital transformation by leveraging digital media, artificial intelligence (“AI”), Internet of Things (“IoT”), and mobility and cloud computing. We modernize, migrate and manage our customers’ technology stack, helping them to operate more securely and efficiently in an increasingly complex digital landscape.

Our cybersecurity expertise, coupled with our multidisciplinary capabilities, positions us as a potential technology partner for public sector agencies and private enterprises as they navigate the future of digital transformation. We have successfully delivered projects across Southeast Asia, supporting industries such as financial services, supply chain, healthcare, manufacturing and government, and have been recognized by the Infocomm Media Development Authority (“IMDA”) in Singapore as one of the curated ICT firms offering ready and relevant digital solutions to meeting the digitalization needs of corporations.

Since our establishment in 2011, we have transitioned from a media solutions company to a business focused on cybersecurity solutions and emerging technologies, while still providing secured media and ITMS solutions to niche industries. With operations in Singapore and Vietnam, we have built a reputation in Singapore within the IT solutions industry for delivering large-scale, innovative and secured digital transformation solutions to government agencies, financial institutions, healthcare organizations and private enterprises.

We have developed a comprehensive suite of cybersecurity products, services and solutions, including threat detection and response, vulnerability management, compliance advisory and ransomware negotiation. We also utilize these cybersecurity solutions, products and services for our DevSecOps integration services business segment, which consolidates disparate technology products and applications in order to develop customized IT systems according to our customers’ specific requirements.

Complementary to our cybersecurity solutions business, we also operate a proprietary SOC, which monitors and protects our customers’ websites around the clock. Core services provided under this business segment include Web Application Firewall (“WAF”) implementation, Distributed Denial-of-Service (“DDoS”) protection, and database activity monitoring.

We have also expanded our managed and professional services offerings, enabling us to provide professional support services to established cybersecurity vendors and manage security services for enterprises and partners alike.

We are equally committed to driving innovation through emerging technologies such as AI-powered solutions, IoT, blockchain advisory services as well as system integration services.

We also design and implement blockchain and Web3 services, enabling our customers to integrate secure and decentralized technologies into their operations. We are currently in the midst of developing our own AI-driven cybersecurity platform, comprising of three modules: Clear-Ciso, Clear-Guard, and Clear-Align. Clear-Ciso and Clear-Guard commenced beta testing in July 2025, while Clear-Align is slated for beta testing in the last quarter of the year.

We are led by an experienced management team with deep expertise in cybersecurity, AI, IoT, and digital transformation. As an asset-light business, we leverage on our skilled in-house team of cybersecurity experts, developers and engineers. We also engage in strategic collaborations with leading technology providers both within Singapore and abroad.

Competitive Strengths

We believe we have the following competitive strengths, which have enabled us to become one of the leading players in the cybersecurity and digital solutions industry in Singapore:

•        Proven track record with a diverse and strong customer base;

•        Comprehensive, end-to-end cybersecurity and software solutions;

•        Experienced leadership team with deep domain expertise; and

•        Proprietary innovation with AI-powered solutions.

Our Strategy

•        Broadening and enhancing our cybersecurity and digital solutions offerings;

•        Expanding into cyber insurance brokerage services; and

•        Increasing our market presence and expanding our geographical market reach.

Corporate Structure

We are not a Singapore operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating subsidiaries, Evvo SG in Singapore and Evvo Viet in Vietnam. We do not have operating subsidiaries in Hong Kong and none of our Directors or officers reside in or are citizens of Hong Kong. This is an offering of the Class A Ordinary Shares of Evvolutions, the holding company in the Cayman Islands, instead of the shares of Evvo SG and Evvo Viet.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering, assuming no exercise by the underwriters of their over-allotment option:

For more details, see “Our Corporate History and Structure” section.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A Ordinary Shares. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 10 of this prospectus

Risks Related to Our Business and Industry (starting on page [10] of this prospectus)

Risks and uncertainties related to our business include, but are not limited to, the following:

•        The project-based nature of our business and/or the timing of delivery may lead to fluctuations in our revenue, profit and operating cash flow;

•        We are dependent on our Directors and business unit heads for continued success and growth of our business;

•        We are dependent on related software developers for research and development of our products and software;

•        We may face financing constraints for large-scale projects, which could adversely affect our operations and financial condition;

•        We are affected by the availability of suitable talent in the market;

•        Our SOC management services are dependent on the expertise, availability, and continuity of our SOC team, and any disruption in the team could expose us to penalties and adversely affect our business, financial condition, results of operations, cash flows and prospects;

•        We rely on third-party vendors for certain components of our services, and any disruptions in their performance could adversely affect our business operations and reputation;

•        We may be unable to successfully implement our business strategies;

•        If we or our third-party vendors with whom we work with sustain a cyberattack or suffer private or data security breaches that disrupt our information systems or operations or result in the dissemination of sensitive personal data or confidential information, we could suffer increased costs, exposure to significant liability, adverse regulatory consequences, reputational harm, loss of business, and other serious negative consequences;

•        We are exposed to credit risk, late and default payments by customers;

•        A limited number of suppliers have accounted for a significant portion of our sales; and

•        If there is a significant reduction in demand for our cybersecurity products and services from the Singapore government, our business could suffer.

•        we are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brands and reputation, subject us to significant fines and liability, or otherwise adversely affect our business; and

•        we may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects

Risks Related to Our Class A Ordinary Shares and This Offering (starting on page [21] of this prospectus)

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

•        there has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all;

•        the initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile;

•        you will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased;

•        we are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies;

•        as an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors;

•        we will incur substantial increased costs as a result of being a public company;

•        our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial;

•        we cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares;

•        As a foreign private issuer and “controlled company” within the meaning of the NYSE American’s corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE American corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our Class A Ordinary Shares. We intend to comply with the Corporate Governance rules of NYSE American applicable to foreign private issuers and do not intend to rely on such controlled company exemptions.

•        If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

•        substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline;

•        we do not intend to pay dividends for the foreseeable future;

•        the market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Class A Ordinary Shares at or above the initial public offering price; and

•        you may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Corporate Information

Our principal office is located at 28 Genting Lane, #05-07, Platinum 28, Singapore 349585, and our telephone number is +65 6258 4914. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•        the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the NYSE American Company Guide that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the United States; or

•        our business is administered principally in the United States.

Dual-Class Nature

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders including the election of directors, amendment of memorandum and articles of association, and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Wong Yee Leong, our Controlling Shareholder, Director, [Chief Executive Officer and Chairman of the Board] will beneficially own approximately [51.37]% of our issued and outstanding share capital and approximately [87.63]% of the aggregate voting power of our Company immediately following the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. See “Risk Factor — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

Implication of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from NYSE American Company Guide requiring that the Board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a “Controlled Company” with securities listed on the NYSE American, must comply with the exchange’s continued listing standards to maintain their listings. NYSE American has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the NYSE American Company Guide, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under NYSE American Company Guide, a controlled company is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the Board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and.

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, the outstanding shares of the Company will consist of [25,000,000] Ordinary Shares which consist of [21,143,478] Class A Ordinary Shares and of [3,856,522] Class B Ordinary Shares, assuming the underwriters do not exercise their overallotment option to purchase additional Class A Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Wong Yee Leong, our Controlling Shareholder, Director, [Chief Executive Officer and Chairman of the Board] will beneficially own approximately [87.63]% of the aggregate voting power of our Company immediately following the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. As a result, our Controlling Shareholder holds a majority of the voting power of the Company and therefore will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. This concentration of ownership may not be in the best interests of all of our shareholders. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering.

THE OFFERING

Issuer	Evvolutions LeadTech Inc
Class A Ordinary Shares offered by us	[2,500,000] Class A Ordinary Shares (or [2,875,000] Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full).
Offering price per Class A Ordinary Share:	We estimate the initial public offering price will be between US$[•] and US$[•] per Class A Ordinary Share.
Shares to be outstanding after this offering	[21,143,478] Class A Ordinary Shares (or [21,518,478] Class A Ordinary Shares if the underwriters exercise their option to purchase additional Shares in full), and [3,856,522] Class B Ordinary Shares.
Voting Rights

Class A Ordinary Shares are entitled to one (1) vote per share.

Class B Ordinary Shares are entitled to twenty (20) votes per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class, unless otherwise required by law or our Memorandum and Articles of Association. Our Controlling Shareholder, the sole holder of our Class B Ordinary Shares, will hold approximately [87.63]% of the total voting power for our issued and outstanding Shares including [9.14]% of the voting power from his Class A Ordinary Shares and [78.49]% of the total voting power from his Class B Ordinary Shares, following the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Shares” for additional information.

Over-allotment option

We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $[*] million, or approximately $[*] million if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, based on an assumed initial public offering price of $[    ] per Class A Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

• approximately 20% for expansion of our core technology’s functionality and value through targeted product development;
• approximately 25% for strategic development and scaling of our business and operational footprint;

• approximately 30% for exploration of potential mergers and acquisitions, with no current commitments in place; and
• approximately 25% to fund general administration, working capital and loan repayment.
See “Use of Proceeds” for additional information.
Lock-up

We and our 5% or more shareholders, directors and officers have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of or otherwise dispose of, directly or indirectly, any of our Class A Ordinary Shares or other securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of 180 days from the date of this prospectus, subject to certain limited exceptions. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer agent	[*]
Risk factors

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Listing

We have applied to list our Class A Ordinary Shares on the NYSE American under the symbol “[*]”. At this time, NYSE American has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon NYSE American’s final approval of our listing application. However, there is no assurance that this offering will close and our Class A Ordinary Shares will be trading on the NYSE American. If the NYSE American does not approve our listing application this offering will be terminated.

The number of Shares to be outstanding is based on [22,500,000] Ordinary Shares outstanding as of the date of this prospectus.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to no exercise by the underwriters of their option to purchase up to 15% of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive (loss) income for the fiscal years ended March 31, 2025 and 2024 and consolidated balance sheets data as of March 31, 2025 and 2024 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	Twelve Months Ended March 31
	2024	2025	2025
	S$	S$	US$
Revenue	9,481,776	10,527,351	7,829,938
Gross profit	851,149	2,990,140	2,223,980
Total operating expenses	(1,470,641)	(1,422,326)	(1,057,884)
(Loss) Income from operations	(619,492)	1,567,814	1,166,096
Other expenses, net	(275,578)	(342,586)	(254,806)
Income tax expenses	—	—	—
Net (loss)/profit	(895,070)	1,225,228	911,290
Weighted average number of ordinary shares – Basic and diluted	1	1	1
Net (loss) earnings per share – Basic and diluted	(895,070)	1,225,228	911,290

SUMMARY BALANCE SHEETS

	As at March 31
	2024	2025	2025
	S$	S$	US$
Cash and cash equivalents	407,401	460,249	342,320
Total current assets	7,441,992	7,859,662	5,845,788
Plant and equipment, net	42,957	42,332	31,485
Total non-current assets	1,499,799	1,270,781	945,170
Total assets	8,941,791	9,130,443	6,790,958
Total current liabilities	9,147,572	6,199,220	4,610,799
Total non-current liabilities	1,616,487	2,529,893	1,881,661
Total liabilities	10,764,059	8,729,113	6,492,460
Total shareholders’ equity	(1,822,268)	401,330	298,498

SUMMARY CASH FLOWS

	For the Years Ended March 31
	2024	2025	2025
	S$	S$	US$
Net cash used in operating activities	199,335	(3,772,246)	(2,805,686)
Net cash used in investing activities	(799,732)	(24,719)	(18,385)
Net cash generated from financing activities	263,422	3,851,442	2,864,591
Cash and cash equivalent, beginning of year	744,964	407,401	303,012
Cash and cash equivalent, end of year	407,401	460,249	342,320

RISK FACTORS

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The project-based nature of our business and/or the timing of delivery may lead to fluctuations in our revenue, profit and operating cash flow.

Our revenue is mainly derived from our cybersecurity solutions which are mostly carried out on a project basis and per-event basis, whereby these business activities collectively contributed approximately 43.8% and 74.2% to our total revenue in the fiscal years ended March 31, 2025 and 2024, respectively.

Revenue from our cybersecurity solutions is usually recognized upon issuance of invoices based on project delivery milestones over the tenure of the projects. As such, the timing of project delivery for our cybersecurity solutions will affect our billing schedule which will in turn affect our revenue recognition and may cause our profit and operating cash flow to fluctuate. Our cybersecurity solutions projects generally range for a period of three to nine months for a single phase, depending on the complexity of the project. Any enhancements or upgrades are subject to our customers’ operational needs and business decisions, additional features required based on feedback and the customer’s budget. On the other hand, our revenue from our Security Operations Centre (“SOC”) management services and secured media and ITMS is based on pre-agreed rates with our customers on a periodic recurring basis.

Our inability to secure new projects and customers for our businesses in a timely manner will materially affect our overall profitability and financial performance. Whilst we have not experienced any shortage of projects that have adversely affected our revenue since the commencement of our business and up to the date hereof, there is no assurance that the non-recurrent nature of our cybersecurity solutions secured from customers in the future will not cause our revenue, profit and operating cash flow to fluctuate in the future, which in turn may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are dependent on our Directors and business unit heads for continued success and growth of our business.

Since inception, our success has been attributed to the experience, industry knowledge and network, and skills of our Directors and business unit heads. Our growth and future success will continue to be dependent on the continuous contribution from Mr. Wong Yee Leong for his leadership in setting the strategic direction and driving our business development. Additionally, we attribute our continuous success to the abilities, skills, experience and efforts of Mr. Wong Yee Leong for his assistance in implementing operational strategies and policies, and in building a strong team of business unit heads to drive sustained success and growth of our business. We maintain key man insurance on Mr. Wong Yee Leong, but not on any of our other Directors or business unit heads.

As such, the loss of any of our Directors and business unit heads simultaneously or within a short period, and the inability to replace or attract suitable talents in a timely manner, may create an unfavorable impact on our operations and the future growth of our business, which may eventually have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are dependent on third-party software developers for research and development of our products and software.

The cybersecurity solutions business segment contributed to approximately 43.8% and 74.2% of our total revenue in the fiscal years ended March 31, 2025 and 2024, respectively. The provision of cybersecurity solutions requires the expertise of both our in-house and third-party software developers who are equipped with extensive technical knowledge as well as experience in various technologies and software for the use of our in-house applications. A significant portion of the research and development activities for our products and software is conducted in India by a third-party software development company, who is engaged exclusively by us under a master services agreement.

The ability to retain and to attract competent and skilled software personnel by our related software developers is crucial for our continued success, future business growth and expansion. The loss of any of our related software developers and the inability to find suitable replacements in a timely and cost-efficient manner may cause disruptions to our project deliverables. Consequently, our project delivery milestones may be delayed, which may affect our revenue recognition. Any delays to our project delivery schedules may also lead to dissatisfaction from our customers and may impact our ability to secure future projects from such customers. Additionally, we may lose our competitive edge if we are unable to engage or replace our related software developers at a rate consistent with our business growth. There is no assurance that we will always have enough competent and skilled software developers to meet our delivery milestones, failing of which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may face financing constraints for large-scale projects, which could adversely affect our operations and financial condition.

We may encounter financing constraints as we scale our operations and undertake larger projects, such as government contracts. We are required to procure hardware and other components upfront for certain projects, which could strain our financial resources if the project size exceeds our current financing capabilities. Although we have not defaulted or incurred liquidated damages for government projects, any inability to secure sufficient financing could delay project execution, impact delivery timelines, or prevent us from meeting our contractual obligations.

Further, our payment terms with our customers, particularly government entities, are typically structured to depend on the completion of user acceptance testing. This payment arrangement may lead to delayed cash inflows, further compounding the financial pressures associated with upfront investments.

While we continue to manage our finances prudently and explore avenues to improve our cash flow management, there can be no assurance that these measures will fully mitigate the risks of financing constraints and may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are affected by the availability of suitable talent in the market.

Successful hires for our cybersecurity engineer team are subject to the suitability and availability of cybersecurity engineer talent in the market that matches our requirements. We require our cybersecurity engineers to possess certain fundamental skill sets such as the ability to identify threats and vulnerabilities in systems and software, respond to security incidents, conduct forensic analysis of security incidents, and design and configure security technologies.

In our industry, these technical skill sets may be difficult to source. For example, talents that are equipped with specific technical knowledge may not be available in the market at competitive salary rates at our time of hiring. If we are unable to source for suitable talents that meet our requirements in a timely manner and in sufficient numbers, we may be unable to deliver projects that require these talents or it may limit the scope and number of projects for which we can secure, which may negatively affect our financial performance.

Although, since the commencement of our business and up to the date of this prospectus, we have not encountered any difficulties in hiring suitable talents that limited our ability to deliver projects secured, or to secure projects from customers, there is no assurance that we will always be able to hire such suitable talents in the future whenever required, failing of which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our SOC management services are dependent on the availability and continuity of our SOC team, and any disruption in the team could expose us to penalties and adversely affect our business, financial condition, results of operations, cash flows and prospects.

The effectiveness of our SOC management services is dependent on the availability and continuity of the specialized team that operates and manages the center round the clock. The team is responsible for continuous monitoring, threat detection, incident response, and maintaining the technologies that underpin this business segment. A turnover of employees within our SOC, or resource constraints, could lead to delayed responses to cybersecurity threats, reduced service quality, or failure to meet contractual obligations. If we are unable to retain or recruit sufficient personnel with the necessary expertise to manage our SOC effectively, or if key members of the team were to leave unexpectedly, our ability to provide services to our customers may be disrupted. In such circumstances, we may face financial penalties under the agreements with our customers which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We rely on third-party vendors for certain components of our services, and any disruptions in their performance could adversely affect our business operations and reputation.

We depend on third-party vendors to provide key components of our offerings, including website applications, firewalls, and both hardware and software. While these vendors offer warranties for their products and services, any glitches, malfunctions, or disruptions in their systems may require us to intervene, take over their responsibilities, and resolve issues directly. Such incidents could lead to increased costs, operational inefficiencies, and delays in service delivery.

In order to mitigate these risks and improve cost control, we are transitioning away from reliance on third-party vendors by moving toward developing our own proprietary products and solutions. However, this shift may involve significant investment, time, and resources, and there can be no assurance that it will be successful or completed in a timely manner. Any failure of third-party vendors to meet their contractual obligations may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We rely on artificial intelligence for certain components of our services, and any disruptions to the artificial intelligence infrastructure could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our products and services rely on large language models and other forms of artificial intelligence. Although these technologies create competitive advantages, they also present risks and uncertainties that may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. Artificial intelligence systems generate probabilistic, non-deterministic outputs, which may be incomplete, inaccurate or biased. If customers or other stakeholders act on such information, we may face reputational damage, contractual liability, or regulatory scrutiny. Artificial models are also susceptible to malicious prompt injection, data poisoning, and other adversarial attacks that may override guardrails, exfiltrate proprietary information, or render the system unavailable. Many artificial intelligence components incorporate open-source software, which may expose us to licensing disputes, hidden supply-chain vulnerabilities, and third-party intellectual-property claims. Increasing operational dependence on third-party artificial intelligence infrastructure and application programming interfaces means that any disruption, degradation, or modification of those services could interrupt our business, impair customer experience, and necessitate remediation expenses.

We have implemented a range of controls, namely, the Singapore Model AI Governance Framework, the industry-standard “Three Lines of Defense” for human oversight, input-sanitization routines, AI verify testing, open-source license audits, and documented fallback and rollback procedures, to identify, monitor, and mitigate these risks. However, no governance framework or technical safeguard can eliminate them entirely. Security controls may fail or be circumvented, model testing may not uncover latent defects, regulatory requirements may evolve faster than our ability to comply, and our continuity plans may not fully offset prolonged service outages. Any such failure could subject us to governmental investigations, civil or criminal penalties, injunctive relief, adverse publicity, loss of intellectual-property rights, or remediation costs, any of which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may be unable to successfully implement our business strategies.

We plan to grow our business by expanding and enhancing our service offerings, through our business strategies as follows:

•        Broadening and enhancing our cybersecurity and digital solutions offerings;

•        Expanding into cyber insurance brokerage services; and

•        Increasing our market presence and expanding our geographical market reach.

In order to successfully implement these business strategies, we are required to attract suitable talents.

The execution of our business strategies is subject to additional expenditures, including operational expenditures, capital expenditures and other working capital requirements. Such additional expenditure will increase our operational cost including overhead costs, which may adversely affect our profit margin if we are unable to gain sufficient revenue by securing more sales or projects following the implementation of our business strategies. Furthermore, our business strategies may be influenced by factors beyond our control, such as changes in general market conditions, economic climate, political environment and countries in which our customers are domiciled, which may affect the commercial viability of our business strategies. The implementation of our business strategies could also be adversely affected by a variety of other factors such as new and unforeseen technologies used or introduced by our competitors or attractive pricing offered by our competitors, which may affect the attractiveness of our offerings.

Hence, there is no assurance that the effort and expenditures spent on the implementation of our business strategies will yield expected results in growing our business in terms of financial performance and market presence. There is also no assurance that we will be successful in executing our business strategies, nor that we will be able to anticipate all the business, operational and industry risks arising from our business strategies, failing of which may lead to an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

If we or our third-party vendors with whom we work with sustain a cyberattack or suffer private or data security breaches that disrupt our information systems or operations or result in the dissemination of sensitive personal data or confidential information, we could suffer increased costs, exposure to significant liability, adverse regulatory consequences, reputational harm, loss of business, and other serious negative consequences.

As part of our normal operations, we routinely collect, process, store, and transmit large amounts of data, which we may share with our third-party vendors. This potentially includes personal data, as well as proprietary or confidential information relating to our business or customers.

Although we have and will continue to develop systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively responding to known and potential risks, there can be no assurance that these security measures will provide absolute security or successfully prevent breaches or attacks. We have experienced from time to time, and may experience in the future, cyberattack attempts on our systems. To date, none of these attempts have been successful. Certain threat actors may be supported by significant financial and technological resources, making them increasingly difficult to detect. As a result, the costs and resources devoted to protecting against these advanced threats and their consequences may continue to increase over time.

Our systems, or those of our third-party vendors, are subject to a growing number of threats from computer programmers, hackers, and other adversaries that may be able to penetrate our network security and misappropriate our confidential information or that of third-parties, create system disruptions, or cause damage, security issues, or shutdowns. As the techniques used to circumvent, gain access to, or sabotage security systems can be highly sophisticated and change frequently, they may not be recognized until launched against a target, and may originate from less regulated and remote areas around the world. We may be unable to anticipate these techniques or implement adequate preventive measures, resulting in potential data loss and damage to our systems.

Our systems are also subject to compromise from internal threats such as improper action by employees, including malicious insiders, or by vendors, counterparties, and other third-parties with otherwise legitimate access to our systems. Our policies, employee training, procedures, and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties or other third-parties.

Any compromise or perceived compromise of the security of our systems or the systems of one or more of our vendors or service providers could damage our reputation and brand, cause the termination of relationships with our customers, result in disruption or interruption to our business operations, marketing partners and carriers, reduce demand for our services, result in improper disclosure of data and violations of applicable privacy and other laws, cause us to incur significant remediation costs and liquidated damages, and divert the attention of management from the operation of our business, and subject us to significant liability and expense, as well as regulation action fines, penalties and lawsuits, which would harm our business, operating results and financial condition.

Although we maintain insurance covering certain security and privacy damages and claim expenses on a project basis], we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident or any regulatory actions or litigation that may result.

We are exposed to credit risk, late and default payments by customers.

We generally grant our customers credit periods of between 7 and 30 days upon issuance of invoices, though we generally collect lump-sum payments upon such issuance. Some projects may also require upfront payments. In the event that payment is not received within the credit period or there is late or default in payment by our customers, our operating cash flows or financial results of operations may be adversely affected. In the event that there is any default or delay in the collection of payment, it will lead to impairment losses on trade receivables and/or bad debts which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

A limited number of suppliers have accounted for a significant portion of our sales.

A limited number of suppliers have accounted for a significant portion of our purchases. For the year ended March 31, 2025, vendors X and Y accounted for approximately 43% and 13% of our total purchases respectively. For the year ended March 31, 2024, vendors X and Z accounted for approximately 41% and 37% of our total purchases respectively.

As a result, we are dependent on a small number of key suppliers, which exposes us to a number of risks that could materially and adversely affect our business, financial condition, results of operations, and prospects. If any of our significant suppliers were to reduce, delay, or cancel their contracts with us, or if we are unable to identify and secure additional or replacement suppliers in a timely manner, our ability to procure necessary products and services could be disrupted, which may result in interruptions in our operations, delays in fulfilling customer orders, and loss of revenue. Furthermore, our significant suppliers may increase the prices they charge for their products and/or services or we may not be able to secure favorable terms or pass on any increase in costs on to our customers, which could impact our profit margins and financial performance. Further, if any of our key suppliers are unable to deliver products and/or services to us in a timely manner, our business and operations could be disrupted, resulting in production delays, increased costs, and potential damage to our reputation with customers. The financial instability or insolvency of any of our key suppliers could also result in sudden supply interruptions, loss of deposits or prepayments, and the need to quickly identify alternative sources, which may not be readily available or may be more costly. Any significant disruption in our relationships with our key suppliers, or any material adverse change in their ability or willingness to supply us, could have a material adverse effect on our business, financial condition, results of operations, and prospects, and we may not be able to quickly or effectively replace these suppliers or mitigate the impact of any such events.

Our deliverables are exposed to unexpected delays, interruptions or contract termination caused by operational factors, accidents and natural disasters beyond our control.

The deliverables of our projects are subject to unexpected delays, interruptions or contract termination caused by factors beyond our control. For example, our customers may delay the completion of projects due to unforeseen circumstances, such as unexpected difficulties in accessing our customers’ IT infrastructure due to sudden breakdowns or unscheduled system maintenance, or resignation of key project personnel. Our customers may also terminate our contract due to various reasons such as budget constraint or change of business decision.

If there are any delays caused by our customers which result in delays in our timing of project delivery, our financial performance will be affected. We are therefore dependent on the availability and cooperation of our customers to minimize delays in our deliverables.

Other unexpected events such as accidents and natural disasters may also cause temporary disruptions to our projects. Although, since the commencement of our business and up to the date of this prospectus, we have not encountered any delays or interruptions caused by operational factors, accidents and natural disasters beyond our control which adversely affected our financial performance and business operations, there is no assurance that such delays or interruptions caused by operational factors, accidents and natural disasters beyond our control will not happen in the future, of which it may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We face risks related to natural disasters, health epidemics, macroeconomic factors and other uncontrollable events, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption or destruction in the geographic region of Singapore regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease such as severe acute respiratory syndrome (SARS), H5N1 avian flu, Influenza A (H1N1), MERS, Ebola, COVID-19 and Mpox (formerly known as monkeypox). Such events may cause our customers to suspend their decisions on purchasing our products and/or services, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel, physical facilities, and operations, which could materially adversely affect our financial results.

Since the COVID-19 pandemic and up to the date of this prospectus, we have had employees working from home during periods where the government implemented movement control measures and office closures, and there was no impact to our business operations arising from these periods where movement control measures and office closures were implemented. Although we have not experienced any material interruptions to our business operations arising from the COVID-19 pandemic up to the date of this prospectus, there is no assurance that there will not be any unfavorable impact or any project deferments and/or cancellations in the future, in the event of resurgence in COVID-19 cases and re-imposition of movement control measures and/or office closures which are beyond our control. In addition, a recent outbreak of Mpox has raised new public health concerns. Mpox, a viral disease that has seen a resurgence in certain regions, presents risks of further disruption to global, regional, and national economies. The disease has led to health advisories and could potentially result in travel restrictions, supply chain disruptions, and other challenges similar to those experienced during the COVID-19 pandemic.

Any significant disruption to transportation and travel, including travel restrictions and other potential protective quarantine measures by governmental agencies, may increase operational difficulties and could make it impossible for us to conduct on-site work for our customers. Furthermore, travel restrictions and protective measures could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain highly skilled personnel we need for our operations, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business may also be affected by macroeconomic factors, such as general economic conditions, level and volatility of economic growth, inflation, exchange rates, market sentiment and consumer confidence in the jurisdictions we operate in, trade tensions, social and political unrest, and regulatory, fiscal and other governmental policies, all of which are beyond our control. In particular, we are exposed to the risks of global trade wars and tariffs, which could disrupt the international trade flows and supply chains that are essential for our operations. Trade wars and tariffs could result in higher costs, lower demand, reduced market access, increased uncertainty, and retaliatory measures for products and services in various countries. Moreover, trade wars and tariffs could trigger or exacerbate geopolitical tensions, social unrest, and protectionist policies that could further undermine the stability and predictability of the global economic and regulatory environment. We cannot predict the outcome or duration of these trade conflicts or their impact on our business, financial condition, results of operations and/or prospects, which could be material and adverse.

Given the uncertainties as to the future economic outlook, there is no assurance that we will be able to maintain or continue to grow our revenue and profits, or that we will be able to react promptly to any change in economic conditions. In the event that we fail to react promptly to the changing economic conditions, our business, prospects and financial position could be adversely affected.

We operate in a highly competitive industry and face competition from existing and new IT solutions providers.

The IT solutions industry in Singapore is competitive due to the large number and fragmented nature of industry players which are involved in the provision of cybersecurity services, including threat detection and response, vulnerability management, compliance advisory. These IT solution providers may comprise local companies in Singapore and foreign companies that may or may not have presence in Singapore and offer a wide range of cybersecurity solutions and services, including network security, endpoint security, cloud security, threat intelligence and managed security services.

In addition, other IT solution providers may enter the cybersecurity market and adapt to the latest digital technologies at a quicker pace. Therefore, they may be able to secure projects which require the development of digital solutions using these latest digital technologies. As such, these IT solution providers may gain a competitive edge over us, should we face challenges in adapting to the latest digital technologies in a timely manner. Additionally, competition from other IT solution providers may negatively impact our sales or increase the difficulty for us in securing future projects, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We face risks of not adapting quickly to the latest technological developments.

The IT solutions industry undergoes continuous and rapid technological developments, with increasing levels of complexity and evolving cyber threats. These developments require the adoption of advanced solutions to protect business operations and sensitive data for our customers. Our customers’ needs for secure systems and protection against emerging threats may necessitate the implementation of cutting-edge cybersecurity technologies and practices.

Our ability to adapt to these changes and to remain technologically relevant will determine the sustainability of our business. There is no assurance that we will have sufficient resources to successfully and accurately anticipate technological changes and market trends, as well as the ability to adopt these latest digital technologies for the development of our digital solutions on a timely and cost-effective manner, all of which may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Any failure to protect our cybersecurity systems and platforms against security breaches could damage our reputation and brand and adversely affect our business, reputation, financial condition and results of operations.

Our business relies on the effectiveness of our cybersecurity systems and platforms to detect, prevent, and respond to cyber threats. While we have implemented various procedures and controls intended to monitor and mitigate security and cybersecurity threats, there is a risk that the measures we take to protect such information and data are insufficient to prevent security breaches or other unauthorized access or disclosure of the information and data. Any security breach, data loss, or other compromise, including, but not limited to those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption, whether intentional or inadvertent, could result in the access, public disclosure, loss or theft of our customers’ and employees’ confidential, sensitive and personal information, which could negatively affect our ability to attract new customers, result in significant reputational damage and subject us to significant lawsuits, regulatory fines, or other actions or liabilities, any of which could materially and adversely affect our business, reputation, financial condition and results of operations.

Further, as a provider of cybersecurity services, our reputation is directly tied to our ability to safeguard data and provide secure solutions. Any perceived or actual failure in our cybersecurity capabilities could result in the loss of existing customers, reduce demand for our services, and difficulties in acquiring new business which could adversely affect our financial performance, operational results, and long-term growth prospects.

If we are unable to maintain and protect our intellectual property, or if third-parties assert that we infringe on their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our trademarks and business methods. We rely on trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third-parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business. Also, third-parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent us from offering some services. Intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure if the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage. Advances in technology, which permit increasingly large amounts of information to be stored on mobile devices or on third-party “cloud” servers, may increase these risks.

We are exposed to risks relating to the economic, political, legal and regulatory environments in the countries in which our customers are domiciled.

We operate in Singapore. In addition to our customers in Singapore, we also have customers from overseas countries in the Southeast Asia region in the financial years ended March 31, 2025 and 2024. Our business, financial condition, results of operations, cash flows and prospects may be affected by any adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments that are beyond our control in the countries where we operate and transact business. These risks include unfavorable changes in political conditions, economic conditions, interest rates, government policies and regulations, import and export restrictions, duties and tariffs, civil unrest, methods of taxation, inflation and foreign exchange controls.

Any changes to the economic, political, legal and regulatory environments in the countries in which we have customers may cause disruptions in our delivery schedules, which may consequently cause a decline in our revenue or demand for our products and services. Such events may have a material adverse impact on our business and financial performance. Although, since the commencement of our business and up to the date of this prospectus, we have not experienced any disruptions in our project delivery schedules arising from adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments in the countries in which our customers are domiciled, there is no assurance that we will not experience any disruptions in our project delivery schedules arising from adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments in the countries in which our customers are domiciled in the future, which may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

If there is a significant reduction in demand for our cybersecurity products and services from the Singapore government, our business could suffer.

A substantial portion of our revenue is derived from government contracts in Singapore, covering IT infrastructure, software implementation, system integration, cybersecurity, and managed services. For the fiscal years ended March 31, 2024 and 2025, government agencies in Singapore accounted for 47.8% and 22.4% of our total sales, respectively. As a result, our financial performance is closely linked to the Singapore government’s technology procurement cycles and annual IT budget allocations. Any delays, changes in procurement policies, budget constraints, or shifts in strategic priorities, such as vendor consolidation or in-sourcing, could materially affect our materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

There is no assurance that the Singapore government will continue to maintain the current level of spending on technological services and cybersecurity in the future. The government’s spending budget for may change from year to year, influenced by various factors such as the Singapore government’s policy in relation to the technology and cybersecurity, the general financial health of the government, and the general economic conditions in Singapore.

If we pursue strategic acquisitions or joint ventures, we may be unable to successfully consummate favorable transactions or successfully integrate acquired businesses.

From time to time, we may evaluate potential acquisitions or joint ventures that would further our strategic objectives. However, we may be unable to identify suitable target assets or companies, consummate a transaction on terms that are favorable to us, or achieve the anticipated synergies, expected returns and other benefits as a result of integration challenges or anti-monopoly regulations. Companies or operations acquired by us, or joint ventures created by us may not be profitable or may not achieve sales levels and profitability that justify the investments made. Our corporate development activities may entail financial and operational risks, including diversion of management attention from its existing core businesses, difficulty in integrating or separating personnel, financial, information technology and other systems, difficulty in retaining key employees, and negative impacts on existing business relationships with suppliers and customers. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and increased operating expenses, all of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We intend to utilize a portion of the net proceeds from this offering for business expansion but may face problems in the implementation of such expansion plans and the actual capital expenditure necessary for such expansion may significantly exceed our budgets or we may be unable to maximize returns from the capital expenditure.

We propose to utilize a portion of the net proceeds from this offering towards business expansion by strengthening our market position, expanding the scope of our product offerings, engaging in strategic acquisitions and joint venture partnerships, and investing in equipment and technology. While, as of the date of this prospectus, we have not identified any such strategic acquisitions or have any concrete plans for investments in equipment and technology, any future capital expenditure may be subject to the potential problems and uncertainties that such business expansion activities face, including cost overruns or delays. Issues that could adversely affect the implementation of such expansion plans include labor shortages, increased costs of equipment or manpower, inadequate performance of equipment and machinery, delays in completion, the possibility of unanticipated future regulatory restrictions, delays in receiving governmental, statutory and other regulatory approvals, incremental pre-operating expenses, taxes and duties, interest and finance charges, working capital margin, environment and ecology costs and other external factors which may not be within the control of our management. There is no assurance that our business expansion plans will be completed as planned or on schedule, and any delay could have an adverse impact on our growth, business, financial condition, results of operations, cash flows and prospects.

In addition, if the actual capital expenditure significantly exceeds our budgets and we do not have sufficient financial resources (including the net proceeds from this offering) to meet the requirements of any proposed business expansion plans, we may need to utilize external financing sources to fund the balance at additional finance costs, and the proposed business expansion plans may not be completed as planned or on schedule, if at all. Even if our budgets were sufficient to cover such activities, we may be unable to achieve the intended economic benefits of such capital expenditure, which in turn may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. Furthermore, even if we are able to raise adequate capital to fund our capital expenditure in maintaining and growing our business, there is no assurance that we will be able to maximize the utility and profitability of any companies that we may acquire or invest in, or equipment and technology that we may invest in. This may occur for various reasons, and we may therefore not be able to fully maximize returns from our capital expenditure.

If we are unable to raise additional capital, our business prospects could be adversely affected.

We intend to fund our expansion plans through our cash on hand, cash flow from operations and the net proceeds from this offering. We will continue to incur significant expenditures to maintain and grow our existing business. There is no assurance that we will have sufficient capital resources for our current operations or any future expansion plans that we may have. While we expect our cash on hand and cash flow from operations to be adequate to fund our existing commitments, our ability to incur any future borrowings is dependent on the success of our operations. Additionally, the inability to obtain sufficient financing could adversely affect our ability to complete expansion plans. Our ability to arrange financing and the costs of capital of such financing are dependent on numerous factors, including general economic and capital market conditions, credit availability from banks, investor confidence, the continued success of our operations and other laws that are conducive to our raising capital in this manner. If we decide to meet our capital requirements through debt financing, we may be subject to certain restrictive covenants. If we are unable to raise adequate capital in a timely manner and on acceptable terms, or at all, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

Our insurance coverage may be inadequate.

We maintain insurance coverage for our operations, including insurance covering breaches of personal data laws, contractual liability in providing technology products or technology services, and intellectual property claimed. However, we do not have or are unable to obtain insurance in respect of losses arising from certain operating risks, such as acts of terrorism. Our insurance policies may be insufficient to cover all of our losses in all events. The occurrence of certain incidents, including fraud, confiscation by investigating authorities or misconduct committed by our employees or third-parties, severe weather conditions, war, flooding and power outages may not be covered adequately, if at all, by our insurance policies. If our losses exceed the insurance coverage or are not covered by our insurance policies, we may be liable to bear such losses. Our insurance premiums may also increase substantially due to claims made. In such circumstances, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are required by some of our customers to arrange performance bonds or banker’s guarantees to secure our due performance of contracts.

We are required by some of our customers to take out performance bonds or banker’s guarantees at a fixed sum or a certain percentage of the contract sum to secure due performance and compliance with our contractual obligations. In lieu of performance bonds or banker’s guarantees, we may be required to place cash deposit. In the event that we default on our contractual obligations, our customer will be entitled to call on the bond with the financial institution. If the performance bond is called upon, we will be required to indemnify the relevant financial institution for such payment, and our liquidity, business, reputation, financial performance, financial position and prospects may be adversely affected. The amount paid up for the performance bonds may be locked up for a prolonged period of time, depending on contract period. Further, we cannot guarantee we will not undertake projects which have performance bonds requirements in the future, and should we fail to satisfactorily complete our contracted works, the amount paid up for the performance bonds may not be released to us, which may adversely affect our cash flows and financial position. Similarly, should we not satisfactorily complete our contracted works, we may not receive the full amount of the monies upon the completion of the project. In such event, our financial performance and cashflows will be materially and adversely affected.

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brands and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the provision of IT solutions services vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict and could pose operational challenges for us in the future. As laws vary from jurisdiction to jurisdiction, our services must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies relating to the provision of IT solutions in the different jurisdictions in which our customers are located in continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in certain legal proceedings from time to time. Any adverse decision arising from such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in legal proceedings from time to time. In addition to the related costs, managing and defending litigation proceedings may divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in any regions of Southeast Asia as well as globally.

We may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. We derive a substantial part of our revenue from Southeast Asia and are exposed to political and economic uncertainties, including, but not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our revenue and net income could be impacted to a significant extent by economic conditions in Southeast Asia and globally.

While the Southeast Asia economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Southeast Asia or in other markets in neighboring regions, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Southeast Asia. Such developments could adversely affect our business and operating results, lead to reduction in demand for our offerings and adversely affect our competitive position. Many of the governments in Southeast Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy but may have a negative effect on us. We are exposed to the risk of rental and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in Southeast Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in Southeast Asia, which may adversely affect our business, financial condition, results of operations and prospects.

In addition, some Southeast Asia markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our use.

Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future.

Our total revenue for fiscal years ended March 31, 2025 and 2024 was approximately S$10.5 million (US$7.8 million) and S$9.5 million, respectively. You should not rely on the revenue growth of any prior period as an indication of our future performance. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth.

Furthermore, our revenue could decline, or our revenue growth rate could slow. This may be attributed to factors such as technological changes, increased competition, slowing demand for the DevSecOps platforms, the maturation of our business, and a global economic downturn, among others. This in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Amendments to tax laws or tax rulings could adversely affect our effective tax rates, financial condition and results of operations.

The tax regimes we are subject to or operate under may be subject to significant change. This challenge is increased by the global nature of our operations. Changes in tax laws or tax rulings, or changes in the interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes, including payroll, sales, use, value-added, digital tax, net worth and good and services taxes, which in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, and liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the fiscal years ended March 31, 2024 and 2025, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Class A Ordinary Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the NYSE American Company Guide.

Because we are incorporated under the laws of the Cayman Islands, our Controlling Shareholder may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

While under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our Controlling Shareholder does not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our Controlling Shareholder may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on the NYSE American. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after this offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in this offering, upon completion of this offering you will incur immediate dilution of $[    ] per share, assuming an initial public offering price of [__] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. See “Dilution.” In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NYSE American, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior April 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Class A Ordinary Shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to the completion of our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for the expansion of our core technology’s functionality and value, strategic development and scaling of our business and operational footprint, exploration for potential mergers and acquisitions (with no current commitments in place), and general administration and working capital. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our Controlling Shareholder holds [57.08]% or more of our issued and outstanding Ordinary Shares. After this offering, the Controlling Shareholder will hold [87.63]% or more of our voting rights. As a result, Our Controlling Shareholder will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of our Controlling Shareholder may not be the same as or may even conflict with your interests. For example our Controlling Shareholder could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholder will beneficially own [87.63]% of the aggregate voting power of our Company immediately following the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that he may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Ordinary Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

As a foreign private issuer and “controlled company” within the meaning of the NYSE American’s corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE American corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our Class A Ordinary Shares. We intend to comply with the Corporate Governance rules of NYSE American applicable to foreign private issuers and do not intend to rely on such controlled company exemptions.

The corporate governance rules of the NYSE American require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. If we choose to rely on the foreign private issuer exemption to certain of the NYSE American corporate governance standards, a majority of the directors on our board of directors will not be required to be independent directors, our remuneration committee will not be required to be comprised entirely of independent directors and we will not be required to have a nominating committee. Therefore, our board of directors approach to governance will be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE American corporate governance standards.

A “controlled company” under the NYSE American corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE American corporate governance rules. As a controlled company, if we may elect not to comply with certain of the NYSE American corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Should we choose to rely on the above exemptions, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE American corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. However, we intend to comply with the NYSE American corporate governance rules applicable to foreign private issuers and do not intend to rely on the above exemptions of controlled company.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the NYSE American, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the NYSE American upon consummation of this offering. There is no assurance that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the NYSE American, we cannot assure you that our securities will continue to be listed on the NYSE American.

In addition, following this offering, in order to maintain our listing on the NYSE American, we will be required to comply with certain rules of the NYSE American, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the NYSE American, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the NYSE American criteria for maintaining our listing, our securities could be subject to delisting.

If the NYSE American does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our Amended and Restated Memorandum and Articles of Association may discourage, delay, or prevent a change in control.

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•        provisions that authorize our board of directors to issue preference shares in one or more series and to designate the rights, preferences and restrictions of such preference shares without any further vote or action by our shareholders; and

•        provisions that limit the ability of our shareholders to requisition and convene general meetings of shareholders.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the NYSE American may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any calendar year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed on the NYSE American, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company (“DTC”) systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, by the Companies Act and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or Controlling Shareholder than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy one or more shareholders holding shares which carry in aggregate not less than a majority of all votes attaching to all shares in issue and entitled to vote on resolutions of shareholders to be considered at the meeting.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. Immediately after the completion of this offering, we will have [21,143,478] Class A Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option. All Class A Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The Company and our executive officers and directors have agreed not to sell, transfer or dispose of, directly or indirectly, any of our Class A Ordinary Shares, or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares, for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Class A Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See also “Risk Factors — Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.” and “Shares Eligible for Future Sale” for more information.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offence and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brand and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the provision of entertainment events management services vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. Because laws vary from jurisdiction to jurisdiction, our services must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies relating to the provision of entertainment events management services in the different jurisdictions in which our customers are located in continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in legal proceedings from time to time. In addition to the related cost, managing and defending litigation can divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

•        our expectations regarding our client base;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the new and rapidly changing nature of the IT solutions industry, especially the increase in online activities among players at different stages of the production chain results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ discount, the non-accountable expense allowance and other offering expenses payable by us, we expect to receive net proceeds of approximately $[    ] (or $[    ]) in the aggregate if the underwriters exercise their over-allotment option in full) from this offering.

We intend to use the net proceeds of this offering as follows, after we complete the remittance process:

•        approximately 20% for expansion of our core technology’s functionality and value through targeted product development;

•        approximately 25% for strategic development and scaling of our business and operational footprint;

•        approximately 30% for exploration of potential mergers and acquisitions, with no current commitments in place; and

•        approximately 25% for general administration, working capital and loan repayment.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

DIVIDEND POLICY

We have not previously declared or paid any cash dividends and have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Class A Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the Company would be unable to pay its debts as they fall due in the ordinary course of business.

CAPITALIZATION

The following tables set forth our cash and cash equivalents and capitalization as of March 31, 2025:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of [2,500,000] Class A Ordinary Shares at an assumed initial public offering price of $[    ] per Class A Ordinary Shares, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2025
	Actual	As Adjusted
	(in US$)	(in US$)
Current:
Cash and cash equivalents	342,320

Current:
Short-term loans	581,480
Current portion of long-term loans	1,180,338
Subtotal	1,761,818
Non-current:
Long-term loans	1,809,973
Subtotal	1,809,973
Total interest-bearing loans and borrowings	3,571,791

Equity:
Ordinary shares, Class A (US$0.0001 par value, 350,000,000 shares authorized, [ ] share issued and outstanding as of March 31, 2024 and 2025 respectively)	—
Ordinary shares, Class B (US$0.0001 par value, 150,000,000 shares authorized, [ ] share issued and outstanding as of March 31, 2024 and 2025 respectively)	—
Subscription receivable	—
Additional paid-in capital	3,764,597
Accumulated and other comprehensive loss	(1,650)
Accumulated deficit	(3,464,449)
Total equity	298,498

Total capitalization	298,498

DILUTION

If you invest in our Class A Ordinary Shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per Class A Ordinary Share immediately after this offering.

The net tangible book value of our Class A Ordinary Shares as of March 31, 2025 was US$[    ], or US$[    ] per share based upon [    ] Class A Ordinary Shares outstanding. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of Class A Ordinary Shares outstanding. Tangible assets equal our total assets less intangible assets, deferred tax assets and deferred offering cost.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [    ] shares being sold pursuant to this offering price of $[    ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriters’ discount payable by us in the amount of $[    ], the non-accountable expense allowance in the amount of [_] and estimated offering expenses in the amount of $[    ], our as adjusted net tangible book value would be approximately $[    ] or $[    ] per share of Class A Ordinary Shares. This represents an immediate increase in net tangible book value of $[    ] per share to existing shareholders and an immediate decrease in net tangible book value of $[    ] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of March 31, 2025
Public offering price per Class A Ordinary Share	$
Net tangible book value per share as of March 31, 2025	$
Increase in net tangible book value per share attributable to existing shareholders	$
As adjusted net tangible book value per share after this offering	$
Dilution per Class A Ordinary Share to new investors	$

Our as adjusted net tangible book value after this offering, and the decrease to new investors in this offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

The following table sets forth, on a as adjusted basis as of March 31, 2025, the difference between the number of Class A Ordinary Shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts, non-accountable expense allowance and estimated offering expenses payable by us, using an assumed public offering price of $[    ] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus:

	Class A Ordinary Shares Purchased		Class B Ordinary Shares Purchased		Total Consideration ($ in thousand)			Average Price Per Ordinary Share
	Number	Percent	Number	Percentage	Amount	Percent
Existing shareholders	%		%		$—		—		$—
New investors from public offering	%		—	—		$	%	$
Total		100.0%	%			$	%	$

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a Singapore-based cybersecurity and digital transformation company providing end-to-end technology solutions to public sector agencies and private enterprises across Southeast Asia. Since our establishment in 2011, we have evolved from a media business into a multidisciplinary technology firm with core focus in cybersecurity, artificial intelligence (“AI”), Internet of Things (“IoT”), cloud computing, and secured digital infrastructure.

Our mission is to help organizations modernize, secure, and manage our clients’ technology environments effectively in an increasingly complex and regulated digital landscape. By integrating security at every stage of the digital transformation journey, we enable our clients to operate with greater confidence, resilience, and operational efficiency.

We deliver our solutions through four principal business segments: (i) Cybersecurity Solutions; (ii) DevSecOps Integration Services; (iii) Security Operations Centre (“SOC”) Management Services; and (iv) Secured Media and Information Technology Management Solutions (“ITMS”). These offerings are supported by our in-house team of engineers, developers, and cybersecurity professionals, and reinforced through strategic partnerships with global technology providers.

Operating under an asset-light model, we have successfully executed large-scale projects for government agencies and enterprises in key industries such as financial services, healthcare, manufacturing, logistics, and education. With operations in Singapore and Vietnam, we are well-positioned to capture growth opportunities as the demand for secure and scalable digital solutions continues to rise across the region.

In 2025 our gross profit increased to S$2,990,140 (US$2,223,980), representing a 251.3% year-over-year increase from S$851,149 in 2024. Although we experienced an operating loss of S$619,492 in 2024, we achieved an operating profit of S$1,567,814 (US$1,166,096) in 2025, reflecting a 353.1% improvement year-over-year.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

1.      Demand for Cybersecurity and Digital Transformation Services

The level of demand for cybersecurity and digital transformation services directly impacts our revenue growth. This demand is driven by rising cyber threats, increasing regulatory requirements, and the growing need for digital resilience across both public and private sectors. Continued digitalization across industries such as government, healthcare, finance, logistics, and manufacturing in Southeast Asia has contributed to increased client engagement and contract value.

2.      Success in Securing Government and Enterprise Contracts

Our ability to secure large-scale, long-term contracts with government agencies and regulated industries is a key factor influencing our revenue stability and financial performance. We have secured multi-year contracts with entities including the Government Technology Agency of Singapore and the Singapore Civil Defence Force.

A substantial portion of our revenue is derived from government contracts in Singapore, covering IT infrastructure, software implementation, system integration, cybersecurity, and managed services. As a result, our financial performance is closely linked to the Singapore government’s technology procurement cycles and annual IT budget allocations. Any delays, changes in procurement policies, budget constraints, or shifts in strategic priorities — such as vendor consolidation or in-sourcing — could materially affect our revenue. Furthermore, government contracts are typically awarded through competitive tender processes, and pricing pressures or changes in qualification criteria may impact our ability to secure new contracts or renew existing ones.

3.      Project Execution, Delivery Efficiency, and Talent Management

The timely and cost-effective delivery of complex projects is a key factor affecting our revenue recognition and profit margins. Our ability to manage project timelines, resource allocation, subcontractors, and system integration directly influences our gross profit and customer satisfaction, which in turn impacts future business opportunities and repeat engagements.

Our business performance is also dependent on attracting, developing, and retaining skilled cybersecurity professionals, engineers, and developers. The expertise and productivity of our in-house team are critical to maintaining high standards of project execution, fostering innovation, and supporting scalable growth. Competition for qualified talent in the cybersecurity and technology sectors presents ongoing challenges that could affect our operational capabilities and business outcomes.

4.      Expansion of Service Offerings and Investment in Proprietary Technology

We are actively expanding our service offerings and investing in the development of proprietary platforms to support long-term growth and strengthen our competitive position. This includes the ongoing development of our AI-driven cybersecurity modules — Clear-Ciso, Clear-Guard, and Clear-Align — which are designed to enhance threat detection, compliance management, and incident response capabilities. The commercial success of these products, measured by market adoption, licensing revenue, and product differentiation, will significantly influence our future revenue streams and profit margins.

In addition, we are broadening our capabilities in emerging technologies such as artificial intelligence, blockchain advisory, and IoT-based solutions to address evolving client needs and create new growth opportunities. While these investments are essential to maintaining technological relevance and market leadership, they may not result in immediate revenue contribution and could impact our short-term profitability due to increased research and development costs.

5.      Legal, Regulatory, and Compliance Environment

Our operations are subject to a range of regulatory and compliance requirements, particularly in sectors such as government, financial services, and healthcare, where data protection and cybersecurity standards are more stringent. Changes in laws, regulations, and procurement policies — such as those relating to cybersecurity frameworks, data privacy, or cloud security — can create new business opportunities but may also impact project timelines, increase operating and compliance costs, or introduce additional contractual obligations.

We are required to comply with various laws across jurisdictions, including data protection regulations such as the General Data Protection Regulation (GDPR), the Personal Data Protection Act (PDPA) in Singapore, and similar frameworks in other regions. Failure to comply with applicable legal or regulatory requirements could result in penalties, reputational damage, or the loss of existing and prospective business. As the regulatory landscape continues to evolve, we expect our compliance obligations and associated costs to increase accordingly.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the summary of the significant accounting policies of our Company discussed in Note 2 to the consolidated financial statements for the years ended March 31, 2025 and 2024.

Results of Operations

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

The following table shows key components of our results of operations during the years ended March 31, 2025 and 2024, respectively:

	For the Years Ended March 31			Increase (Decrease)
	2024	2025	2025	S$	%
	S$	S$	US$
Revenue	9,481,776	10,527,351	7,829,938	1,045,575	11.0%
Cost and expenses
Costs of revenues	(8,630,627)	(7,537,211)	(5,605,958)	(1,093,416)	(12.7)%
Gross profit	851,149	2,990,140	2,223,980	2,138,991	251.3%

Employee benefit expenses	(543,842)	(534,277)	(397,379)	(9,565)	(1.8)%
Depreciation and amortization expenses	(197,393)	(205,344)	(152,729)	7,951	4.0%
General and administrative expenses	(729,406)	(682,705)	(507,776)	(46,701)	(6.4)%
	(1,470,641)	(1,422,326)	(1,057,884)	(48,315)	3.3%

Operating (loss) income	(619,492)	1,567,814	1,166,096	2,187,306	353.1%
Other expenses, net	(275,578)	(342,586)	(254,806)	(67,008)	(24.3)%
(Loss) Income before income taxes	(895,070)	1,225,228	911,290	2,120,298	236.9%
Income tax expense	—	—	—	—	—
Net (loss) income	(895,070)	1,225,228	911,290	2,120,298	236.9%
	For the Years Ended March 31			Increase (Decrease)
	2024	2025	2025	S$	%
	S$	S$	US$
Revenue:
Reseller of hardware and software solutions	7,887,491	7,625,544	5,671,658	(261,947)	(3.3)%
Exclusive distributor fees	—	1,200,000	892,525	1,200,000	100.0%
Service revenue	1,594,285	1,701,807	1,265,755	107,522	6.7%
	9,481,776	10,527,351	7,829,938	1,045,575	11.0%

Revenue as a percentage of total:
Reseller of hardware and software solutions	83.2%	72.4%	72.4%
Exclusive distributor fees	—%	11.4%	11.4%
Service revenue	16.8%	16.2%	16.2%
Total	100.0%	100.0%	100.0%

Revenue

The majority of our revenue was generated through reselling hardware and software solutions. In the years ended March 31, 2024, and 2025, revenue from this segment accounted for 83.2% and 72.4% of our total revenue, respectively, despite a slight decline of 3.3% to S$7.63 million. Software & digital solutions showed positive growth, increasing by 6.7% to S$1.70 million, supported by expanding demand for value added support and maintenance services.

Reseller of hardware and software solutions

Revenue from the reseller of hardware and software solutions declined marginally by S$261,947 or 3.3% year-over-year, to S$7.63 million in fiscal year 2025. The slight decrease was primarily attributable to slower purchasing cycles among select enterprise clients, particularly in sectors impacted by macroeconomic uncertainties and budget realignments. Despite this modest decline, the segment continues to serve as a foundational revenue stream, supported by long-standing vendor relationships and repeat customer engagements. However, its contribution to total revenue decreased from 83.2% to 72.4%, reflecting the Company’s broader efforts to diversify its revenue mix and reduce reliance on transactional sales. Going forward, we intend to optimize this segment through improved bundling strategies, and closer alignment with enterprise digital transformation initiatives.

Exclusive distributor fees

In fiscal year 2025, we introduced a new revenue stream from exclusive distributor fees contributing S$1.2 million or 11.4% of total revenue. This revenue was generated from agreements with overseas partners, who were granted exclusive rights to distribute the Roundesk application within designated territories. These arrangements support our go-to-market strategy by leveraging local market expertise to drive adoption, expand user reach, and accelerate international brand presence without incurring significant in-country operating costs. As a result, this initiative not only enhances recurring fee-based revenue but also provides a scalable model for geographic expansion. We expect continued growth from this channel as additional markets are secured under similar distribution frameworks.

Service revenue

Service revenue grew by 6.7% to S$1.70 million in fiscal year 2025, compared to S$1.59 million in the prior year. The increase was primarily driven by higher demand for post-sales support, software integration, and technical consulting services. These offerings complement our product portfolio and deepen customer engagement through value-added support. Although service revenue’s proportion of total revenue saw a slight decrease from 16.8% to 16.2%, it remains a strategically important component of our business model. Services contribute to revenue visibility, margin enhancement, and customer retention, and we continue to invest in expanding our technical capabilities and service offerings to meet the evolving needs of our enterprise clients.

Cost of revenue

Our cost of revenue primarily comprises purchases of hardware and cybersecurity products (such as Fortinet and Mimecast), software subscriptions, cloud infrastructure, outsourced consulting services, and direct manpower costs associated with project delivery.

For the year ended March 31, 2025, cost of revenue decreased by approximately S$1.09 million, or 12.7%, from S$8.63 million in the prior year to S$7.54 million. The reduction was driven by several key factors, including a strategic shift toward higher-margin software and cloud-based solutions, which typically carry lower direct costs compared to hardware resales. In addition, our expansion into new geographic markets allowed us to diversify our supplier base and leverage more cost-effective delivery models, particularly through the use of localized consulting and technical support teams.

These initiatives not only reduced our overall cost structure but also enhanced project execution efficiency. The resulting decline in cost of revenue contributed to a meaningful improvement in gross margin, reflecting the Group’s strategic focus on operational efficiency, product mix optimization, and long-term profitability.

Gross profit

Our gross profit is primarily influenced by the pricing and product mix of the solutions we deliver, as well as the level of direct manpower costs incurred during project execution. For the year ended March 31, 2025, gross profit increased significantly by approximately 251.3% to S$2.99 million, compared to S$0.85 million in the prior year.

This substantial improvement was largely driven by a combination of revenue diversification, cost optimization efforts, and a strategic shift toward higher-margin software and cloud-based solutions. The decrease in cost of revenue — notably from more efficient procurement, expansion into new markets, and improved resource allocation — further contributed to enhanced profitability. The Group’s focus on operational efficiency and delivering value-added, scalable solutions has translated into a healthier gross margin and strengthened overall financial performance.

Operating expenses

Our operating expenses primarily consist of (i) employee benefit expenses; (ii) depreciation and amortization expenses; and (iii) general and administrative expenses. For the year ended March 31, 2024, and 2025, operating expenses was S$1,470,641 and S$1,422,326 (US$1,057,884), respectively.

(i) Employee benefit expenses

	For the Years Ended March 31			Increase (Decrease)
	2024	2025	2025	S$	%
	S$	S$	US$
Employee benefit expenses
Wages and salaries	299,834	263,394	195,904	(36,440)	(12.2)%
Directors’ remuneration	183,390	204,000	151,729	20,610	11.2%
CFP contribution	56,212	52,784	39,259	(3,428)	(6.10)%
Other employee’s benefit	4,406	14,099	10,487	9,693	220.0%
Total	543,842	534,277	397,379	(9,565)	(1.8)%

Our employee benefit expenses primarily consist of personnel-related costs associated with employees and directors. These include salaries, directors’ remuneration, statutory contributions to the Central Provident Fund (CPF) in Singapore, and other employee benefits such as allowances and performance-based incentives.

For the year ended March 31, 2025, the Group’s total employee benefit expenses declined slightly by 1.8% to S$534,277, compared to S$543,842 in the prior year. This reduction was primarily attributable to cost optimization initiatives and the strategic reallocation of internal resources, including the outsourcing of Security Operations Centre (SOC) personnel. The corresponding decrease in wages and salaries reflects the reclassification of these costs, which are now accounted for under consultant and outsourced labor. This transition enhanced operational flexibility and efficiency while maintaining continuity and quality of service delivery.

(ii) Depreciation and amortization expenses

	For the Years Ended March 31			Increase (Decrease)
	2024	2025	2025	S$	%
	S$	S$	US$
Depreciation and amortization expenses
Depreciation of plant and equipment	50,727	25,344	18,850	(25,383)	(50.0)%
Amortization of intangible asset	146,666	180,000	133,879	33,334	22.7%
Total	197,393	205,344	152,729	7,951	4.0%

For the financial year ended March 31, 2025, the Group’s total depreciation and amortization expenses increased by 4% to S$205,344, compared to S$197,393 in the prior year. The increase was mainly due to a 22.7% rise in amortization expenses to S$180,000, following the capitalization of a software license relating to the Roundesk platform, valued at S$800,000, in FY2024. This capitalization contributed to higher amortization charges during the year.

Conversely, depreciation of plant, and equipment declined by 50% to S$25,344, primarily due to several assets reaching the end of their useful lives and being fully depreciated. This reduction partially offset the increase in amortization expenses.

(iii) General and administrative expenses

	For the Years Ended March 31:			Increase (Decrease)
	2024	2025	2025	S$	%
	S$	S$	US$
General and administrative expenses
Advertising & marketing	60,635	1,030	766	(59,605)	(98.3)%
Amortization of right-of-use assets	68,999	49,499	36,816	(19,500)	(28.3)%
Impairment in investment	114,780	—	—	(114,780)	(100.0)%
Impairment loss on financial assets	7,126	—	—	(7,126)	(100.0)%
Professional fees	29,261	34,600	25,734	5,339	18.2%
Licenses and subscriptions	79,757	81,674	60,746	1,917	2.4%
Consultancy Fee	22,759	73,684	54,804	50,925	223.8%
Other operating expenses	346,089	442,218	328,910	96,129	27.8%
Total	729,406	682,705	507,776	(46,701)	(6.4)%

For the financial year ended March 31, 2025, the Group’s general and administrative expenses decreased by 6.4% to S$682,705, compared to S$729,406 in the prior year. The decrease was primarily attributable to the absence of impairment-related charges recorded in FY2024. In FY2025, no impairment in investment or financial assets was recognized, resulting in a combined cost reduction of S$46,701.

Advertising and marketing expenses declined significantly by 98.3% to S$1,030, compared to S$60,635 in the previous year, reflecting a strategic reduction in promotional activities and tighter budget control in line with cost-optimization initiatives.

Amortization of right-of-use assets decreased by 28.3% to S$49,499, down from S$68,999, primarily due to lease modifications and expiration of certain short-term leases.

Professional fees increased by 18.2% to S$34,600, primarily driven by higher advisory and compliance-related costs associated with the ongoing IPO preparation.

Licenses and subscription fees remained stable, increasing slightly by 2.4% to S$81,674, reflecting ongoing investment in essential software and platforms to support operations.

Consultancy fees surged by 223.8% to S$73,684, compared to S$22,759 in FY2024. The increase was mainly due to engagement of external consultants for strategic projects and digital infrastructure enhancement.

Other operating expenses rose by 27.8% to S$442,218, up from S$346,089, primarily driven by higher administrative overheads, IT-related costs, and employee-related office expenses.

Despite increases in certain expense categories, the overall decline in general and administrative expenses reflects the Group’s focused cost discipline and the absence of non-recurring impairment charges recognized in the prior year.

Other expenses, net

	For the Years Ended March 31:			Increase (Decrease)
	2024	2025	2025	S$	%
	S$	S$	US$
Other expenses, net
Gain on disposal of plant and equipment	1,267	—	—	(1,267)	(100.0)%
Government Grants	13,644	10,677	7,942	(2,967)	(21.7)%
Other income	45,909	215,054	159,950	169,145	368.4%
Interest income	1,096	1,772	1,318	676	61.7%
Interest expenses	(337,494)	(570,089)	(424,016)	(232,595)	68.9%
Total	(275,578)	(342,586)	(254,806)	(67,008)	24.3%

For the financial year ended March 31, 2025, the Group recorded net other expenses of S$342,586, compared to S$275,578 in the previous year, representing a 24.3% increase. The higher expense was primarily driven by a 68.9% rise in interest expenses to S$570,089, mainly due to increased financing costs arising from the drawdown of S$2,929,800 in new borrowings during the year to support the Group’s operational and strategic needs.

This increase was partially offset by a substantial rise in other income. The uplift in other income was largely due to royalty income received during the year from Evvo IOT Pte Ltd for the use of the Evvo trademark.

Liquidity and Capital Resources

Based on our cash flow statement for the financial year ended March 31, 2025, we have experienced significant cash outflows, primarily driven by our operating activities. The net cash used in operating activities was S$3,772,246, reflecting a profit of S$1,225,228 after tax and adjustments for non-cash items such as depreciation, amortization, and provisions. Our operating cash flow before working capital changes amounted to S$1,472,945 but this was offset by substantial working capital changes, particularly from a decrease in payables and contract liabilities, leading to significant outflows.

Despite these challenges, we have successfully secured capital resources to support our operations. Our financing activities generated S$3,851,442, with a notable contribution of S$1,000,000 from the capital injection of subsidiary and S$2,929,800 from bank borrowings. During the year, the group secured a loan facility of S$2,929,800 at from multiple financial institutions. The loan is expected to be repaid in accordance with the agreed-upon terms over the next five years.

By the end of the reporting period, our net cash position had increased by S$54,477, bringing our cash and cash equivalents to S$460,249. This reflects a positive shift in liquidity, largely due to financing inflows, although we continue to face challenges with our operating cash flow.

In assessing our liquidity, we continuously monitor and analyze our available cash, as well as our operating and capital expenditure commitments. Our primary liquidity needs include fulfilling working capital requirements, covering operating expenses, and meeting capital expenditure obligations. To finance our working capital needs, we have utilized equity financing through share allotments and capital contributions from shareholders, alongside cash generated from operations.

Given the current financial situation and based on available information, we expect that our cash on hand will be sufficient to meet our working capital requirements within the normal operating cycle of the next twelve months from the date these financial statements are issued.

However, should we face challenges in meeting our working capital needs within the twelve-month period, we may consider supplementing our available funds through the following sources:

•        additional equity financing from major shareholders or third-party investors; and/or

•        financial support from financial institutions, major shareholders, and related parties.

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the issuance of these financial statements. However, there is no guarantee that we will be successful in executing our plans. Various factors, such as fluctuations in demand for our products, changes in market conditions, and the broader capital market environment in Singapore, could impact our ability to implement these plans.

Summary of Cash Flow

	For the Years Ended March 31			Increase (Decrease)
	2024	2025	2025	$	%
	S$	S$	US$
Cash and cash equivalent – beginning of the year	744,964	407,401	303,012	(337,563)	(45.3)%
Net cash from (used in) operating activities	199,335	(3,772,246)	(2,805,686)	(3,971,581)	(1,992.4)%
Net cash used in investing activities	(799,732)	(24,719)	(18,385)	775,013	96.9%
Net cash from financing activities	263,422	3,851,442	2,864,591	3,588,020	1,362.1%
Net changes in cash and cash equivalent	(336,975)	54,477	40,520	391,452	116.2%
Effects of changes in foreign exchange of cash	(588)	(1,629)	(1,212)	(1,041)	(177.0)%
Cash and cash equivalent – end of the year	407,401	460,249	342,320	52,848	13.0%

Operating Activities

For the year ended March 31, 2025, net profit of S$1,225,228 was adjusted for non-cash items, including depreciation, amortization, interest expenses, and other adjustments totaling S$247,717. This was offset by a net cash outflow arising from changes in operating assets and liabilities of approximately S$5.25 million, primarily due to a significant decrease in trade and other payables and increases in receivables and other current assets, resulting in net cash used in operating activities of S$3.77 million.

For the year ended March 31, 2024, net loss of S$895,070 was adjusted for non-cash items amounting to S$387,031, mainly comprising depreciation, amortization, impairment, and interest expenses. This was partially offset by a net cash inflow from changes in working capital of S$707,374, resulting in net cash from operating activities of S$199,335.

Investing Activities

Net cash used in investing activities for the year ended March 31, 2025, amounted to S$24,719, primarily due to the acquisition of plant, and equipment. This represents a significant decrease compared to the prior year, reflecting the Group’s lower capital expenditure during the year.

Net cash used in investing activities for the year ended March 31, 2024, was S$799,732, mainly attributable to the capitalization of a software amounting to S$800,000, aligned with the Group’s investment in enhancing its digital capabilities.

Financing Activities

For the financial year ended March 31, 2025, the Group’s financing activities generated a net cash inflow of S$3,851,442, primarily from new bank borrowings amounting to S$2,929,800, repayment from director of S$2,316,731 and capital injection of subsidiary totaling S$1,000,000. This was partially offset by repayments of bank borrowings and principal payments of lease liabilities amounting to S$1,376,577 and S$45,560 respectively.

For the financial year ended March 31, 2024, the Group’s financing activities generated a net cash inflow of S$263,422, mainly driven by proceeds from bank borrowings amounting to S$1,588,100. This was partially offset by repayments of bank borrowings and advances to director for S$734,842 and S$633,698 respectively.

For more details, see statement of cashflow to the consolidated financial statements.

Material Cash Requirements from Known Contractual and Other Obligations

As of March 31, 2025, our material cash requirements primarily consist of day-to-day operating expenses, capital expenditures, and contractual obligations related to our facility leases, financing arrangements, and amounts due to related parties and directors. All of our office facilities are leased. Lease obligations are projected to be settled through ongoing business cash flow.

We had the following contractual obligations and lease commitments as of March 31, 2024:

Contractual Obligations	Total	Less than 1 year	2 – 7 years
	S$	S$	S$
Borrowings	3,249,050	1,777,618	1,471,432
Operating lease liabilities	189,838	44,783	145,055
Account payables	5,222,807	5,222,807	—
Other payables and accruals	1,571,719	1,571,719	—
Amount due to related parties	83,051	83,051	—
Total Obligations	10,316,465	8,699,978	1,616,487

We had the following contractual obligations and lease commitments as of March 31, 2025:

Contractual Obligations	Total	Less than 1 year	2 – 7 years
	S$	S$	S$
Borrowings(1)	4,802,273	2,368,765	2,433,508
Operating lease liabilities(2)	144,279	47,894	96,385
Account payables(3)	2,494,152	2,494,152	—
Other payables and accruals(4)	1,102,551	1,102,551	—
Total Obligations	8,543,255	6,013,362	2,529,893

____________

(1)      As of March 31, 2025, the Group’s borrowings increased from an opening balance of approximately S$3.25 million to S$4.80 million. This change was primarily driven by a new loan drawdown of S$2.93 million, partially offset by repayments of S$1.38 million and interest payments of S$361,416. The Group’s total borrowings of approximately S$4.80 million consist of a working capital loan, trade financing, term loan for keyman insurance, and short-term loans from third parties. These borrowings support the Group’s operational and liquidity needs and are managed to balance funding requirements and cost efficiency.

(2)      The Company’s total lease liabilities will be settled over the term of the leases.

(3)      The amount S$1.52 million was settled as of the reporting date. The remaining balance is repayable on demand and is interest free.

(4)      The amount S$0.5 million was settled as of the reporting date. The remaining balance is repayable on demand and is interest free.

Discussion of Material Cash Requirements

As of March 31, 2025, the Group has total known contractual obligations of approximately S$8.54 million, of which S$6.01 million is due within the next 12 months (excluding amounts repayable on demand). These short-term obligations primarily consist of borrowings, account payables, lease commitments, and amounts due to directors.

Short-term cash requirements, due within the next 12 months, amount to approximately S$6.01 million. These primarily include scheduled repayments of borrowings, lease payments, account payables, and amounts payable to directors. The Group expects to meet these obligations through operating cash flows generated from ongoing business activities, available cash reserves, and access to financing facilities.

Medium to long-term cash requirements, totaling approximately S$2.53 million, comprise the remaining balance of borrowings due beyond one year and future lease payments. The Group manages these obligations prudently to maintain liquidity and support operational needs.

The Group’s borrowings include a working capital loan, trade financing, and other short-term loans, which are structured to balance funding needs and cost efficiency.

We have no material off-balance sheet arrangements and maintain access to operational cash flows and external capital sources to meet our obligations as they fall due.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Group bases its estimates on historical experience, current business factors, and various other assumptions that the Group believes are necessary to be considered to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Group is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Group’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Group’s consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Group’s operating environment evolves.

We have summarized our significant accounting policies, estimates, and judgments, along with our evaluation of recent accounting pronouncements — such as those related to revenue recognition and government grants — in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The following discussion focuses on accounting policies that management considers most critical to portraying our historical financial condition and results of operations, as they require significant judgment, complexity, and subjectivity. Companies in similar industries may apply different estimation methods, which could impact the comparability of our financial condition, results of operations, and cash flows.

Critical Accounting Estimates

Estimate for the measurement of Expected Credit Loss (ECL) allowance for trade receivables

We apply significant judgment to determine the amount of credit loss that is expected to arise from outstanding receivables. Our estimate is based on a variety of factors, including the aging of receivables, the financial health and creditworthiness of our customers, historical payment patterns, and current economic conditions.

We also consider forward-looking information, such as market trends and potential changes in the credit risk environment. The ECL allowance is calculated using a combination of historical data and forecasted data to estimate potential losses over the expected collection period. Any changes to our assumptions or in the economic environment may result in adjustments to the allowance, impacting our financial position and results. This estimate is crucial in ensuring that our trade receivables are fairly presented and that we adequately account for the risk of non-payment.

As of March 31, 2024, and March 31, 2025, the Group’s allowance for credit loss against account receivable was S$7,126 and nil respectively. The Group’s reversal for credit loss for the year ended March 31, 2024 and 2025 was nil and S$7,126 respectively.

Impairment of intangible assets

We apply significant judgment to determine whether the carrying value of these assets exceeds their recoverable amount. This involves evaluating factors such as estimated future cash flows expected to be generated from the intangible assets and goodwill, as well as the appropriate discount rates to apply.

We also consider changes in market conditions, industry trends, and other external factors that may affect the value of these assets. The testing for impairment is performed annually or when there are indicators that the carrying amounts may not be recoverable. If impairment is identified, we write down the carrying value of the intangible assets and goodwill, with the corresponding loss recognized in the income statement. This estimate is critical, as it requires subjective assumptions about future performance and economic conditions, and any changes could significantly impact our financial position and results.

During the financial years ended March 31, 2024 and March 31, 2025, the Group did not recognize any impairment of intangible assets. Following thorough reviews of the carrying value of its intangible assets, taking into account their financial performance and outlook, management concluded that no impairment indicators were present. Accordingly, no impairment losses were recorded in the financial statements for these periods.

Recognition of deferred tax assets

We consider the availability of future taxable profits against which deductible temporary differences and tax losses carried forward can be utilized. This estimate requires significant judgment, as it involves evaluating our ability to generate sufficient taxable income in the future. Factors such as historical performance, expected future earnings, and the timing of the reversal of temporary differences are carefully considered. Additionally, we assess any potential changes in tax laws, business conditions, and other relevant circumstances that may impact our ability to realize these deferred tax assets. If it is determined that it is more likely than not that sufficient future taxable profits will not be available, we may be required to reduce the carrying amount of our deferred tax assets, which would impact our financial position and results.

This estimate is critical to ensure that our deferred tax assets are appropriately recognized and that we reflect a realistic expectation of their future utilization. As of March 31, 2024, and March 31, 2025, no deferred tax assets were recognized.

Useful life of intangible assets

Software are measured initially at purchase cost and are amortized on a straight-line basis over their useful life of 10 years, depending on their nature and legal protections.

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

Management monitors the Group’s liquidity position regularly.

Market Risk

Market risk is the fair value of future cash flows of a financial instrument that will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk, and price risk. The Group’s exposure to market risk is primarily on account of foreign currency exchange rate risk and interest rate risk:

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, most of our revenue and operating expenses are denominated in Singapore Dollar. As a result, we are exposed to foreign exchange risk as our operating expense may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore Dollar. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk arises primarily from its debt and lease liabilities. Although interest rates for our loans are about fixed for the terms of the loans, the interest rates are subject to change upon renewal and at the bank’s discretion. Additionally, we may need to raise additional financing to support our operations, which could include equity or debt financing, in the immediate and near term. Rising interest rates would negatively impact our ability to obtain such financing on commercially reasonable terms or at all. Recently, due to the fixed interest rates in our terms of loans, our borrowing costs have not increased. However, we cannot predict the ultimate impact on our business of any prolonged or continued interest rate increases. To the extent we are required to obtain financing at higher borrowing costs to support our operations, we may be unable to offset such costs through price increases, other cost control measures, or other means. Any attempts to offset cost increases with price increases may result in reduced sales, increased customer dissatisfaction, or otherwise harm our reputation.

At the end of reporting period, the weighted average effective interest rates for the debt and lease liabilities were as follows:

Contractual Obligations	2024	2025
Borrowings	3.14%	7.53%
Leases liabilities	6.38%	6.38%

CORPORATE HISTORY AND STRUCTURE

We are not a Singapore operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating companies, Evvo SG in Singapore and Evvo Viet in Vietnam. This is an offering of the Class A Ordinary Shares of Evvolutions, the holding company in the Cayman Islands, instead of the shares of Evvo SG and Evvo Viet.

As part of our Group’s internal reorganization for the purposes of the listing, Evvolutions was incorporated in the Cayman Islands on June 2, 2025 under the Companies Act as an exempted company with limited liability.

As part of our Group’s internal reorganization for the purposes of the listing (the “Reorganization”) and pursuant to a reorganization agreement dated [•] 2025 between Evvo SG, our Company, Mr. Wong Yee Leong, and the other shareholders of Evvo SG (the “Reorganization Agreement”), each of shareholders of Evvo SG transferred their respective shares in the capital of Evvo SG, representing in aggregate 100% of the issued share capital of Evvo SG, to the Company, in consideration thereof, the Company allotted and issued an aggregate of 22,499,999 Ordinary Shares to Mr. Wong Yee Leong and the other shareholders of Evvo SG, in accordance with and subject to the terms of the Reorganization Agreement.

Upon completion of the Reorganization, Evvo SG became solely owned by the Company, and Evvo Viet became wholly owned by Evvo SG.

On July 29, 2025, the sole shareholder of the Company passed a written resolution to re-designate the Company’s authorized share capital. Prior to the re-designation exercise, the Company was authorized to issue a maximum of 500,000,000 ordinary shares of a single class with a par value of US$0.0001 each. Subsequent to the re-designation exercise, the Company’s authorized shares were 500,000,000 ordinary shares with a par value of US$0.0001 each comprising (a) 350,000,000 Class A Ordinary Shares; and (b) 150,000,000 Class B Ordinary Shares.

On [*], 2025, the Company had [18,643,478] Class A Ordinary Shares and [3,856,822] Class B Ordinary Shares, issued and outstanding, respectively. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Share is entitled to twenty (20) votes. All such Class B Ordinary Shares are held by our Controlling Shareholder.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries immediately prior to and after our initial public offering, assuming no exercise by the underwriters of their over-allotment option:

Name	Background	Ownership
Evvolutions	Incorporated on June 2, 2025 under the laws of Cayman Islands as an exempted company.	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this offering.
Evvo SG	Incorporated on August 9, 2011 under the laws of the Singapore as a private company limited by shares.	100% owned by Evvolutions
Evvo Viet	Incorporated on June 30, 2023 as a limited liability company under the laws of Vietnam.	100% owned by Evvo SG

Our Controlling Shareholder, Mr. Wong Yee Leong, currently both directly and indirectly owns [57.08]% of our Ordinary Shares and, upon consummation of this offering, our Controlling Shareholder will own [51.37]% of our Ordinary Shares, which represent [87.63]% of the total voting power of our outstanding Ordinary Shares assuming the underwriters do not exercise their over-allotment option (or [87.30]% of the total voting power assuming the underwriters exercise their over-allotment option).

BUSINESS

OVERVIEW

Who We Are

We are an end-to-end cybersecurity provider in Singapore which aims to empower businesses through digital transformation by leveraging digital media, artificial intelligence (“AI”), Internet of Things (“IoT”), and mobility and cloud computing. We modernize, migrate and manage our customers’ technology stack, helping them to operate more securely and efficiently in an increasingly complex digital landscape.

Our cybersecurity expertise, coupled with our multidisciplinary capabilities, positions us as a potential technology partner for public sector agencies and private enterprises as they navigate the future of digital transformation. We have successfully delivered projects across Southeast Asia, supporting industries such as financial services, supply chain, healthcare, manufacturing and government, and have been recognized by the Infocomm Media Development Authority (“IMDA”) as one of the curated ICT firms offering ready and relevant digital solutions to meeting the digitalization needs of corporations.

Since our establishment in 2011, we have transitioned from a media solutions company to a business focused on cybersecurity solutions and emerging technologies, while still providing secured media and ITMS solutions to niche industries. With operations in Singapore and Vietnam, we have built a reputation in Singapore within the IT solutions industry for delivering large-scale, innovative and secured digital transformation solutions to government agencies, financial institutions, healthcare organizations and private enterprises. Our vision is to be the preferred ITMS company for our customers navigating the future of digital transformation.

We have developed a comprehensive suite of cybersecurity products, services and solutions, including threat detection and response, vulnerability management, compliance advisory and ransomware negotiation. We also utilize these cybersecurity solutions, products and services for our DevSecOps integration services business segment, which consolidates disparate technology products and applications in order to develop customized IT systems according to our customers’ specific requirements.

Complementary to our cybersecurity solutions business, we also operate a proprietary SOC, which monitors and protects our customers’ websites around the clock. Core services provided under this business segment include Web Application Firewall (“WAF”) implementation, Distributed Denial-of-Service (“DDoS”) protection, and database activity monitoring.

We have also expanded our managed and professional services offerings, enabling us to provide professional support services to established cybersecurity vendors and manage security services for enterprises and partners alike.

We are equally committed to driving innovation through emerging technologies such as AI-powered solutions, IoT, blockchain advisory services as well as system integration services.

Some of the large-scale projects that we have been engaged for by the following Singapore agencies include:

•        a DDoS mitigation services bulk tender contract in 2025 by the Government Technology Agency of Singapore, comprising a three-year base term with an option to extend for up to four additional years.

•        a multi-year contract for the development, installation and maintenance of auto sorter systems for the National Library Board of Singapore; and

•        a three-year contract to provide a secured wearable management system for the Singapore Civil Defence Force.

We are currently in the midst of developing our own AI-driven cybersecurity platform, comprising of three modules: Clear-CISO, Clear-Guard, and Clear-Align. Clear-Ciso and Clear-Guard commenced beta testing in July 2025, while Clear-Align is slated for beta testing in the last quarter of the year.

We are led by an experienced management team with deep expertise in cybersecurity, AI, IoT, and digital transformation. As an asset-light business, we leverage on our skilled in-house team of cybersecurity experts, developers and engineers. We also engage in strategic collaborations with leading technology providers both within Singapore and abroad.

Our software engineering laboratories and delivery models are ISO 27001 certified and in adherence to other global delivery standards, such as the CREST requirements for Penetration Testing Services. We are also one of the few digital media companies in Singapore that have completed the Tier-1 Multi-Tiered Cloud Security certification, the world’s first cloud security standard that covers multiple tiers, which enables certified cloud security providers to disclose the levels of security that they can offer to their users.

Key Milestones

The table below sets forth the key development milestones in our Group’s history:

Year	Milestone
2021

Launched the enhanced Evvo SOC with new security products and offerings.

Expanded our offerings in cybersecurity advisory and audit to include comprehensive compliance assessment, risk management framework review, policy and procedure development, audit preparation and support, cybersecurity, incident management advisory, and ongoing compliance monitoring.

Launched MAS Technology Risk Management Guidelines compliance service.

Launched Evvo Blockchain.

2022

Launched ISO 27001 and ISO 9001 compliance and audit services.

Commenced research and development on AI and established alliances with industry professionals.

Established Tevvo Academy, an in-house training and development platform to nurture technology talents.

Obtained the certification from the Cyber Security Agency of Singapore for the provision of cybersecurity, IoT and digital media solutions.

2024

Commenced research and development on AI-driven cyber solutions.

Awarded the tender for the provision of Agile application development for a fully operational wearable management system for the Singapore Civil Defence Force.

2025	Awarded bulk tender for the supply of DDoS mitigation services to all Singapore government agencies, which was extended for another 42 months.

OUR PRODUCTS AND SERVICES

We are an end-to-end cybersecurity provider. Our services encompass designing, developing, and deploying advanced cybersecurity solutions, integrating secured IoT systems, and implementing DevSecOps capabilities to secure and enhance our customers’ digital infrastructure. We also operate a proprietary SOC and provide specialized services such as ransomware negotiation, compliance advisory, and blockchain-based security solutions. We offer secured media solutions and ITMS to niche industries, including, but not limited to the Singapore Civil Defence Force. Our products, services and solutions are targeted to meet the needs of various customer organizations across the Southeast Asia region, including government agencies, enterprises, and private organizations.

We operate four main business segments:

(i)     Cybersecurity Solutions, a segment which offers advanced cybersecurity products, services and solutions, including threat detection and response, vulnerability management, ransomware negotiation, compliance advisory, and blockchain-based security solutions tailored to address evolving cyber threats;

(ii)    DevSecOps Integration Services, a segment which embeds security into the software development lifecycle to enhance application resilience through secure development, deployment, and maintenance practices;

(iii)   Security Operations Centre (“SOC”) Management Services, a segment which involves the operation of our proprietary SOC to provide 24/7 threat monitoring, incident response, and device management for government and private-sector customers; and

(iv)   Secured Media and Information Technology Management Solutions (“ITMS”), a segment which provides secured and specialized media streaming and hosting services designed for mission-critical and highly sensitive intranet and internet environments.

The cybersecurity solutions, DevSecOps integration services, SOC management services, and secured media and ITMS businesses utilize proprietary products and service solutions which have been developed by a third-party software development company, who is engaged exclusively by us under a master services agreement, pursuant to which we own any and all intellectual property developed by such third-party software development company under our master services agreement.

Cybersecurity Solutions

Our advanced cybersecurity solutions segment encompasses the provision of:

(a)     Managed Security and Professional Service Suite, which delivers both managed and professional services including threat detection, incident response and proactive risk management;

(b)    Chief Information Security Officer (“CISO”)-as-a-Service, which includes operational environment analysis, risk assessments and actionable threat intelligence to minimize attack surfaces and enhance resilience; and

(c)     Vulnerability Assessment and Penetration Testing (“VAPT”), which identifies and addresses security weaknesses within IT infrastructures.

In addition to the above products, services and solutions, we are also in the process of developing our next-generation AI product, “Clear-AI”, which is being developed based on both proprietary and open-source software and algorithms, to help businesses adopt and scale AI, while ensuring compliance with regulations. Clear-AI is expected to launch in the third quarter of 2025.

Managed Security and Professional Service Suite

The Managed Security Service Suite (“MSSS”) offers comprehensive solutions designed to safeguard businesses against cyber threats, utilizing our Evvo360⁰ platform. Our Evvo360⁰ platform is a real-time security analytics platform that enables Chief Information Officers (CIOs) to have a 360⁰ view of all endpoints (being devices connected to a network which may be used as a potential entry point for security threats) and help detect user-based threats. With a focus on securing endpoints, monitoring critical applications, and ensuring robust network protection, the suite incorporates advanced capabilities such as Managed Detection and Response (“MDR”), Endpoint Detection and Response (“EDR”), Security Information and Event Management (“SIEM”)-as-a-Service, and Web Application Firewall (“WAF”). Each solution is designed to deliver monitoring, threat detection, and response strategies.

Managed Detection and Response (“MDR”)

The MDR merges real-time threat detection with a responsive framework. Our MDR incorporates AI-powered threat intelligence to enhance decision-making strategies and reduce Mean Time to Detect, thereby improving the overall resilience of our customers’ cybersecurity infrastructure.

We combine 24/7 threat monitoring with rapid response and expert support to safeguard our customers’ digital systems from cyber threats. Our SOC analysts leverage insights obtained from the onset to detect and analyze events and incidents, allowing us to be proactive in detecting hidden threats and vulnerabilities before they are exploited.

With accessible and affordable protection, MDR eliminates the need for organizations to build and maintain an in-house SOC.

Endpoint Detection and Response (“EDR”)

The EDR solution is a critical component of the MSSS, offering protection for endpoint devices such as laptops, servers, and mobile devices. The EDR platform continuously monitors endpoint activities, using advanced analytics and algorithms to identify suspicious behaviors and potential Indicators of Compromise in real time.

When a threat is detected, the EDR system deploys automated containment measures, such as isolating compromised devices to prevent lateral movement within the network. Beyond real-time detection and response, the EDR system also provides detailed forensic analysis and reporting, enabling organizations to understand the nature of threats and refine their defences over time. With its cloud-based scalability, the EDR solution seamlessly integrates into existing IT environments, offering robust protection for businesses of all sizes.

Security Information and Event Management (“SIEM”)-as-a-Service

The SIEM-as-a-Service combines centralized log management, advanced analytics, and machine learning to deliver comprehensive visibility into an organization’s security landscape. The SIEM platform aggregates data from diverse sources, including firewalls, endpoints, and cloud services, providing a unified view of the organization’s security posture.

The platform’s AI-powered threat detection capabilities enable the identification of anomalies and the prioritization of incidents based on severity, ensuring that organizations focus their resources on addressing the most critical risks. Customizable dashboards and reporting features allow businesses to track key metrics and generate compliance reports aligned with government and regulatory standards such as ISO 27001 and MTCS SS584.

With 24/7 monitoring and incident response provided by our team, the SIEM-as-a-Service solution ensures rapid detection and mitigation of threats, thereby minimizing potential damage. Delivered as a cloud-based service, this offering eliminates the need for expensive on-premises infrastructure, making it a cost-effective and scalable choice for businesses seeking robust security solutions.

Web Application Firewall (“WAF”)

The WAF, utilizing our EvvoWAF, being a cloud firewall that helps defend against emerging threats to web security while keeping customers’ application performance high, is designed to provide comprehensive and adaptive protection for web applications against cyber threats. It secures critical web-based systems and data by defending against vulnerabilities such as Structured Query Language (SQL) injection, Cross-Site Scripting (XSS), and DDoS attacks. By ensuring secure access and maintaining application uptime, WAF enables organizations to deliver reliable and seamless digital experiences to their users.

At the core of WAF is its advanced threat mitigation capability, which identifies and blocks malicious traffic before it can impact web applications. By addressing common attack vectors, the WAF ensures the confidentiality, integrity, and availability of application data. This protection extends to detecting and mitigating complex threats in real time.

By analyzing traffic patterns and identifying anomalies, the WAF system can differentiate between legitimate users and malicious actors, including automated bots. Further, the WAF incorporates DDoS protection, which monitors and neutralizes high-volume traffic surges to ensure the uninterrupted availability of web applications, even during large-scale attacks.

The WAF system also integrates with both cloud-hosted and on-premises environments, allowing businesses to deploy the solution in alignment with their existing infrastructure. Customizable security policies further enhance its adaptability, enabling organizations to tailor protections to their specific operational needs. These features ensure that the WAF aligns with business priorities, while maintaining standards of security. Further, the system supports regulatory compliance by safeguarding sensitive information and preventing unauthorized access. By adhering to frameworks such as ISO 27001 and industry-specific data protection standards, the WAF helps organizations meet stringent regulatory requirements and reduce their risk of penalties and reputational damage.

As part of our broader cybersecurity ecosystem, the WAF integrates seamlessly with other solutions such as the EDR and SIEM-as-a-Service. This integration creates a comprehensive security framework that addresses a wide range of cybersecurity challenges, enabling organizations to focus on their core operations.

Chief Information Security Officer (“CISO”)-as-a-Service

CISO-as-a-Service provides organizations with the strategic leadership and expertise of a CISO without the need for a full-time, in-house appointment. Rather than relying on automated solutions, this service is delivered by a dedicated team, led by the Chief Operating Officer and supported by specialized professionals who actively manage and address the client’s CISO needs. This offering is tailored to enhance an organization’s cybersecurity posture through the development of customized strategies, ongoing risk assessments, and actionable threat intelligence.

Our team of cybersecurity consultants collaborates closely with each customer’s management team to assess operational environments, identify vulnerabilities, and determine the potential impact of cyberattacks. By creating a comprehensive roadmap, the service ensures that organizations can achieve and maintain a target security posture aligned with their business objectives.

A key feature of the CISO-as-a-Service offering is its focus on proactive risk management. We leverage on advanced monitoring tools and global threat intelligence to continuously identify risks and reduce the organization’s attack surface. This enables timely detection of vulnerabilities and equips businesses to respond effectively to potential threats. Detailed risk assessments are conducted to evaluate the organization’s cybersecurity framework, ensuring compliance with governmental and industry standards such as the MAS Technology Risk Management Guidelines, ISO 27001 and MTCS SS584.

The service also includes comprehensive incident response planning and management. We work with organizations to develop tailored response plans that minimize downtime and preserve business continuity in the event of a security breach. From containment to investigation and recovery, the CISO-as-a-Service team provides expert guidance at every stage, ensuring resolution of incidents.

The service also helps businesses remain compliant with global standards, including data protection laws and sector-specific cybersecurity guidelines which reduces the risk of penalties, reputational damage, and operational disruptions. Through customized training programs, employees are also equipped with the knowledge and skills to identify and respond to potential threats.

For businesses that lack the resources for a full-time CISO, the CISO-as-a-Service provides access to cybersecurity expertise in a tailored, cost-effective and scalable manner. It also integrates seamlessly with the MSSS, which includes solutions such as the EDR, SIEM-as-a-Service, and WAF, creating a comprehensive cybersecurity ecosystem.

Vulnerability Assessment and Penetration Testing (“VAPT”)

The VAPT services provide a framework for identifying, analyzing, and addressing vulnerabilities in IT environments. The VAPT combines comprehensive vulnerability assessments with realistic penetration testing to deliver a thorough evaluation of an organization’s security posture.

The VAPT process begins with an extensive vulnerability assessment, which systematically identifies exploitable weaknesses across networks, systems, applications, and endpoints. Using advanced tools and methodologies, a detailed examination of the organization’s cybersecurity landscape is conducted. To complement this, penetration testing simulates real-world cyberattacks to evaluate the resilience of systems against potential threats. These controlled attack scenarios mimic the tactics, techniques, and procedures used by malicious actors, enabling organizations to understand their vulnerabilities and the potential impacts of exploitation.

We tailor the VAPT services to align with the unique operational, regulatory, and strategic needs of each customer. This customization enables businesses to prioritize remediation efforts effectively. Detailed reports are provided at the conclusion of each engagement, offering a comprehensive overview of identified vulnerabilities, their potential impacts, and step-by-step remediation guidance.

In addition to one-time assessments, we also provide regular VAPT engagements which enable organizations to adapt to evolving threats, technologies, and business needs, whilst maintaining a strong security posture in the changing digital environment.

We are a licensed penetration testing service provider under the framework administered by the Cybersecurity Services Regulation Office, in accordance with the Cybersecurity Act of Singapore.

DevSecOps Integration Services

DevSecOps integration services focus on integrating development, security and operations, while ensuring that security is an integral part of the software development lifecycle. Our DevSecOps business segment aims to embed security into every stage of the customer’s development, delivering secure software without compromising on speed or innovation. Security is incorporated from the earliest stages of planning and design through secure coding practices and proactive threat modelling. By addressing vulnerabilities early, the risk of security issues in production is significantly reduced, thus lowering remediation costs and improving operational efficiency.

Automated security testing is a cornerstone of our DevSecOps strategy. Continuous Integration/Continuous Deployment (CI/CD) pipelines are enhanced with advanced tools, including Static Application Security Testing (SAST), Dynamic Application Security Testing (DAST), and Interactive Application Security Testing (IAST). These tools provide continuous code monitoring for vulnerabilities, ensuring secure deployments at every stage of the software development lifecycle.

We also integrate container and cloud security into our DevSecOps offerings. This includes container image scanning, runtime protection, and cloud security posture management, safeguarding applications from misconfigurations, unauthorized access, and emerging threats. Similarly, Infrastructure as Code (IaC) security ensures that infrastructure configurations are secure before deployment by identifying risks such as exposed credentials, open ports, and compliance gaps. DevSecOps services also include real-time threat intelligence, which enables applications and IT infrastructure to remain resilient against threats.

Security Operations Centre (“SOC”) Management Services

Launched in 2021, our SOC management services provide organizations with a centralized and comprehensive solution to monitor, detect, and respond to cybersecurity threats in real time using advanced technologies, expert analysis, and customized strategies without the need for in-house infrastructure.

The SOC management services provide continuous monitoring of an organization’s IT environment, enabling real-time detection of threats, anomalies, and vulnerabilities. The service utilizes our proprietary Evvo360⁰Analytics Platform, which integrates log correlation, situational awareness, and threat intelligence to provide actionable insights. By correlating data from diverse sources, the SOC delivers a holistic view of the security landscape which enables proactive risk management.

Our SOC services also include customized alerting mechanisms that notify organizations about critical events based on their specific security priorities. Sophisticated intrusion detection and anomaly detection tools are employed to identify malicious activities, including unauthorized access attempts and unusual traffic patterns.

Integrated vulnerability assessments are conducted as part of the SOC management services. These assessments identify weaknesses within an organization’s infrastructure and prioritize risks based on their potential impact. The SOC also processes and stores logs from the entire IT environment, analyzing them against situational awareness sources such as IP and domain reputation databases, which enhances the organization’s ability to detect and address emerging threats.

Further, our SOC services are designed to be scalable and cost-effective, making enterprise-grade security accessible to businesses of all sizes. This service eliminates the need for costly in-house SOC infrastructure for organizations, while delivering similar security capabilities. We are a managed SOC monitoring service provider under the framework administered by the Cybersecurity Services Regulation Office, in accordance with the Cybersecurity Act of Singapore.

Secured Media and Information Technology Management Solutions (“ITMS”)

The secured media and ITMS business focuses on delivering secure, controlled and regulated media services tailored for specialized environments through (a) EvvoChannel, being a video streaming platform which allows archiving of video collection and accessing them across various channels when needed, (b) EvvoLive, being a live webcasting service which allows users to connect with remote audiences, which facilities the workshop streaming, conferences, panel discussions and more, (c) EvvoClass, being a platform designed for digital education delivery, (d) EvvoCache, being an all-in-one media solution that empowers customers to serve any kind of media content to end systems via the Internet/Intranet, and can be customized to the customers’ needs and (e) EvvoCDN, being a platform which provides quality broadcast experience through simple and agile connectivity to more than 1 million sq. ft. of data centre space in 44 locations worldwide and direct connectivity to eight leading public and private cloud service providers. Unlike traditional media services, the secured and specialized media and information technology management services provided under the business segment are designed with an emphasis on content security, access control, regulatory compliance, and cybersecurity, ensuring that institutions can provide controlled and monitored digital content without risk of unauthorized access or security breaches.

We provide secured television programming for correctional institutions in Singapore. Through the platforms, media content is curated, pre-approved, and delivered through a highly regulated digital system to ensure compliance with institutional guidelines. This initiative supports education, rehabilitation, and controlled entertainment for inmates, while maintaining strict security controls over content accessibility. We are looking to expand our secured media solutions across additional prison clusters.

Beyond the correctional sector, we intend to broaden our scope to provide tailored secured media solutions for other high-security environments, such as government agencies. These solutions integrate firewall-protected streaming, encrypted content delivery, and restricted access protocols, ensuring that only authorized personnel can view classified or institution-approved media. The platform is designed to be customizable for various use cases, allowing companies to deploy secured digital content for training, internal communications, and operational briefings in a controlled and cybersecure environment.

All secured media services leverage advanced encryption technologies, AI-driven access control mechanisms, and proprietary digital content security protocols, ensuring that content remains protected from external threats, unauthorized access, and potential security vulnerabilities, while aligning with stringent institutional and governmental security requirements.

As part of our growth strategy, we intend to integrate the secured media solutions with our broader ecosystem of secure digital infrastructure offerings. By incorporating wearable technology solutions, digital access control systems, and real estate valuation technologies into our secured media framework, we aim to offer a comprehensive end-to-end security ecosystem tailored to high-risk environments.

Clear-AI — Our Next AI-Driven Cybersecurity Solution

Clear-AI is our next-generation AI governance and compliance platform, designed to assist businesses adopting and scaling of AI, while ensuring compliance with applicable laws and regulations. Clear-AI covers three modules: (a) Clear-Guard, which focuses on AI security and risk management, (b) Clear-CISO, which focuses on AI compliance and governance, and (c) Clear-Align, which approaches compliance as a governed, verifiable system. Clear-CISO and Clear-Guard commenced beta testing in July 2025, while Clear-Align is slated for beta testing in the last quarter of the year.

Clear-Guard

Clear-Guard reduces the structural risks associated with AI deployment within organizations. It brings together three modular capabilities under a unified AI DevSecOps architecture, namely:

(i)     Governance, Risk and Compliance, which is designed to enable AI systems to be comprehensible, auditable, and compliant with enterprise policies and regulatory standards;

(ii)    Secure AI Development Lifecycle, which enforces security and integrity across the entire AI lifecycle, from data ingestion to model deployment; and

(iii)   AI Security Orchestration, which enables automated protection, threat detection and incident response during runtime.

When combined, the three modules establish a foundation for safe and secure AI deployment that is consistent and repeatable. From development to deployment and ongoing operations, this allows organizations to embed security and governance into every stage of the AI lifecycle. Whilst in the pilot implementation and research and development stage, we are designing and implementing blockchain and Web3 services as part of Clear-Guard to develop blockchain security, smart contract and decentralized application code audits and AI-integrated cybersecurity and provide scalable security functions to enable our customers to integrate secure and decentralized technologies into their operations.

Clear-CISO

CLEAR-CISO is a compliance-driven AI governance framework enabling businesses to navigate complex regulatory landscapes, while maintaining operational agility. It provides dynamic compliance management, ensuring that AI models adhere to standards such as ISO 42001, as well as applicable laws and regulations, including the European Union’s General Data Protection Regulation (GDPR) and other AI-specific regulations. This reduces the risks associated with non-compliance, including fines, penalties, as well as reputational damage, enabling start-ups, small and medium enterprises, and large multinational corporations (MNCs) to implement AI systems responsibly, enhance operational efficiency, and scale effectively.

Clear-CISO is led and supported by the Chief Operating Officer, the CISO of Evvo Labs SG and Executive Director of the Company, Mr. Chew Teck Shiong. Mr. Chew is a certified ISO/IEC 27001 Senior Lead Implementer, certifying his capability to support organizations in effectively planning, implementing, monitoring and maintaining information security management systems. He is qualified to advise on compliance-related matters, and works closely with legal advisors to stay aligned with evolving AI-specific laws.

Clear-Align

Clear-Align is a platform that integrates compliance into a governed, verifiable system. The platform:

•        semantically maps regulatory clauses to internal policies, with reviewer override functions and AI-powered reasoning;

•        detects unmapped clauses and routes ownership through service level agreement (SLA)-enforced task workflows;

•        validates whether mapped policies are backed by current and relevant control evidence;

•        maintains traceable lineage across regulatory clauses, internal policies, associated controls and supporting evidence; and

•        supports the full regulatory audit lifecycle, from readiness scoring and real-time matrix views to post-audit remuneration planning and closure evidence tracking.

As on their own either have no mapped internal policy or control, or lack current, enforceable evidence such as standards of procedure logs, or attestations, the platform aims to addresses coverage and execution gaps. The platform also minimizes systemic risks that arise from these gaps. By embedding these features, the platform addresses key vulnerabilities such as false assurance (where organizations appear compliant on the surface but fail to meet detailed, clause-level requirements), reactive audits (where audits and reviews are conducted based on deadlines rather than actual risk exposure, leading to delayed detection of issues) and opaque governance (where there is a lack of clear ownership and visibility into control statuses).

AWARDS AND ACCREDITATIONS

Throughout our operating history, we have received a number of awards and accreditations in recognition of our performance and quality services. The following table sets forth the awards and accreditations we have been granted up to March 31, 2025:

Year	Award/Accreditation
2016	MTCS Certification, a Singapore standard for cloud security which certifies cloud service providers for compliance with specific cloud security requirements.
2017	ISO 27001, an internationally recognized standard for information security management systems.
2020

Crest Certification, an internationally recognized accreditation signifying competency and professionalism in cybersecurity services.

BizSAFE Certification TrustMark, a national program in Singapore assisting companies in building workplace safety and health capabilities.

Year	Award/Accreditation
2022

Certification as an Advocate under the Cyber Trust mark administered by the Cyber Security Agency of Singapore, demonstrating our leadership in cybersecurity and commitment to safeguarding sensitive digital environments.

2024	BizSAFE Level 3, which recognizes us for having conducted comprehensive risk assessments for all work activities in compliance with the applicable workplace safety and health requirements.
2025

Government Supplier Registration of S7, a pre-qualification under the government’s expenditure and procurement policies unit with a high financial grade, which enables us to bid for large government projects in Singapore.

COMPETITIVE STRENGTHS

We believe we have the following competitive strengths, which have enabled us to become a leading player in the cybersecurity and digital solutions industry in Singapore:

Proven track record with a diverse and strong customer base

We have established a reputation as a trusted partner in the cybersecurity and digital solutions sector, built on our long-standing history of delivering mission-critical services to both public and private sector organizations. Our portfolio includes an established and diverse base of customers, notably comprising various Singapore statutory boards, government agencies, and leading enterprise customers. For the fiscal years ended March 31, 2024 and 2025, our top customers were mainly government agencies who accounted for approximately 47.8% and 22.4% of total sales, respectively, and have more than 15 years of business relationship with us. The decline in sales concentration from such customers in the fiscal year ended March 31, 2025 was primarily due to our deliberate expansion into the private sector, to increase the breadth of our customer base and reduce our reliance on public contracts from government agencies. While the relative percentage of sales attributable to government agencies decreased, we continue to maintain long-standing relationships with such government agencies. For the fiscal years ended March 31, 2024 and 2025, we served approximately 111 customers (comprising 25 public sector customers and 86 private customers) and 119 customers (22 public sector customers and 97 private customers), respectively. Our ability to meet stringent security, compliance, and operational requirements has earned us repeat engagements and multi-year contracts, reflecting our strong performance and reliability.

We hold a Government Supplier Registration of S7, which qualifies us to tender for large government projects in Singapore with a value of up to S$5 million. We believe this has positioned us favorably to participate in, and successfully deliver, large-scale and complex projects, including bespoke solutions for high-security environments such as correctional institutions and regulated sectors. Our successful execution of such projects has further reinforced our capabilities and standing as a preferred and reliable digital partner to government entities.

Comprehensive, end-to-end cybersecurity and software solutions

We offer a fully integrated suite of services that span the entire solution lifecycle, from initial design and development to integration, implementation and ongoing support.

Our secure-by-design strategy embeds cybersecurity, data privacy, and compliance into every layer of our software architecture, ensuring long-term value and resilience for our customers. Our comprehensive suite of services includes SOC management, EDR, WAF, VAPT, DevSecOps integration and CISO-as-a-Service. These offerings enable us to address diverse client needs under a single unified service architecture, reducing vendor complexity and increasing operational and communication efficiency.

Experienced leadership team with deep domain expertise

Our Group is led by Mr. Wong Yee Leong, whose leadership has been instrumental in shaping our growth and strategic direction of our Group since inception. Mr. Wong is a seasoned entrepreneur and has founded multiple start-ups such as Moneymind Investment Pte Ltd and Hauslab Design & Build Pte Ltd after graduating from the University of Texas in 1989. Mr. Wong also sits on the board of Republic Healthcare Limited and was previously a non-executive director at CCM Group Limited.

He is ably supported by a seasoned management team with extensive expertise across the spectrum of cybersecurity, IT management systems and regulatory compliance.

Proprietary innovation with AI-powered solutions

As part of our ongoing strategy to broaden our technological offerings and deepen our cybersecurity capabilities, we are actively expanding into the field of AI, with a focus on AI governance and compliance platforms through our proprietary solution, Clear-AI. This initiative leverages our current expertise in secure software development and reflects our commitment to developing next-generation cybersecurity and digital risk management solutions that meet the growing demand for responsible and scalable AI adoption.

OUR BUSINESS STRATEGIES AND FUTURE PLANS

Broadening and enhancing our cybersecurity and digital solutions offerings

In line with the growth of the global cybersecurity AI markets, we intend to increase our service offerings by introducing a wider range of secure products and cybersecurity solutions. This includes the development of Clear-AI, our proprietary AI governance and compliance platform which will enable customers to adopt and deploy AI technologies with robust oversight and security. We are also considering acquisitions of businesses and technologies that can enhance and diversify our capabilities.

By broadening our service offerings, we seek to penetrate all sectors of the cybersecurity and digital solutions market, while maximizing cross-sell opportunities within our existing customer base.

Expanding into cyber insurance brokerage services

We plan to expand into cyber insurance brokerage services to complement our core cyber security offerings. To this end, we have signed a non-binding Memorandum of Understanding (“MoU”) with Tan Insurance Brokers Pte Ltd, a third-party insurance provider. By leveraging our expertise in cybersecurity, we aim to assist customers in identifying, assessing, and mitigating cyber risks through tailored insurance solutions that provide financial protection against potential cyberattack incidents.

To facilitate this expansion, we intend to establish a dedicated cyber insurance advisory and brokerage division, as well as a new business development and customer relations team in Singapore. This division will focus on developing strategic partnerships with insurance providers, engaging new customer segments and driving the growth of our cyber insurance business. We believe that this expansion will reinforce our position as a comprehensive one-stop cybersecurity solutions provider.

Increasing our market presence and expanding our geographical market reach

We intend to increase our market presence and continue to expand our geographical reach by entering into new high-growth markets including Southeast Asia, Africa and India.

In Vietnam, we commenced collaboration with DataHouse Asia to enhance their product suite through knowledge and skill development offered via Tevvo Academy, while also strengthening our implementation capacity through their operation and delivery teams.

In Uganda, we have established a relationship with the Ministry of ICT and National Guidance of Uganda. We intend to incorporate a corporate entity in Uganda during the first quarter of year 2026 with a focus on digital transformation and ITMS initiatives. As part of our phased approach, we are targeting the establishment of our office in Kampala, the capital city of Uganda, by the first quarter of 2026. We will continue to search and identify opportunities in the Southeast Asia region, where we see a tangible application for our services to allow us to establish our overall reputation and market presence across Southeast Asia.

Beyond establishing strategic partnerships with enterprises, educational institutions and government agencies to build credibility, we also intend to localize our service offerings and expand our technology applications in emerging areas such as AI-driven cybersecurity applications.

MARKETING AND BUSINESS DEVELOPMENT

We will continue to increase awareness of our products and services through a multi-pronged approach, including tendering for government agency contracts and engaging directly with enterprises who approach us for specific projects/products.

Our marketing and business development team plays a key role in driving customer education and enhancing brand visibility through roadshows, Electronic Direct Mail marketing campaigns, and other targeted outreach programs. We intend to expand our marketing efforts by publishing case studies, white papers and client testimonials.

RELATIONSHIP MANAGEMENT

We are dedicated to building and maintaining long-term relationships with our customers. For significant projects, we designate representatives from our pre-sales and post-sales teams to work closely with our customers through different stages of the project, from infrastructure design to post-sales implementation support.

Our pre-sales team holds certain technical qualifications that enable them to understand customer needs, provide informed recommendations, and collaborate effectively with our developers to deliver tailored solutions that are relevant to the business needs of our customers.

CUSTOMERS AND SUPPLIERS

Since the inception of our business in 2011, we have developed and maintained stable relationships with our key suppliers and customers. We have also strived to maintain stable business relationships with our major customers.

For the fiscal years ended March 31, 2024 and 2025, our top customers are mainly government agencies who accounted for 47.8% and 22.4% of total sales, respectively, and have more than 15 years of business relationship with us.

For the fiscal years ended March 31, 2024 and 2025, our top suppliers are mainly cybersecurity distributors and providers, delivering comprehensive solutions that address a broad spectrum of modern security and network performance needs, alongside professional services, maintenance, support, and cloud administration.

For the fiscal year ended March 31, 2025, none of our customers accounted for more than approximately 10% of the Company’s total sales. For the fiscal year ended March 31, 2024, one customer accounted for approximately 11% of the Company’s total sales.

For the fiscal year ended March 31, 2025, supplier A and B accounted for approximately 43% and 13% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2024, supplier A and B accounted for approximately 41% and 37% of the Company’s total purchases, respectively. We do not have a direct supply agreement with Supplier A. Our purchases from Supplier A are made pursuant to an indirect reseller agreement between Evvo SG and Imperva, Inc. (“Indirect Reseller Agreement”), where Imperva, Inc. appoints Evvo SG as an authorized, non-exclusive direct reseller of its products and permits Evvo SG to obtain its products from its authorized distributors, of which Supplier A is one of them, for resale to end-user customers. Pursuant to the Indirect Reseller Agreement, for each product ordered by Evvo SG, Evvo SG is required to submit a purchase order to an authorized distributor. Pursuant to the Indirect Reseller Agreement, the agreement is effective until terminated in accordance with the terms and conditions of the agreement wherein either party may terminate for convenience without cause upon 30 days’ written notice to the other party of its intention to terminate, or immediately by providing written notice to the other party if, inter alia, (i) the other party commits any material breach of any of the terms of the agreement and (if such a breach is remediable) fails to remedy that breach within 30 days of that party being notified of the breach, or (ii) Evvo SG becomes insolvent, makes an assignment for the benefit of creditors, files or has filed against it a petition in bankruptcy or seeking reorganization or has a receiver appointed or institutes any proceedings for litigation or winding up.

RISK MANAGEMENT

We adopt a comprehensive and structured approach to risk management to ensure the integrity, security and resilience of our operations, products and services. Our risk management framework focuses on identifying, assessing, mitigating and monitoring risks across the following key areas:

Cybersecurity and Data Protection Risks

Given the nature of our business, safeguarding customer data and protecting digital assets are paramount. We follow a secure-by-design philosophy, integrating cybersecurity, data privacy and compliance into every layer of our software architecture. We conduct continuous vulnerability assessments, penetration testing and security audits to proactive identify and mitigate potential threats.

Regulatory and Compliance Risks

We operate in sectors with stringent compliance requirement, especially when working with government agencies and high-compliance industries. Our compliance framework ensures adherence to relevant local and international regulations, including cybersecurity, data privacy, and AI governance standards. We have a dedicated compliance team that actively monitors regulatory changes and ensures our policies and procedures are continuously updated.

Operational Risks

To minimize risks related to project execution and service delivery, we apply rigorous internal controls and operational protocols. These include detailed project scoping, regular milestone reviews, and risk assessment at every stage of a project. Our EPPU 9 status, which qualifies us to bid for projects with a value of up to S$30 million, underlines our ability to meet stringent operational standards.

Business Continuity and Disaster Recovery Risks

We maintain robust business continuity and disaster recovery plans to ensure service resilience and minimal disruption to our clients. Our SOC is supported by redundancy measures and contingency protocols to maintain operational integrity in the event of unforeseen disruptions.

Financial and Market Risks

By expanding into new markets and launching new business lines alongside expanded service offerings, our diversification strategy reduces our dependency on any single revenue stream and mitigates exposure to sector-specific or geographical risks. Additionally, our long-standing relationships with our key customers and suppliers contribute to revenue stability and ensure operational continuity.

QUALITY CONTROL

We maintain stringent quality control standards throughout the lifecycle of our solutions, ensuring that they align with customer expectations and comply with applicable regulatory standards. Our quality control processes cover the following dimensions:

End-to-End Quality Assurance

From initial design to deployment and post-sales support, our products undergo rigorous testing, validation and quality reviews. Our development team adhere to industry best practices in DevSecOps to ensure the secure, scalable and reliable delivery of applications.

Project Governance and Oversight

We implement a structured project management framework with clear governance protocols. Each project is overseen by experienced project managers and dedicated pre-sales and post-sales teams, ensuring alignment with customer expectations, timelines, and quality benchmarks.

Continuous Monitoring and Improvement

We conduct regular audits and performance reviews to assess the effectiveness of our solutions and services. We strive for continuous improvement in our offerings by incorporating customer feedback loops, along with insights from our SOC and incident management teams.

Skilled and Qualified Teams

Our pre-sales and technical teams possess relevant technical qualifications, enabling them to provide informed advice, precise implementation and effective post-sales support. Our employees attend regular training sessions and certification programs, ensuring that we remain up to date with emerging technologies, compliance standards and industry best practices.

Supplier and Partner Management

We evaluate and monitor our suppliers and partners stringently to ensure that all components and third-party tools integrated meet our quality and security standards. Our long-standing supplier relationships further enhance consistent service delivery and product reliability.

RESEARCH AND DEVELOPMENT

We value innovation and strive to be at the forefront of our services. We focus our research and development efforts on developing and improving new products and systems. We identify features, products, systems, and potential issues for both software and hardware that are or may be needed in the market.

Our research and development efforts are spearheaded by our Director, [Chief Executive Officer and Chairman of the Board], Mr. Wong Yee Leong, and outsourced and executed by our related development team. For software developed by external software developers, we own all the rights with respect to the software developed and are entitled to request the software developers to provide all source codes of the software and relevant information for upgrade or development.

COMPETITION

The market for our products and services are extremely competitive. The principal competitive factors in our markets include: (i) product performance, features, effectiveness, interoperability and reliability; (ii) technological expertise; (iii) price of products and services and total cost of engagement; (iv) brand recognition; (v) customer service and support; (vi) sales and distribution capabilities; (vii) compliance with industry standards and certifications; (viii) size and financial stability of operations; and (ix) breadth of product line.

In Singapore, we compete mainly against competitors in bulk tenders such as ST Engineering, NCS, Singtel and Starhub.

We believe that we have a competitive advantage based on our products’ performance, reliability and breadth, customer engagement, and our ability to integrate new security features based on our technological expertise.

Several competitors are significantly larger and have greater financial, technical, marketing, distribution and other resources, are more established than we are, and have significantly better global brand recognition. Some of these larger competitors have substantially broader product offerings and leverage their relationships based on other products and functionality into existing products in a manner that discourages customers from purchasing our products. Based in part on these competitive pressures, we may lower prices or attempt to add incremental features and functionality.

Conditions in our markets could change rapidly as a result of technological advancements or continuing market consolidation. The development and market acceptance of alternative technologies, such as those powered by AI, could decrease the demand for our products or even render them obsolete. Our competitors may introduce products that are less costly, provide superior performance or achieve greater market acceptance than our products. In addition, our larger competitors often have broader product lines and market focus, and are better equipped to withstand any significant reduction in demand by customers in these markets. They are therefore not as susceptible to downturns in a particular market.

Industry Overview

The cybersecurity industry has evolved into one of the most critical sectors of the global economy as digitalization accelerates across industries, cyber threats grow in scale and complexity, and regulatory demands increase worldwide. Cybersecurity encompasses the technologies, processes, and practices that safeguard networks, systems, applications, and data from unauthorized access, disruption, or destruction. The continued adoption of cloud computing, mobile devices, IoT networks, blockchain applications, and AI has expanded both the size and complexity of the threat landscape, creating demand for more sophisticated and integrated security solutions.

Global Market Size and Growth

According to Fortune Business Insights (https://www.fortunebusinessinsights.com/industry-reports/cyber-security-market-101165), the global cybersecurity market was valued at approximately US$218.98 billion in 2025 and is projected to reach approximately US $562.77 billion by 2032, representing a compound annual growth rate

(“CAGR”) of approximately 14.4% over the forecast period. Grand View Research (https://www.grandviewresearch.com/industry-analysis/cyber-security-market) estimates that the global market was valued at approximately US$245.62 billion in 2024 and is expected to reach approximately US $500.70 billion by 2030, reflecting a CAGR of approximately 12.9% from 2024 to 2030.

Growth is being driven by rising IT security spending across both public and private sectors, the migration of mission-critical workloads to cloud environments, and heightened awareness of operational and reputational risks associated with cyber incidents. Enterprises are increasingly prioritizing cyber resilience — ensuring not only prevention but also rapid detection, response, and recovery from incidents.

Asia-Pacific Market Dynamics

The Asia-Pacific (“APAC”) region is the fastest-growing cybersecurity market, fueled by rapid digital transformation, increasing cybercrime, and government-led cyber resilience programs. According to Grand View Research (https://www.grandviewresearch.com/horizon/outlook/cyber-security-market/asia-pacific), APAC generated approximately US$61.43 billion in revenue in 2024 and is projected to grow at a CAGR of approximately 15.6% between 2025 and 2030. Mordor Intelligence (https://www.mordorintelligence.com/industry-reports/asia-pacific-cyber-security-market) estimates the market at approximately US$74.22 billion in 2025, with growth expected to reach US $141.04 billion by 2030, representing a CAGR of approximately 13.7%.

Key APAC Market

Singapore has emerged as a cybersecurity hub in Southeast Asia, supported by the Cyber Security Agency of Singapore and regulatory measures including the Cybersecurity Act and Multi-Tier Cloud Security (MTCS) standards. The nation’s strategic emphasis on cybersecurity is reinforced through national masterplans, public-private partnerships, and targeted investment incentives designed to attract technology providers and enhance digital trust.

Market Segmentation

Cybersecurity solutions can be categorized based on their function, deployment model, and end-user. Functionally, they encompass a wide range of measures including network security, endpoint protection, application security, cloud security, identity and access management (IAM), data loss prevention (DLP), vulnerability management, and security information and event management (SIEM). In terms of deployment, these solutions are available in on-premises, cloud-based, and hybrid models, with cloud-based options seeing the most rapid adoption due to their scalability and flexibility. The end-users of cybersecurity solutions span various sectors such as government, financial services, healthcare, manufacturing, telecommunications, and retail, each with distinct security needs and regulatory requirements

Key Growth Drivers

The cybersecurity landscape is being shaped by several key drivers. Escalating cyber threats, including increasingly sophisticated ransomware, phishing attacks, distributed denial-of-service (DDoS) incidents, and advanced persistent threats (APT), are putting organizations under constant pressure to enhance their defenses. Regulatory pressure is also mounting, with expanding national and cross-border regulations demanding more advanced security protocols and comprehensive reporting measures. Meanwhile, digital transformation is accelerating across industries, with widespread adoption of cloud computing, IoT, AI, and blockchain technologies, all of which heighten the need for integrated and adaptive security solutions. Compounding these challenges is a global shortage of qualified cybersecurity professionals, which is driving increased reliance on managed security services and automation to fill critical gaps in expertise and coverage.

Industry Trends

The cybersecurity is observing the following trends. Managed security services are gaining traction as enterprises increasingly outsource their security operations to mitigate staffing shortages and reduce operational costs. The integration of AI and automation is also on the rise, enabling increased use of AI for threat detection, behavioral analytics, and automated incident response. Another significant trend is the adoption of Zero Trust Architecture, a security framework that operates on the principle of never assuming implicit trust within networks. Additionally, cyber insurance is evolving, with insurers offering bundled products that combine coverage with proactive security measures.

The global cybersecurity market is expected to continue expanding at double-digit growth rates over the next several years, supported by increasing digital adoption, escalating cyber risks, and growing regulatory complexity. According to Fortune Business Insights (https://www.fortunebusinessinsights.com/industry-reports/cyber-security-market-101165), heightened investment in AI-driven security tools, integrated platforms, and managed security services is anticipated to shape the competitive landscape, with providers capable of delivering scalable, compliance-ready solutions positioned to capture significant market opportunities.

CORPORATE SOCIAL RESPONSIBILITY

We are committed to conducting our business responsibly and sustainably. Under the leadership of our Chief Sustainability Officer, Mr. Syed Mubarak, we are guided by the following core principles:

Environmental Responsibility

We are dedicated to minimizing our environmental impact through:

•        Climate action, by measuring and reducing carbon emissions (Scopes 1, 2 and 3);

•        Energy efficiency, by using energy-efficient infrastructure and pursuing green data center partnerships; and

•        Resource management, by developing software and IT solutions with minimal environmental footprint as well as implementing measures to reduce e-waste.

Social Commitment

We foster a culture of inclusion and community support through practicing:

•        Diversity and inclusion, by maintaining an inclusive culture with fair representation across gender, race and ability;

•        Employee well-being, by promoting safe, flexible and supportive work environments; and

•        Community engagement, by contributing to digital inclusion and education through skills partnerships, especially in underserved markets.

Governance Excellence

We uphold high standards of accountability and transparency through:

•        Data privacy and cybersecurity, by ensuring industry-leading standards for client and employee data protection;

•        Transparency, by disclosing Environmental, Social and Governance (“ESG”)-related risks, goals and progress through standardized reporting frameworks; and

•        Board oversight, by maintaining clear ESG governance at the board and executive levels.

We have also undertaken several corporate social responsibility initiatives, such as:

•        Providing advisory and consulting services to a local mechanical and electrical company, Innoflex Pte. Ltd., to develop an innovative digital solution to improve productivity and reduce carbon footprint;

•        Implementing technology-based solutions to build capabilities, job opportunities and social inclusivity for persons with disabilities (PWDs) at SUN-DAC Training Centre, Singapore;

•        Co-organizing an Information Security Competition, “Digital Dragons: The Cybersecurity Challenge” in Vietnam, which engaged 100 teams across 25 universities; and

•        Co-hosting the Danang Cybersecurity Month, which aimed to elevate cybersecurity awareness and drive actionable strategies among enterprises.

INTELLECTUAL PROPERTY

Our industry is characterized by the existence of trademarks, patents and other intellectual property rights. Our software is also protected by copyright and trade secrets and confidential information laws. As of March 31, 2025, our Group has registered the following trademarks:

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	Evvo SG	40201506593Y	42	20/04/2015	20/04/2035
	Singapore	Evvo SG	40201506592V	42	20/04/2015	20/04/2035
	Singapore	Evvo SG	40202117880Y	41	29/07/2021	29/07/2031

In order to protect our intellectual property rights, we have adopted various measures. For instance, in respect of our employees, their employment agreements generally contain clauses which provide that all confidential information, such as trade secrets, know-how, business plans, software and documentation, amongst others, are not to be disclosed. Apart from the employment agreement, some of our employees are also required to separately sign a confidentiality agreement that contain clauses which provide for the protection of all confidential information, non-competition for a period of one year after termination of employment, and non-solicitation for a period of one year after termination of employment, and that all inventions or works made, developed or produced by the employee during the employment term and within the scope of the employee’s employment shall vest in our Group and all rights, title and interest to such inventions or works are assigned by the employee to our Group.

For our related software developers who deal with our intellectual property, our contracts also contain clauses which provide that all intellectual property rights in source code, documentation, designs, specifications or other deliverables created by the developers will belong exclusively to us. Our contracts also contain confidentiality provisions to safeguard proprietary and confidential information.

EMPLOYEES

As at March 31, 2025 and 2024, we employed a total of 29 and 26 employees in Singapore, and 5 and 4 employees in Vietnam, respectively. None of our employees are covered by collective bargaining agreements. We believe that we generally maintain a good working relationship with our employees and our Group has not experienced any significant labor disputes.

The following table sets forth the breakdown of our employees by activity as of March 31, 2025:

Function	As of March 31, 2025
C-Level Team	4
Consultants	1
Administration, Human Resources and Finance	6
Marketing	1
Operations and Technical Support	8
Pre-Sales and Sales	8
Security Operations Centre (“SOC”)	6
Total	34

SEASONALITY

Our business historically has not been subject to seasonal fluctuations.

FACILITIES

We do not own any real property. A description of our key leased real properties is set out below:

Location	Usage	Lease Period	Approximate area (square meters)
28 Genting Lane, #05-07, Platinum 28, Singapore 349585	Office and SOC	January 1, 2024 to December 31, 2025	153
305 Đoàn Khuê, Phường Khuê Mỹ, Quận Ngũ Hành Sơn, Danang, Vietnam	Office	September 16, 2025 to September 15, 2026	100

Our leased properties consist of office premises, all of which are leased from independent third-parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future needs.

INSURANCE

We do not maintain any third-party liability insurance or product liability insurance on our products and services, and our customers will sign off on our services, being an acknowledgement that the products and/or services provided by us are satisfactory and complies with the required specifications, in line with industry standards. Please see “Risk Factors — Our insurance coverage may be inadequate”.

LITIGATION AND OTHER LEGAL PROCEEDINGS

We are currently not involved in any material legal or arbitral proceedings. From time to time, we may be involved in litigation, claims, and other proceedings arising in the ordinary course of business. Any claims, litigations or other legal or administrative proceedings, even if without merit and regardless of the outcome, may result in substantial costs and diversion of management resources and attention. Litigation or other legal or administrative proceedings, if material, could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, reputation, results of operations, financial condition, and cash flows.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in Singapore.

Cybersecurity Act 2018 of Singapore

The Cybersecurity Act 2018 of Singapore (“Singapore CA”) was established to require or authorize the taking of measures to prevent, manage and respond to cybersecurity threats and incidents, regulate owners of critical information infrastructure (“CII”) and cybersecurity service providers, and for matters related thereto. In particular, the Commissioner of Cybersecurity may, by notice given in the prescribed form and manner, require any person who appears to be exercising control over the computer or computer system, to provide to the Commissioner, within a reasonable period specified in the notice, such relevant information relating to that computer or computer system as may be required by the Commissioner for the purpose of ascertaining whether the computer or computer system fulfils the criteria of a CII. The Commissioner may, by written notice to the owner of a computer or computer system, designate the computer or computer system as a CII for the purposes of the Singapore CA, if the Commissioner is satisfied that (a) the computer or computer system is necessary for the continuous delivery of an essential service, and the loss or compromise of the computer or computer system will have a debilitating effect on the availability of the essential service in Singapore; and (b) the computer or computer system is located wholly or partly in Singapore.

Pursuant to the Singapore CA and the Cybersecurity (Cybersecurity Service Providers) Regulations 2022 of Singapore, persons who engage in the business of providing licensable cybersecurity services (“LCS”) (being managed security operations center monitoring services and penetration testing services) to other persons, are required to obtain a cybersecurity service provider’s (“CSP”) licence. Persons who are in the business of providing a LCS must also obtain a licence before advertising, or in any way hold out, that the person provides or is willing to provide such services. Any person who the foregoing is guilty of an offence and is liable, upon conviction, to a fine not exceeding SGD 50,000, imprisonment for a term not exceeding two years, or both.

The licence expires every two years, and the Commissioner may refuse to grant or refuse a license if, in the opinion of the licensing officer, the individual or business entity is not a fit and proper person or business entity (as the case may be) to hold or continue to hold the license. In deciding whether a business entity is a fit and proper person, the Commissioner make take into account any matter the Commissioner considers relevant, including (a) that the business entity has been convicted in Singapore or elsewhere of any offence that involves, or has had a judgment entered against them in civil proceedings that involves a finding of fraud, dishonesty or moral turpitude (as the case may be), (b) any officer of the business entity is not a fit and proper person to be an officer of a business entity holding the license, (c) that the business entity is in liquidation, subject to a winding up order, has a receive appointed, or has entered into a composition or scheme of arrangement with its creditors, or (d) its license has been revoked previously. The Commissioner may also refuse the grant or renewal of the license if it is not in the public interest or may pose a threat to national security.

Personal Data Protection Act

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the baseline regime for the protection of personal data in Singapore. The PDPA applies to all organizations that collect, use, disclose, and/or process personal data. The PDPA is administered and enforced by the Personal Data Protection Commission (“PDPC”). In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified (a) from that data; or (b) from that data and other information to which the organization has or is likely to have access.

An organization is required to comply with, amongst other things, the data protection obligations prescribed by the PDPA, which may be summarized as follows:

(a)     Consent obligation — the consent of individuals must be obtained before collecting, using, disclosing and/or processing their personal data, unless an exception applies. Additionally, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given;

(b)    Purpose limitation obligation — personal data must be collected, used, disclosed, and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(c)     Notification obligation — individuals must be notified of the purposes for the collection, use, disclosure, and/or processing of their personal data, prior to such collection, use, disclosure, and/or processing;

(d)    Access and correction obligations — when requested by an individual and unless an exception applies, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)     Accuracy obligation — an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)     Protection obligation — an organization must implement reasonable security arrangements to protect personal data in its possession or under its control from: (i) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (ii) the loss of any storage medium or device on which personal data is stored;

(g)    Retention limitation obligation — an organization must anonymize or must not keep personal data for longer than it is necessary to fulfil; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)    Transfer limitation obligation — personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA. In this regard, an organization must ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide the transferred personal data a standard of protection that is at least comparable to the protection under the PDPA;

(i)     Accountability obligation — an organization must implement the necessary policies and procedures in order to meet its obligations under the PDPA, communicate and inform their staff about these policies and procedures, as well as make information of such policies and procedures available on request. In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the PDPA;

(j)     Data breach notification obligation — an organization must notify the PDPC and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the PDPA (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the PDPC is 3 calendar days of the organization assessing that a notification threshold has been met; and

(k)    Data portability obligation — the data portability obligation (which is not yet in force as at the date of this prospectus) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the PDPC.

The maximum financial penalty that can be imposed on organizations is S$1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. The severity of the penalties will be assessed based on, amongst other things, the amount of personal data involved, and the degree of harm caused to individuals.

Regulations on Labor

The Singapore EA sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from April 1, 2019, the Singapore EA extends to all employees, including persons employed in managerial or executive positions, with certain exceptions.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman) who is not employed in a managerial or executive position and who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defence or security. In addition, Section 38(5) of the Singapore EA limits the number of hours of overtime work that a relevant employee can perform in a month, to 72 overtime hours a month.

Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

Regulations on Intellectual Property Rights

We have registered various trademarks, including the trademarks for our 2 brands in Singapore. The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Wong Yee Leong*	60	Director, [Chief Executive Officer, and Chairman of the Board of Directors]
Chew Teck Shiong*	52	Chief Operating Officer and Director Nominee
Peng Chee Yong	40	Chief Financial Officer
[ ]*		Independent Director Nominee
[ ]*		Independent Director Nominee
[ ]*		Independent Director Nominee

____________

*        Each of [    ], [    ] and [    ] has accepted our appointment to be our independent director, Mr. Chew Teck Shiong has accepted our appointment to be our Director and Chief Operating Officer, and Mr. Wong Yee Leong has accepted our appointment to be our Chief Executive Officer and Chairman of the Board of Directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Wong Yee Leong (“Mr. Wong”) has been serving as our director since incorporation [and has accepted appointment as the chairman of the board of directors and chief executive officer effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part]. Mr. Wong graduated from the University of Texas at Austin with a Bachelor of Business Administration in Marketing in December 1989. Mr. Wong has over 25 years of experience in technology, design, and financial services. From October 1999 to December 2012, he was managing director at Moneymind Investment Pte Ltd, responsible for overall management and strategic direction as a mortgage broker. From November 2013 to October 2018, he was managing partner at Hauslab Design & Build Pte Ltd, managing project teams in design and build consultancy. Since August 2011, Mr. Wong has served as chief executive officer of Evvo SG, where he oversees the company’s sales, operations, and strategic direction.

Mr. Chew Teck Shiong (“Mr. Chew”) will serve as our chief operating officer and is a director nominee who will be appointed as a Director upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus forms a part. Mr. Chew graduated from the University of Southern Queensland, Australia with a Bachelor of Information Technology in 1999 and obtained his Master of Business Administration from the University of Leicester, United Kingdom in 2004. He also holds a diploma in electronics from Singapore Polytechnic, obtained in 1992. Mr. Chew has over 25 years of experience in information technology, digital lending, payments, and related fields. From February 1995 to October 1996, he was an engineer at GES (S) Pte Ltd, developing applications for system testing and factory automation. From November 1996 to October 1997, he was an engineer at Sapient Technologies, providing onsite technical support and IT consultation. From November 1997 to October 2004, he served as manager at Philips Semiconductors Pte Ltd, managing IT services and providing technical and managerial leadership to IT staff in Singapore. From October 2004 to January 2007, he was a manager at Behringer Holdings Pte Ltd, managing IT services and budgets across multiple locations in China. From January 2007 to March 2014, he was a manager at Global Blue Pte Ltd, developing new businesses for tax-free shopping and integrated payment solutions across Asia. From April 2014 to June 2015, he was general manager at ManagePay System Berhad, developing go-to-market strategies for mobile point-of-sales and payment processing services in Southeast Asia. From September 2015 to December 2015, he served as vice president at NETS Pte Ltd, managing key accounts performance and technology enhancements. From August 2016 to August 2017, he was general manager at Funding Societies Pte Ltd, leading the digital lending team in Singapore and driving fintech collaborations. From August 2017 to August 2020, he was chief operating officer at Moolahsense Pte Ltd, overseeing end-to-end lending operations and MAS compliance. Since June 2021, Mr. Chew has served as chief operating officer and chief information security officer of Evvo SG, overseeing operational performance and information security, and has also served as the country head of Evvo Viet since January 2024.

Mr. Peng Chee Yong (“Mr. Peng”) has been serving as our chief financial officer since June 2025 and is primarily responsible for overseeing the financial management, reporting, and capital strategies of our Group. Mr. Peng graduated from Northern University of Malaysia with a Bachelor of Accountancy in October 2009. He is a Chartered Accountant of Singapore and a member of CPA Australia, and has over 15 years of experience in financial management, auditing, and capital markets. From October 2009 to June 2013, he was assistant manager at KPMG, overseeing audits for multinational companies. From August 2013 to January 2015, he was audit supervisor at Baker Tilly, leading audit teams of 8–10 professionals and conducting audits for multinational corporations and publicly listed companies. From January 2015 to July 2018, he was audit and investment manager at ISOTeam Ltd., responsible for financial reporting and M&A due diligence. From July 2018 to July 2021, he was an IPO consultant at Pinedex Pte. Ltd., advising clients on pre-IPO matters. From August 2021 to August 2022, he served as chief financial officer at IAG Holdings Limited, handling financial operations and regulatory compliance. From August 2022 to June 2025, he was chief financial officer at Mobile-health Network Solutions, where he led the company’s Nasdaq listing and managed group finance.

[    ] is a director nominee who will be appointed as one of our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus forms a part. [    ] We believe [    ] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

[    ] is a director nominee who will be appointed as one of our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus forms a part. [    ] We believe [    ] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

[    ] is a director nominee who will be appointed as one of our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus forms a part. [    ] We believe [    ] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

Family Relationships

As of the date of this prospectus, there are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and NYSE American Company Guide. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE American for U.S. companies. The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the corporate governance requirements of the NYSE American:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our board of directors be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the NYSE American. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NYSE American corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of NYSE American, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE American. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt: (i) a Code of Business Conduct and Ethics; (ii) an Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of NYSE American.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the NYSE American Company Guide. A controlled company is not required to comply with the NYSE American corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this offering, we will be a “controlled company” as defined under the NYSE American Company Guide.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [    ], [    ], and [    ]. [    ] will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the independence requirements of NYSE American Company Guide. We have determined that [    ] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NYSE American Company Guide. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [    ], [    ], and [    ]. [    ] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of NYSE American Company Guide. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [    ], [    ], and [    ]. [    ] will be the chairperson of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of NYSE American Company Guide. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our Amended and Restated Memorandum and Articles of Association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment agreement, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon providing three-months advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended March 31, 2025 and 2024, we paid an aggregate compensation of S$264,000 and S$243,390, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

As of the date of this prospectus, we have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025 and 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this prospectus:

•        each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

•        each of our directors, executive officers, and director nominees; and

•        all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The percentage of Shares beneficially owned prior to this offering is based on [22,500,000] Shares outstanding as of the date of this prospectus giving effect to the Reorganization as described in “Business — Corporate History and Structure” section. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after this offering is based on the number of Shares outstanding prior to this offering plus the Class A Ordinary Shares that we are selling in this offering.

The percentages of Shares beneficially owned after this offering assume that the underwriters will not exercise their option to purchase additional Shares in this offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of this offering, none of our shareholders will have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Name of Beneficial Owner(1)	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Directors and executive officers	Number of Shares	Percentage of voting power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of voting power
Wong Yee Leong	[12,842,038]	[89.92]%	[8,985,516]	[3,856,522]	[87.63]%
Chew Teck Shiong	—	—	—	—	—
Peng Chee Yong	—	—	—	—	—
[*]	—	—	—	—	—
[*]	—	—	—	—	—
[*]	—	—	—	—	—
Directors, director nominees, and executive officers as a group	[12,842,038]	[89.92]%	[8,985,516]	[3,856,522]	[87.63]%

5% or greater shareholder(s)
Wong Yee Leong	[12,842,038]	[89.92]%	[8,985,516]	[3,856,522]	[87.63]%
ICHAM MASTER FUND VCC#	[2,529,551]	[2.64]%	[2,529,551]	0	[2.57]%

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States.

____________

*        Except as otherwise indicated below, the business address for our directors and executive officers is at 28 Genting Lane, #05-07, Platinum 28, Singapore 349585.

**      Giving effect to the Reorganization, applicable percentage of ownership is based on [22,500,000] Class A Ordinary Shares outstanding as of the date of this prospectus.

***    Applicable percentage of ownership is based on [25,000,000] Class A Ordinary Shares outstanding immediately after this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares).

#        ICHAM MASTER FUND VCC, a company incorporated in Singapore with limited liability, of registered address of 9 Temasek Boulevard #38-02 Suntec Tower Two, Singapore 038989.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of the years ended March 31, 2025, 2024 and 2023 up to the date of this prospectus. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

•        whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for the Company to enter into the related party transaction;

•        whether the related party transaction would impair the independence of an outside director;

•        whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

During the years ended March 31, 2023, 2024 and 2025 and up to the date of this prospectus, certain related parties are as follows:

Name of party	Relationship
Wong Yee Leong	Our Controlling Shareholder, Director, [Chief Executive Officer, and Chairman of the Board of Directors]
Evvo IOT Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company
Evvo Group Inc	Wong Yee Leong is a director and major shareholder of the Company
Evvo Labs Philipp	Wong Yee Leong is a director and major shareholder of the Company
EVVO Media Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company
Evvo Solutions Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company
Roundesk Infocomm Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company

During the years ended March 31, 2023, 2024 and 2025, certain related party transactions with related parties were as follows:

		For the years ended March 31,
Related parties	Nature	2023	2024	2025	2025
		S$	S$	S$	US$
Evvo IOT Pte Ltd(1)	Royalty fees received	—	—	109,000	81,071
Evvo IOT Pte Ltd(2)	Payment on behalf of	7,636	5,753	100,000	74,377
Evvo Philippines(2)	Payment on behalf of	7,231	—	4,089	3,041
Evvo IOT Pte Ltd(3)	Payment by	(11,152)	(4,404)	(3,148)	(2,341)
Evvo Media Pte Ltd(3)	Payment by	—	(668)	(740)	(550)
Evvo Solutions Pte Ltd(3)	Payment by	—	(654)	(36)	(27)
Roundesk Infocomm Pte Ltd(3)	Payment by	—	(1,624)	(13,404)	(9,970)
Evvo IOT Pte Ltd(4)	Advances to	698,958	726,810	857,900	638,081
Evvo Solutions Pte Ltd(5)	Management fee	28,890	—	—	—
Evvo IOT Pte Ltd(5)	Management fee	326,642	—	—	—
Evvo Solutions Pte Ltd(6)	Professional services & project management	243,091	—	—	—
Evvo IOT Pte Ltd(7)	Purchase of goods and services/software	226,499	864,000	—	—
Evvo Solutions Pte Ltd(7)	Purchase of goods and services	57,780	—	—	—

____________

(1)      In the financial year ended March 31, 2025, the Company accrued royalty fees of S$109,000 receivable from Evvo IOT Pte Ltd for the use of the Evvo trademark.

(2)      The Company made payment on behalf of Evvo IOT Pte Ltd and Evvo Philippines totaling S$104,089 in 2025, compared to S$5,753 in 2024 and S$14,867 in 2023, to support operational activities.

(3)      Evvo IOT Pte Ltd, Evvo Media Pte Ltd, Evvo Solutions Pte Ltd and Roundesk Infocomm Pte Ltd made payments on behalf of the Company totaling S$16,115 in 2025, reflecting reimbursable support costs, down from S$7,350 in 2024 and S$11,152 in 2023, to support operational activities.

(4)      The Company extended loans to Evvo IOT Pte Ltd amounting to S$857,900 in 2025, S$726,810 in 2024, and S$698,958 in 2023. The loans are unsecured, non-interest bearing and repayable on demand.

(5)      No management fees were recorded in 2024 and 2025. In 2023, the Company charged management fees of S$28,890 to Evvo Solutions Pte Ltd and S$326,642 to Evvo IOT Pte Ltd for strategic and operational support.

(6)      In 2023, the Company charged professional and project management fees of S$243,091 to Evvo Solutions Pte Ltd. No such transactions occurred in 2024 or 2025.

(7)      In 2023, the Company purchased goods and services amounting to S$226,499 from Evvo IOT Pte Ltd and S$57,780 from Evvo Solutions Pte Ltd. In 2024, the Company purchased goods, services, and software totaling S$864,000 from Evvo IOT Pte Ltd. No such transactions occurred in 2025.

		As of March 31,
Name	Nature	2023	2024	2025	2025
		S$	S$	S$	US$
Wong Yee Leong(1)	Amount due from director	2,081,560	2,981,217	664,486	494,225
Roundesk Infocomm Pte Ltd(2)	Account receivable	—	1,624	11,758	8,745
Evvo IOT Pte Ltd(2)	Account receivable	433,320	397,378	509,200	378,728
Evvo Media Pte Ltd(2)	Account receivable	—	448	—	—
Evvo IOT Pte Ltd(3)	Amount due from related party	78,892	—	869,765	646,906
Evvo Group Inc(4)	Amount due from related party	—	12,311	2,510	1,867
Evvo Labs Philipp(4)	Amount due from related party	8,127	12,826	18,915	14,068
Evvo Media Pte Ltd(5)	Account payable	(48,967)	(35,967)	(16,761)	(12,466)
Evvo Solutions Pte Ltd(5)	Account payable	(231,480)	(153,785)	(153,750)	(114,355)
Evvo IOT Pte Ltd(6)	Amount due to related party	—	(83,051)	—	—
		2,321,452	3,133,001	1,906,123	1,417,718

____________

(1)      The amounts due from the director as of March 31, 2023, 2024 and 2025 represent the advances to the director. The balances are unsecured, non-interest bearing, and payable on demand. The outstanding balance was fully settled subsequently.

(2)      The amounts receivable from related parties, Roundesk Infocomm Pte Ltd and Evvo IOT Pte Ltd, comprise mainly management fees, royalty fees, and project-related revenue earned by the Company. These balances are unsecured, non-interest bearing, and repayable on demand.

(3)      The amounts due from related party Evvo IOT Pte Ltd as of March 31, 2023 and 2025 include payments made on behalf of the Company and loans. The loans and related balances are unsecured, non-interest bearing, and repayable on demand.

(4)      The amounts due from related parties, Evvo Group Inc. and Evvo Labs Philippines, represent payments made by the Company on their behalf for operational purposes. These balances are unsecured, non-interest bearing, and repayable on demand.

(5)      The amounts payable to related parties, Evvo Media Pte Ltd and Evvo Solutions Pte Ltd, relate to services rendered by the respective entities. The balances are unsecured, non-interest bearing, and repayable on demand.

(6)     The amount due to related party Evvo IOT Pte Ltd as of March 31, 2024, represented purchases and payments made on behalf of the Company for operational costs. The outstanding balance was fully settled thereafter.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares, par value of US$0.0001 each, comprising (a) 350,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (b) 150,000,000 Class B Ordinary Shares of par value of US$0.0001 each. As of the date of this prospectus, [    ] Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have [    ] Ordinary Shares issued and outstanding (or [    ] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full). All of our shares issued and outstanding prior to the completion of this offering are and will be fully paid, and all of our shares to be issued in this offering will be issued as fully paid.

Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of the Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company.    Under our amended and restated memorandum of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at our general meetings. Our Class A Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.    Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends.    The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Holders of our Class A Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, have one vote for each Ordinary Share in each case of which he is the holder; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

•        the chairperson of such meeting;

•        at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

•        shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

•        shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the issued ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our board of directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by our board of directors. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten (10) clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of the total issued shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by NYSE American or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided always that such registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights and voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Amended and Restated Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may not issue negotiable or bearer shares, but may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Cayman Islands Data Protection

Cayman Islands Data Protection Laws

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments. Accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with, inter alia, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Our Amended and Restated Memorandum and Articles of Association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our directors, secretary and other officers (but not including the auditor) for the time being and from to time, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Amended and Restated Memorandum and Articles of Association provide that members may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each member who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our members holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company carrying the right to vote at general meetings to requisition an extraordinary general meeting of our members, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a general meeting, our amended and restated articles of association do not provide our members with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Amended and Restated Memorandum and Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Class A Ordinary Shares. Sales of substantial amounts of our Class A Ordinary Shares following this offering, including Shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our Class A Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional Shares in this offering, we will have an aggregate of [    ] Shares outstanding upon the closing of this offering. Of these shares, the Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 under the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Shares will be held by our Controlling Shareholder and will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below under “Rule 144”.

Lock-up Agreements

We, our directors and executive officers, and shareholders beneficially owning 5% or more of our Class A Ordinary Shares have agreed, subject to some exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of or otherwise dispose of, directly or indirectly, any of our Class A Ordinary Shares or other securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days from the date of this prospectus. After the expiration of the 180 days period, the Class A Ordinary Shares held by our directors, executive officers and our existing 5% or more shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Class A Ordinary Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our Class A Ordinary Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the Class A Ordinary Shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our Class A Ordinary Shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of Shares that may be sold thereby, within any three-month period, to the greater of:

•        1% of the number of Shares then outstanding; or

•        the greater of 1% or the average weekly trading volume of our Class A Ordinary Shares on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our Class A Ordinary Shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Class A Ordinary Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the Class A Ordinary Shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her, or its Class A Ordinary Shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such Shares may be sold immediately upon the closing of this offering.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the U.S. for offers and sales of securities that occur outside the U.S. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the U.S.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the U.S. pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the U.S. and will register all of the newly issued shares under the Securities Act.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from 13 June 2025.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of in the Cayman Islands.

Certain Singapore Tax Considerations

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

•        income accrued in or derived from Singapore; and

•        foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)     remitted to, transmitted or brought into Singapore;

(b)    used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or

(c)     used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)     such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(b)    at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

(c)     the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

The prevailing corporate tax rate in Singapore is 17.0%.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income — 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

Capital Gains

Any gains considered to be in the nature of capital made from the sale of the Class A Ordinary Shares will not be taxable in Singapore to the extent that they do not fall within the ambit of Section 10L of the ITA. However, any gains derived by any person from the sale of the Class A Ordinary Shares which are gains from any trade, business, profession or vocation carried on by that person, if accruing in or derived from Singapore, may be taxable as such gains are considered revenue in nature. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the shareholder had the intention or purpose of making a profit at the time of acquisition of the Class A Ordinary Shares. However, under Singapore tax laws, subject to section 10L of the ITA, there is a temporary safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. Subject to certain prescribed exemptions and section 10L of the ITA, the safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

Under Section 10L of the Income Tax Act 1947, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. The foreign-sourced disposal gains will be subject to tax if the entity does not have adequate economic substance in Singapore and the sale or disposal of the foreign asset occurs on or after 1 January 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore.

Investors are advised to consult their own tax advisors on the applicable tax treatment if they received gains in Singapore from the disposal of the Class A Ordinary Shares.

Holders of the Class A Ordinary Shares who apply or who are required to apply Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be), for Singapore income tax purposes may be required to recognize gains or losses (not being gains or losses in the nature of capital) on the Class A Ordinary Shares, irrespective of disposal, in accordance with FRS 39 or FRS 109 or SFRS(I) 9 (as the case may be).

Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        holders that actually, indirectly, or constructively own 5% or more of (i) the total combined voting power of all classes of the Company’s shares that are entitled to vote or (ii) the total value of all classes of the Company’s shares; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles).

Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NYSE American. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will generally be treated as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individual and certain other non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A Ordinary Shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. Failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is [122 East 42nd Street, 18th Floor, New York, NY 10168].

Cayman Islands

Harney Westwood & Riegels Singapore LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a)     the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)    the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c)     in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the foreign court;

(d)    recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e)     the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

Singapore

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.

In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

UNDERWRITING

We expect to enter into an underwriting agreement with Network 1 Financial Securities, Inc. (“Network 1”), as the representative of the Underwriters, with respect to the Class A Ordinary Shares in this offering. The Underwriters may retain other brokers or dealers to act as sub-agents on their behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by them. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the Underwriters the number of shares indicated below:

Name	Number of Class A Ordinary Shares
Network 1 Financial Securities, Inc.	[*]
Total	[*]

The Underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken. However, the Underwriters are not required to take or pay for the Class A Ordinary Shares covered by the Underwriters’ over-allotment option described below.

The underwriting agreement provides that the obligation of the Underwriters to take and pay for the Class A Ordinary Shares, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the NYSE, (2) delivery of legal opinions and (3) delivery of auditor comfort letters.

We have agreed to grant to the Underwriters an over-allotment option, exercisable within 45 days after the closing of this offering, to purchase up to an additional [*] Class A Ordinary Shares (15% of the Class A Ordinary Shares offered to the public) at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering contemplated by this prospectus.

In order to facilitate the offering of the Class A Ordinary Shares, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the over-allotment option. The Underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The Underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the Underwriters may bid for, and purchase, shares in the open market to stabilize the price of our Class A Ordinary Shares. These activities may raise or maintain the market price of our Class A Ordinary Shares above independent market levels or prevent or retard a decline in the market price of our Class A Ordinary Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

Upon the declaration of effectiveness of the registration statement of which this prospectus is a part, we will enter into an underwriting agreement with the Underwriters. The terms of the underwriting agreement provide that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel, and our auditors.

Discounts and Expenses

We have agreed to pay the Underwriters a fee equal to 7% of the gross proceeds of this offering.

The table below shows the per Class A ordinary share and total discounts that we will pay to the Underwriters.

	Total Per Class A Ordinary Share		No Exercise of Over-allotment Option		Full Exercise of Over-allotment Option
Initial public offering price	$	[*]	$	[*]	$	[*]
Underwriting discounts to be paid by us	$	[*]	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]	$	[*]

We have agreed to pay a non-accountable expense allowance to the representative of one percent (1%) of the gross proceeds of this offering (including proceeds from the sale of over-allotment shares, if any).

We have also agreed to pay the Underwriters’ reasonable out-of-pocket expenses (including reasonable clearing charges, travel and out-of-pocket expense in connection with this offering reasonable fees and expenses of legal counsel incurred by the Underwriters in connection with this offering, the cost of any due diligence meetings, and preparation of printed documents for closing and background check reports) incurred by the Underwriters in connection with this offering up to US$200,000. As of the date of this prospectus, we have paid an advance of US$[*] to the Underwriters to be applied to the Underwriters’ anticipated out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g).

We have agreed to pay our expenses related to this offering. We estimate that our total expenses related to this offering, excluding the estimated discounts to the Underwriters and payment of the Underwriters’ accountable and non-accountable expenses referred to above, will be approximately US$[*].

Tail Financings

We have agreed that if at any time prior to the first anniversary of the final closing date of this offering, the Company, or any of its affiliates, shall enter into any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) with any party directly introduced to the Company by the representative during this offering and the aforementioned time period, the Company shall pay the representative a success fee, at the closing of such transaction, equal to 1% of the consideration or value received by the Company and/or its shareholders. To the extent the Company terminates its agreement with the Underwriters for cause, the right set forth in this section shall terminate in accordance with FINRA Rule 5110.

Warrants

In addition, we have agreed to grant the representative non-redeemable warrants to purchase an amount equal to seven percent (7%) of the Class A Ordinary Shares sold in this offering (including any shares sold upon exercise of the over-allotment option), which warrants will be exercisable at any time, will be subject to lock up for 180 days from the date of issuance in accordance with FINRA Rule 5510, and will expire five years from the commencement of sales of this offering. The warrants will be exercisable at a price equal to 135% of the public offering price of the Class A Ordinary Shares sold in this offering. We will register the Class A Ordinary Shares underlying the Underwriters’ warrants and will file all necessary undertakings in connection therewith. The underwriter’s warrants and the Class A Ordinary Shares underlying the Underwriters’ warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of commencement of sales of this offering (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any member participating in this offering and the officers or partners thereof, and that all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The Underwriters’ warrants may be exercised as to all or a lesser number of Class A Ordinary Shares and will provide for cashless exercise. The Underwriters’ warrants contain a provision for one demand registration, at the expense of the Company, and one additional demand right at the expense of the holder of the Underwriters’ warrants, in compliance with FINRA rule 5110(g)(8)(B). The demand registration rights may be exercised at any time following issuance of the warrants but no later than five years following the commencement of sales of the Offering in compliance with FINRA rule 5110(g)(8)(C). The Underwriters’ warrants also contain unlimited “piggyback” registration rights at our expense. The piggyback registration rights may be exercised at any time following issuance of the warrants but no later than five years following commencement of sales of the Offering in compliance with FINRA rule 5110(g)(8)(D).

Lock-up Agreements

The Company, and the Company’s 5% or more shareholders, directors and officers, shall enter into customary “lock-up” agreements pursuant to which such persons and entities shall agree, for a period of 180 days after the date of this prospectus to neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without Network 1 Financial Securities, Inc.’s prior written consent. The foregoing sentence shall not apply to (i) Class A Ordinary Shares to be sold in the Offering; (ii) any over-allotment shares, (iii) any Class A Ordinary Shares issued or options to purchase Class A Ordinary Shares or other Class A Ordinary Shares -based awards granted pursuant to any stock incentive plan, stock purchase plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Effective Date; (iii) issuance of Class A Ordinary Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding at the Effective Date; (iv) issuance of Class A Ordinary Shares in connection with strategic acquisitions; or (v) transfers by a stockholder (A) by bona fide gift, (B) by will or intestacy to the spouse, parents, siblings, first cousins or any lineal descendant of such shareholder or such shareholder’s spouse, including step relationships and relationships by adoption (each a, “family member”), (C) to any trust for the benefit of such shareholder or a family member of such shareholder, (D) to the estate of such shareholder, or (E) to any affiliate of such shareholder or by distribution to any partners, members or shareholders of such shareholder.

Pricing of the Offering

Prior to this offering, there has been no public market for the Class A Ordinary Shares. The initial public offering price will be determined by negotiations between us and the Underwriters. In determining the initial public offering price, we and the Underwriters expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the Underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the Underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Underwriters can assure investors that an active trading market will develop for our Class A Ordinary Shares, or that the Class A Ordinary Shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Underwriters may be required to make for these liabilities.

Listing

We intend to apply to have our Class A Ordinary Shares approved for listing on the NYSE American under the symbol “[*]” We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriters or their affiliates. Other than the prospectus in electronic format, the information on the Underwriters’ website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as underwriters, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on NYSE American may engage in passive market making transactions on NYSE American in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the Underwriters and does not necessarily bear any direct relationship to the assets, operations, book, or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the Underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the Underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. The Underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our Class A Ordinary Shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or retarding a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on NYSE American or on any trading market. If any of these transactions commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the Underwriters. The Underwriters may agree to allocate a number of shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the Underwriters to Underwriters that may make Internet distributions on the same basis as other allocations. In connection with this offering, the Underwriters or syndicate members may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The Underwriters have informed us that they do not expect to confirm sales of our Class A Ordinary Shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.    This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the Class A Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Class A Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Class A Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Class A Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Cayman Islands.    This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Underwriters have represented and agreed that they has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to any member of the public in the Cayman Islands.

United Arab Emirates.    Neither this prospectus nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us. No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial or legal advisor.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Class A Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Class A Ordinary Shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The Class A Ordinary Shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance

(Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Kingdom.    An offer of the Class A Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Class A Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Israel.    This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and non-accountable expense allowance payable by us in connection with the offer and sale of the Class A Ordinary Shares in this offering. All amounts listed below are estimates except the SEC registration fee, NYSE American listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	$	[ ]
FINRA filing fee		[ ]
NYSE American listing fee		50,000
Printing expenses		[ ]
Legal fees, advisory fees and expenses		[ ]
Transfer agent and registrar fees		[ ]
Accounting fees and expenses		[ ]
Miscellaneous		[ ]
Total	$	[ ]

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws. The representatives of the underwriters, Network 1 Financial Securities, Inc. is being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters of U.S. federal securities laws. The legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP.

EXPERTS

The consolidated financial statements for the years ended March 31, 2024 and 2025, included in this prospectus have been so included in reliance on the report of Assentsure PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Assentsure PAC is located at 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Class A Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first half of each fiscal year.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholder and Board of Directors of

Evvo Labs Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evvo Labs Pte. Ltd. and its subsidiary (collectively the “Group”) as of March 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2025, and the consolidated results of its operations and its cash flows for each of years in the two-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Assentsure PAC

Singapore

August 12, 2025

PCAOB ID: 6783

We have served as the Company’s auditor since 2024.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	S$	S$	US$
ASSETS
Current Assets
Account receivables, net	1,458,177	2,459,902	1,829,604
Other receivables and deposits	2,427,022	3,023,195	2,248,565
Amount due by related parties	25,137	891,190	662,841
Amount due by director	2,981,217	664,486	494,225
Other current assets	143,038	253,741	188,725
Deferred offering costs	—	106,899	79,508
Cash and cash equivalents	407,401	460,249	342,320
Total Current Assets	7,441,992	7,859,662	5,845,788

Non-Current Assets
Intangible asset, net	1,145,001	965,001	717,740
Plant and equipment, net	42,957	42,332	31,485
Right-of-use assets, net	188,800	139,301	103,608
Financial asset at amortized cost	123,041	124,147	92,337
Total Non-Current Assets	1,499,799	1,270,781	945,170
TOTAL ASSETS	8,941,791	9,130,443	6,790,958

LIABILITIES
Current Liabilities
Account payables	5,222,807	2,494,152	1,855,078
Other payables and accruals	1,571,719	1,102,551	820,045
Amount due to related parties	83,051	—	—
Contract liabilities	447,594	185,858	138,236
Operating lease liabilities, current	44,783	47,894	35,622
Borrowings, current	1,777,618	2,368,765	1,761,818
Total Current Liabilities	9,147,572	6,199,220	4,610,799

Non-Current Liabilities:
Operating lease liabilities, non-current	145,055	96,385	71,688
Borrowings, non-current	1,471,432	2,433,508	1,809,973
Total Non-Current Liabilities	1,616,487	2,529,893	1,881,661
TOTAL LIABILITIES	10,764,059	8,729,113	6,492,460

COMMITMENTS AND CONTINGENCIES (Notes 24)

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A (US$0.0001 par value, 350,000,000 shares authorized, no share issued and outstanding as of March 31, 2024 and 2025 respectively)*	—	—	—
Ordinary shares, Class B (US$0.0001 par value, 150,000,000 shares authorized, 1 share issued and outstanding as of March 31, 2024 and 2025 respectively)*	—	—	—
Additional paid-in capital	4,061,500	5,061,500	3,764,597
Accumulated and other comprehensive loss	(588)	(2,218)	(1,650)
Accumulated deficit	(5,883,180)	(4,657,952)	(3,464,449)
Total Shareholders’ Equity	(1,822,268)	401,330	298,498
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,941,791	9,130,443	6,790,958

*        Giving retroactive effect to reflect reorganization which is expected to be completed prior to the Company’s listing. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended March 31,
	2024	2025	2025
	S$	S$	US$
Revenue	9,481,776	10,527,351	7,829,938
Cost of sales	(8,630,627)	(7,537,211)	(5,605,958)
Gross profit	851,149	2,990,140	2,223,980
Operating expenses:
Employee benefit expenses	(543,842)	(534,277)	(397,379)
Depreciation and amortization expenses	(197,393)	(205,344)	(152,729)
General and administrative expenses	(729,406)	(682,705)	(507,776)
Total operating expenses	(1,470,641)	(1,422,326)	(1,057,884)

(Loss) Income from operations	(619,492)	1,567,814	1,166,096

Other income (expense):
Other income	59,553	225,731	167,892
Gain on disposal of plant and equipment	1,267	—	—
Interest income	1,096	1,772	1,318
Interest expense	(337,494)	(570,089)	(424,016)
Other expenses, net	(275,578)	(342,586)	(254,806)

(Loss) Income before income tax	(895,070)	1,225,228	911,290

Income tax expense	—	—	—
Net (loss) income	(895,070)	1,225,228	911,290

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(588)	(1,630)	(1,212)
Net comprehensive (loss) income	(895,658)	1,223,598	910,078

(Loss) Earnings per share
Basic and diluted	(895,070)	1,225,228	911,290
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	1	1	1

*        Giving retroactive effect to reflect reorganization which is expected to be completed prior to the Company’s listing. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, Class A		Ordinary shares, Class B		Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive loss	Total equity
	Number of shares*	Amount	Number of shares*	Amount
		S$		S$	S$	S$	S$	S$
Balance as at April 1, 2023	—	—	1	—	4,061,500	(4,988,110)	—	(926,610)
Net loss	—	—	—	—	—	(895,070)	—	(895,070)
Foreign currency translation	—	—	—	—	—	—	(588)	(588)
Balance as at March 31, 2024	—	—	1	—	4,061,500	(5,883,180)	(588)	(1,822,268)
Net profit	—	—	—	—	—	1,225,228	—	1,225,228
Foreign currency translation	—	—	—	—	—	—	(1,630)	(1,630)
Capital injection of subsidiary	—	—	—	—	1,000,000	—	—	1,000,000
Balance as at March 31, 2025	—	—	1	—	5,061,500	(4,657,952)	(2,218)	401,330

		US$		US$	US$	US$	US$	US$
Balance as at March 31, 2025	—	—	—	—	3,764,597	(3,464,449)	(1,650)	298,498

*        Giving retroactive effect to reflect reorganization which is expected to be completed prior to the Company’s listing. See Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Year Ended March 31,
	2024	2025	2025
	S$	S$	US$
Cash flows from operating activities
Net (loss) income	(895,070)	1,225,228	911,290

Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation of plant and equipment	50,727	25,344	18,850
Amortization of right-of-use assets	68,999	49,499	36,816
Amortization of intangible asset	146,666	180,000	133,879
Gain on disposal of plant and equipment	(1,267)	—	—
Reversal of allowance for credit loss on account receivables	—	(7,126)	(5,299)
Impairment on investment	114,780	—	—
Allowance for credit loss on account receivables	7,126	—	—

Change in operating assets and liabilities:
Account receivables	(36,884)	(994,599)	(739,755)
Other receivables and deposits	(1,397,795)	(597,280)	(444,240)
Other current assets	(416,035)	(110,703)	(82,337)
Account payables	2,237,178	(2,728,655)	(2,029,494)
Other payables and accruals	(78,616)	(469,167)	(348,953)
Amount due to related parties	83,051	(83,051)	(61,771)
Contract liabilities	316,475	(261,736)	(194,672)
Net cash from (used in) operating activities	199,335	(3,772,246)	(2,805,686)

Cash flow from investing activities:
Acquisition of plant and equipment	(4,537)	(24,719)	(18,385)
Acquisition of intangible assets	(800,000)	—	—
Proceeds from disposal of plant and equipment	4,805	—	—
Net cash used in investing activities	(799,732)	(24,719)	(18,385)

Cash flows from financing activities:
Proceeds received from bank borrowings	1,588,100	2,929,800	2,179,100
Repayment from (Advances to) related parties	112,583	(866,053)	(644,145)
(Advances to) Repayment from director	(633,698)	2,316,731	1,723,117
Repayments for bank borrowings	(734,842)	(1,376,577)	(1,023,858)
Proceeds from capital injection of subsidiary	—	1,000,000	743,771
Deferred offering costs	—	(106,899)	(79,508)
Principal payments of lease liabilities	(68,721)	(45,560)	(33,886)
Net cash from financing activities	263,422	3,851,442	2,864,591

Net (decrease)/increase in cash and cash equivalents	(336,975)	54,477	40,520
Effects of changes in foreign exchange of cash	(588)	(1,629)	(1,212)
Cash and cash equivalents at beginning of financial year	744,964	407,401	303,012
Cash and cash equivalents at end of financial year	407,401	460,249	342,320
Supplemental disclosures of cash flow information:
Cash paid for interest	(337,494)	(570,089)	(424,016)
Operating right of use assets obtained in exchange for lease obligation	200,682	—	—

The accompanying notes are an integral part of these consolidated financial statements.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Evvo Labs Pte. Ltd. (“ELPL”) together with its wholly owned subsidiary, Evvo Labs Vietnam Co., Ltd. (“ELVC”, and collectively the “Group”), is primarily engaged in the provision of end-to-end cybersecurity solutions, encompassing the design, development, and deployment of advanced cybersecurity products and services, DevSecOps integration, operation of a proprietary Security Operations Centre (“SOC”), and secured media and information technology management solutions (“ITMS”). The Group also provides specialized services such as ransomware negotiation, compliance advisory, and blockchain-based security solutions, and offers secured media and ITMS to niche industries. Its products, services, and solutions are targeted at government agencies, enterprises, and private organizations across the Southeast Asia region.

The Group began the business operations since August 9, 2011 when ELPL, was incorporated in Singapore on August 9, 2011 and ELVC, was incorporated in People Republic of Vietnam on June 30, 2023 respectively. The formation of ELVC was initiated and Wong Yee Leong. The primary rationale behind this formation was the identification of market opportunities and the pursuit of operational efficiencies. This decision was driven by our intention to leverage existing expertise. Since its incorporation, ELVC has been fully operational and included in the consolidated financial statements from the date of its formation.

As part of the Reorganization for the purpose of the listing, Evvolutions LeadTech Inc (the “EVVO”), a holding company incorporated as an exempted company limited by shares in Cayman Island on June 2, 2025 with authorized share capital of US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each. The Company issued 1 ordinary share on June 2, 2025 of par value of US0.0001 to Wong Yee Leong. On July 29, 2025, the Company amended its authorized share capital to 500,000,000 ordinary shares with a par value of US$0.0001 each, comprising (a) 350,000,000 Class A ordinary shares of par value US$0.0001 each, and (b) 150,000,000 Class B ordinary shares of par value US$0.0001 each. On July 29, 2025, the 1 Ordinary Share issued to Wong Yee Leong was redesignated to 1 Class B Ordinary Share. The Company is a parent holding company with no operations.

The final group structure upon completion of the reorganizations comprise the following subsidiaries:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Evvo Labs Pte. Ltd. (“ELPL”)	August 9, 2011	Singapore	100%	Development of software
Evvo Labs Vietnam Co., Ltd (“ELVC”)*	June 30, 2023	People Republic of Vietnam	100%	Development of software

____________

*        Indirectly owned via ELPL

EVVO is expected to complete an internal reorganization prior to its listing on NYSE American, which will involve the subscription by the shareholders of ELPL of shares in EVVO in consideration of the transfer of their equity interest in ELPL to EVVO. Upon completion of the aforementioned, EVVO will become the ultimate holding company of the Singapore and Vietnam operating subsidiaries.

Upon completion of the reorganization, the consolidated financial statements will be prepared based on the basis that the reorganization has been accounted for as a business combination among entities under common control since Controlling Shareholder controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries will be accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION (cont.)

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiary. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

The consolidated financial statements include the accounts of entities under common control, accounted for in accordance with ASC 805-50. As such, the assets and liabilities of the entities are included at their historical carrying amounts, and the financial statements have been retroactively adjusted to include the accounts and operations of the combined entities for all periods presented during which the entities were under common control. No goodwill has been recognized as a result of the transaction, and any difference between the consideration transferred and the carrying amounts of net assets received was recorded within equity.

Note 2 — Summary of Significant Accounting Policies

Risks and uncertainties

The main operations of the Group are in Singapore and Vietnam. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore and Vietnam, as well as by the general state of the economy in Singapore and Vietnam. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore and Vietnam. The Group believes that it is following existing laws and regulations including its nature of business disclosed in Note 1, such experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allocation of transaction price to each performance obligation, allowance for credit loss for accounts receivables, other receivables, contract assets and amounts due from related parties, impairment assessment of long-lived assets, useful lives of plant and equipment and intangible assets, fair value of financial instrument, deferred taxes valuation allowance and incremental borrowing rate of operating leases. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Group’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates. Actual results may differ from these estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Group. The functional currency of the Company in the Cayman Islands is the United States Dollars (“US$”); the functional currency of its subsidiaries incorporated in Singapore and Vietnam are the Singapore Dollars (“S$”), and Vietnamese Dong (“VND”) respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Group, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income during the year in which they occur.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

The following table outlines the currency exchange rates that were used in the consolidated financial statements in this report:

	March 31, 2024	March 31, 2025
Year-end spot rate	VND1,000 = S$0.0543	VND1,000 = S$0.0524
Average rate	VND1,000 = S$0.0558	VND1,000 = S$0.0530

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = S$1.3445 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

The Group considers cash equivalents to be short-term, that are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash and cash equivalents consist of cash on hand, demand deposit placed with financial institutions, which is unrestricted as to withdrawal and use. Management believes that the banks and other financial institutions are of high credit quality and continually monitors the credit worthiness of these banks and financial institutions.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Management reviews the adequacy of the allowance for credit loss on an ongoing basis, using historical collection trends, forward looking information and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance for credit loss when it is considered necessary. Allowance for credit loss is written off after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the allowance for credit loss policy and update, if necessary. The Group’s allowance for credit loss for the year ended March 31, 2024 and 2025 was S$7,126 and nil respectively. The Group’s reversal for credit loss for the year ended March 31, 2024 and 2025 was nil and S$7,126 respectively.

Other receivables

Other receivables primarily consist of non-trade receivables, banker’s guarantee and refundable deposits for leases. These amounts bear no interest. Management reviews its non-trade receivables and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2024 and 2025, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Plant and equipment, net

Plant and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful life
Computer equipment	3
Furniture and fitting	5
Office equipment	5
Testing equipment & tools	5
Renovation	5

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets — Software, net

The purchased software is recognized as an intangible asset when it meets the following criteria set out in the relevant accounting standards. These included:

•        The asset is identifiable

•        The entity has control over the asset

•        It generates probable future economic benefits

•        The cost of the asset can be measured reliably

Software are measured initially at purchase cost and are amortized on a straight-line basis over their useful life of 10 years, depending on their nature and legal protections.

Useful life
Software	10 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss and other comprehensive income when the asset is derecognized.

Impairment for long-lived assets

The Group’s long-lived assets with finite lives, including plant and equipment, net and intangible asset are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. As of March 31, 2025, the Group has not concluded its IPO hence incurred professional fees are recorded as deferred offering costs. As of March 31, 2025, the accumulated deferred offering cost was S$106,899.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•        Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of the financial asset at amortized cost, keyman life insurance included unobservable inputs that are not developed by the Group. The fair value of the financial instruments is determined using the annual statement of value of the insurance policy provided by insurer without adjustment. There have no changes in the valuation techniques during the financial year.

Cash and cash equivalents, accounts receivable, net, other receivables, operating lease liabilities, accounts payable, other payables, amount due from shareholders, amount due from related party and amount due to directors are financial assets and liabilities and are subject to fair value measurement. The Group’s financial assets and liabilities are short-term in nature, therefore, management believes their carrying value approximate their fair value.

Leases

The Group determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities, in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any.

The Group’s leases do not provide an implicit rate as they are not readily determinable. Therefore, the Group used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments, which is determined based on the rate of interest that the Group would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

The Group determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities, in the Group’s consolidated balance

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (ii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

The Group has an operating lease for offices, including an option to renew which is at the Group’s sole discretion. The renewal to extend the lease term is included in the Group’s ROU assets and operating lease liabilities as they are reasonably certain of exercise. The Group regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Group will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Group’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Borrowings

Bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings in accordance with the Group’s accounting policy for borrowing costs. A gain or loss is recognized in profit or loss when the liability is derecognized and through the amortization process.

Revenue recognition

The Group’s revenues are primarily generated from (1) Reseller of hardware and software solutions, (2) Service Revenue, (3) Exclusive distributorship fee.

The Group adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2021 using the modified retrospective approach. The Group’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. The effect from the adoption of ASC 606 was not material to the Group’s financial statements.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

Revenue is recorded net of value-added tax.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Reseller of hardware and software solutions (collectively known as the “solution”)

Revenue for sales of products, which are primarily IT hardware and software solutions are recognized at a point in time when the Group has satisfied its performance obligation. There is no fixed contract duration for this revenue stream as it depends on the complexity of the solution and lead time leading to fulfilment. Revenue is recognized at a point in time upon the acceptance of the customer via an acceptance form acknowledging that the products are delivered, integrated and functioning as expected. This determination is based on the following considerations under ASC 606-10-25-27:

Simultaneous Receipt and Consumption:    The customer does not simultaneously receive and consume the benefits of the products. The products are delivered as a complete solution, and the customer derives value only upon full completion.

Creation or Enhancement of Customer-Controlled Asset:    The services provided do not create or enhance an asset that the customer controls as the services are performed. The customer does not gain control until the services are completed.

No Alternative Use and Enforceable Right to Payment:    While the deliverables are tailored to customer-specific requirements, they do not meet the “no alternative use” criterion because, in practice, the Group can reconfigure partially completed deliverables for other projects, albeit with additional effort.

More importantly, the Group does not have an enforceable right to payment for performance completed to date. Engagement letters typically permit termination at any time without penalty, and payment terms do not obligate the customer to pay for partially completed work.

Accordingly, control is transferred to the customer at a point in time, and revenue is recognized at that time.

Contracts with Multiple Promises

The Group frequently enters into contracts with customers that contain multiple promises, including hardware and software. To determine whether these promises are distinct within the context of the contract, the Group applies the guidance in ASC 606-10-25-19 through 25-22, which requires an assessment of whether:

1.      The customer can benefit from the good or service on its own or with other readily available resources; and

2.      The promise to transfer the good or service is separately identifiable from other promises in the contract.

A promised good or service is not distinct if it is highly interdependent and interrelated with other promises, meaning its function is significantly affected by the other promises in the contract. BC32 of ASC 606 states:

“An entity should assess whether two or more promises in a contract are so highly interrelated and interdependent that they cannot be separated.”

Additionally, BC33(a) and (b) explain that if an entity provides a significant service of integrating multiple items into a combined output, those items are not distinct, as they serve as inputs to a unified deliverable rather than separate obligations.

Based on this guidance, the Group has determined that the hardware and software solutions provided are not distinct from each other in the customer contracts because they are necessary inputs to delivering a fully integrated IT solution rather than stand-alone deliverables. Software licenses, if any, in this bundle are perpetual software licenses.

The Group enters contracts that include a combination of hardware and software. When these elements are highly interdependent and interrelated, they are treated as a single performance obligation under ASC 606-10-25-21, and revenue is recognized at a point in time when control transfers to the customer, typically upon customer acceptance.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Because these contracts represent an integrated solution, the Group does not allocate revenue to individual components (hardware or software). Instead, revenue is categorized as product revenue, as the predominant characteristic of the combined deliverable is the hardware and software provided to the customer.

In determining the predominant characteristic, the Group considers:

•        The primary benefit to the customer, which is the acquisition of a functional IT system.

•        The relative significance of each component, including the cost composition of hardware and software within the contract.

•        The customer’s primary reason for entering into the arrangement, which is to obtain a fully integrated IT solution rather than standalone products.

Contract Scenarios and Distinctness Evaluation

Nature of Promises & Intended Benefit to the Customer

In contracts where the Group provides a combination of hardware and software, each element works together to create a fully integrated IT system. The customer expects a turnkey solution, rather than individual components that must be assembled separately.

Assessment of Interdependency and Significant Effect on Utility

The Group has determined that none of the promises are distinct from each other, as they are highly interdependent and interrelated because:

•        Hardware requires software to operate, and software requires IT services for customization and integration.

•        Per BC32, the contract’s objective is to deliver an integrated IT system, rather than discrete components.

Why Hardware and Software solutions Are an Input to the Combined Output

•        The Group considered the following factors that hardware and software are combined output:

•        Level of Integration:    the Group configure both hardware and software to function as a single IT system.

•        Modification & Customization:    the Group modify the components to meet customer-specific requirements.

•        Customer Dependency:    The customer does not receive a functional IT system unless all components are integrated.

Revenue Recognition Conclusion

Since the hardware and software are highly interdependent and form a single performance obligation, revenue is recognized at a point in time when control of the fully integrated IT system is transferred to the customer upon completion and acceptance.

Principal versus Agent Considerations

In evaluating whether the Group is acting as a principal or an agent in its contracts, we considered the guidance in ASC 606-10-55-36 through 55-40. This evaluation focused on identifying the specified goods or services promised to the customer and assessing whether the Group obtains control of these goods or services before they are transferred to the customer.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

In these contracts, the Group provides a bundle of hardware and software solutions necessary to fulfil the performance obligations. While certain components of the solution, may be sourced from third-party providers, the Group directs and integrates these inputs into a cohesive IT solution that meets the customer’s needs. The Group manages inventory on a just-in-time basis and do not require to carry inventory.

1. Control of Goods and Services:

The Company takes control of the hardware and software solutions prior to their delivery to the customer. This is evidenced by the Group’s ability to direct the use of these goods and services and to obtain the benefits from them before transfer.

The Group assumes inventory risk for these goods, either upon receipt from the third-party provider or during their customization or bundling into the overall hardware and software solution.

2. Primary Responsibility for Fulfilment:

The Group is responsible for ensuring the customer receives the specified solution, including resolving any issues with the delivery or functionality of the underlying services, hardware, software, and applications. This indicates that the Group is accountable for the overall performance of the arrangement.

3. Pricing Discretion:

The Group determines the pricing for the bundled solution, further supporting its role as principal.

Based on the above, the Group concluded that it acts as the principal in these transactions because it controls the specified goods and services before transferring them to the customer.

No element of financing is deemed present as typical payment term is 7 to 30 days from the date of issuance of invoice.

Customer returns have historically represented a small percentage of customer sales on an annual basis.

Based on the Group’s experience on the various revenue streams, variable consideration is typically constrained and is included in the transaction only to the extent that it is a highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Service revenue

Revenue for the rendering of hosting and support services, rendering of professional services and maintenance services. If there are multiple services required by the customer in a purchase order, the respective services are itemized with a fixed price on the invoice. Service revenue are recognized over time as the Group satisfies its performance obligation by transferring control of the promised services to the customers. These performance obligations qualify for over time recognition because the customer simultaneously receives and consumes the benefits of the Group’s performance as the services are provided. Depending on the service required, revenue is measured and recognized based on elapsed time or usage based method as prescribed within customer contracts. Advances received from customers are deferred until performance obligations are satisfied and are presented as contract liabilities on the consolidated statement of financial position. Customer contracts typically range between 12 to 24 months and are non-terminable and non-refundable. No element of financing is deemed present as typical payment term is 7 to 30 days from the date of issuance of invoice.

The Group is determined to be a principal and records revenue on a gross basis as the Group is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue from Exclusive Distributor Fees

The Group enters into agreements with its customer to appoint the customer as an exclusive distributor in a new geographical region. The distributors are given a right to use license to distribute the Group’s products in the said region. The Group recognizes revenue for exclusive distributor fees at a point in time, typically at the commencement of the agreement, when the distributor obtains control of the right and has the ability to benefit from the distributorship. These customer contracts typically are for 5 years and are non-terminable and non-refundable.

The amount of revenue recognized is based on the transaction price, which comprises the contractual price. The credit term offered to customers is 12 months from the commencement date of the customer contract. As a practical expedient permitted under ASC 606-10-32-18, the Group elects not to adjust the promised amount of consideration for the effects of a significant financing component for exclusive distributorship agreements because at contract inception, it expects that the period between the transfer of the promised good or service to the customer and the customer’s payment for that good or service will be one year or less (i.e., 12 months or less). This expedient is applied consistently to similar contracts in similar circumstances.

Interest income

Interest income is recognized using effective interest method.

Management income and other income

Management income and other income are recognized on an accrual basis.

Contract assets

A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. ASC 606, Revenue from Contracts with Customers, distinguishes between a contract asset and a receivable based on whether receipt of the consideration is conditional on something other than the passage of time. When the Group transfers control of goods or services to a customer before the customer pays consideration, the Group records either a contract asset or a receivable depending on the nature of the Group’s right to consideration for its performance. The point at which a contract asset becomes an account receivable may be earlier than the point at which an invoice is issued. The Group assesses a contract asset for impairment in accordance with ASC 310, Receivables.

General and administrative expenses

General and administrative expenses consist primarily of consultancy fee, licenses and subscription fee, travelling and entertainment, legal and professional fees and other miscellaneous administrative expenses.

Employee benefit

Defined contribution plan

The Group participates in the national pension schemes as defined by the laws of Singapore’s and Vietnam’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Group. The government evaluates the Group’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants, which are non-covid related grants, are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024 and 2025, there were no dilutive shares.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. As of March 31, 2025, the Company has not concluded its IPO hence incurred professional fees are recorded as deferred offering costs. As of March 31, 2025, the accumulated deferred offering cost was S$106,899.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Group’s business segments. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

Taxation

The income tax expense represents the sum of current and deferred income tax expense.

Current tax

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest were incurred related to underpayment of income tax for the years ended March 31, 2025. The Group had no uncertain tax positions for the years ended March 31, 2025. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. The Group’s management does not believe the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue

The following table presents the Group’s revenue disaggregated by product categories for the years ended March 31, 2024 and 2025:

	For Years Ended March 31,
	2024	2025	2025
	S$	S$	US$
Revenue recognized at a point in time:
Reseller of hardware and software solutions	7,887,491	7,625,544	5,671,658
Exclusive distributor fees	—	1,200,000	892,525
	7,887,491	8,825,544	6,564,183
Revenue recognized over time:
Service revenue	1,594,285	1,701,807	1,265,755
Total	9,481,776	10,527,351	7,829,938

Note 4 — OTHER INCOME

	For the years ended March 31,
	2024	2025	2025
	S$	S$	US$
Royalty income	—	200,000	148,754
Other income-Grant/Govt Scheme	13,644	10,678	7,942
Other income	45,909	15,053	11,196
Total other income	59,553	225,731	167,892

Note 5 — INCOME TAX EXPENSE

Income tax

Cayman

The Company is domiciled in Cayman Island. Its locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

Singapore

EVPL is operating in Singapore and is subject to the Singapore tax at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Vietnam

ELVC is operating in Vietnam and is subject to the Vietnam tax at the corporate tax rate at 20% on the assessable income arising in Vietnam during its tax year.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — INCOME TAX EXPENSE (cont.)

The following table reconciles Singapore statutory rates to the Group’s effective tax rate:

	For the years ended March 31,
	2024	2025	2025
	S$	S$	US$
(Loss)/Profit before tax	(895,070)	1,225,228	911,290
Tax calculated at statutory tax rate 17%	(152,161)	208,289	154,919

Reconciling items:
Expenses non-deductible	21,490	2,383	1,772
Deferred tax assets not recognized	131,200	16,018	11,914
Effect of different tax rates in other countries	(384)	38,442	28,592
Utilization of net operating losses carried forward	—	(258,467)	(192,240)
Others	(145)	(6,665)	(4,957)
Income tax expenses recognized in profit or loss	—	—	—

Deferred tax

Significant components of deferred tax were as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Net operating losses carried forward	3,142,080	1,663,082	1,236,952
Deductible temporary difference	613,082	797,647	593,266
	3,755,162	2,460,729	1,830,218
Deferred tax assets	638,378	418,324	311,137
Valuation allowance	(638,378)	(418,324)	(311,137)
Deferred tax assets, net of valuation allowance	—	—	—

As of March 31, 2025, the Group had unused tax losses carried forward totaling S$1,663,082 (US$1,236,952).

However, due to the Group’s history of operating losses, lack of taxable income in carry back years, and uncertainty regarding future taxable income, management has concluded that it is not more likely than not that these deferred tax assets will be realized.

Accordingly, a full valuation allowance of S$418,324 (US$311,137) has been recorded, and no deferred tax asset has been recognized in the consolidated balance sheets.

Note 6 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Computer equipment	154,114	157,853	117,406
Furniture and fitting	5,627	5,627	4,185
Office equipment	14,328	14,328	10,657
Testing equipment & tools	20,058	20,058	14,919
Renovation	45,199	66,179	49,222
Subtotal	239,326	264,045	196,389
Less: Accumulated depreciation	(196,369)	(221,713)	(164,904)
Plant and equipment, net	42,957	42,332	31,485

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PLANT AND EQUIPMENT, NET (cont.)

No impairment loss was recognized during the years ended March 31, 2025 and 2024.

Depreciation expense for the years ended March 31, 2025 and 2024 was S$25,344 (US$18,850) and S$50,727, respectively.

Note 7 — INTANGIBLE ASSET, NET

Intangible asset, net, consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Software	1,800,000	1,800,000	1,338,788
Less: Accumulated amortization	(654,999)	(834,999)	(621,048)
Intangible asset, net	1,145,001	965,001	717,740

There was no impairment of intangible assets recorded for the years ended March 31, 2025 and 2024. Amortization expenses for the years ended March 31, 2025 and 2024 was S$180,000 (US$133,879) and S$146,666, respectively.

Note 8 — OPERATING LEASES

The Group determines if a contract contains a lease at inception. US GAAP requires that the Group’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Group has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty. The Group has 2 lease agreements with lease terms of 4 years. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of March 31, 2025, the Group had the following non-cancellable lease contracts:

Description of lease	Lease term
Office premises	4 years
Office equipment	4 years

(a) Amounts recognized in the consolidated balance sheet:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Right-of-use assets	188,800	139,301	103,608

Lease liabilities
Current	44,783	47,894	35,622
Non-current	145,055	96,385	71,688

(b) A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	For the Year Ended March 31,
	2024	2025	2025
	S$	S$	US$
Amortization of right-of-use assets	68,999	49,499	36,816
Interest on lease liabilities	10,483	4,860	3,615

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — OPERATING LEASES (cont.)

The Group entered into non-cancellable operating lease agreements for office premises. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms does not include options to extend the lease terms.

Future operating lease payments, excluding short-term leases, as of March 31, 2025, are detailed as follows:

	As of March 31,
	S$	US$
Operating leases
2027	56,035	41,677
2028	56,035	41,677
2029 onwards	43,790	32,570
Total future lease payment	155,860	115,924
Less: Imputed interest	(11,581)	(8,614)
Present value of operating lease liabilities	144,279	107,310
Less: Current portion	(47,894)	(35,622)
Long-term portion of lease liabilities	96,385	71,688

The following table shows the weighted-average lease terms and discount rates for operating leases:

	As of March 31,
	2024	2025
Weighted average remaining lease term (Years)
Operating leases	3	4

Weighted average discount rate (%)
Operating leases	6.38%	6.38%

Note 9 — OTHER INVESTMENT

Other investment comprised of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Unquoted equity shares, at cost	114,780	114,780	85,370
Impairment on investment	(114,780)	(114,780)	(85,370)
	—	—	—

For the year ended March 31, 2024, the Group assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value. Accordingly, the Group provided full impairment against the investment.

Note 10 — FINANCIAL ASSET AT AMORTIZED COST

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Keyman Insurance	123,041	124,147	92,337

The Group maintains a keyman insurance policy on the life of Mr. Wong Yee Leong, the sole director of the Group, with the Group as the beneficiary. The policy is intended to mitigate the financial impact of the loss of the key employee. The sum assured of the policy was up to S$436,863.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — FINANCIAL ASSET AT AMORTIZED COST (cont.)

The premiums paid for the policy are expensed as incurred and are included in general and administrative expenses. As of March 31, 2024 and 2025, the cash surrender value of the policy is S$123,313 and S$124,419 respectively, which is classified under “Financial asset at amortized cost” on the balance sheet. Changes in the cash surrender value are recorded in the Group’s financial statements as they occur.

In the event of the death of the insured, the Group would receive the insurance proceeds, which would be recognized as other income in the period the funds are received.

Note 11 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Accounts receivable – third parties	1,115,004	1,988,095	1,478,689
Accounts receivable – related parties	399,450	520,958	387,473
	1,514,454	2,509,053	1,866,162
Less: Allowance for credit losses	(56,277)	(49,151)	(36,558)
	1,458,177	2,459,902	1,829,604

Movement of allowance for credit losses are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Allowance for credit loss at the beginning of the year	(49,151)	(56,277)	(41,857)
Allowance for current credit loss	(7,126)	—	—
Reversal for credit loss	—	7,126	5,299
Allowance for credit loss at the end of the year	(56,277)	(49,151)	(36,558)

Accounts receivable are unsecured, non-interest bearing and are generally on 7 to 30 days’ credit terms (2024: 7 to 30 days). They are recognized at their original amounts which represent their fair value on initial recognition.

Accounts receivable that are denominated in the currency other than the functional currencies of the Group are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
United States dollar	4,044	—	—
Vietnamese Dong	116	590	440

As at the end of each reporting period, the aging analysis of accounts receivable based on due date is as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Within 30 days	1,005,491	715,157	531,914
Between 31 and 60 days	78,206	94	70
Between 61 and 90 days	3,861	221,160	164,492
Between 91 and 120 days	7,456	839,868	624,669
Over 120 days	419,440	732,774	545,017
Total accounts receivable	1,514,454	2,509,053	1,866,162

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — OTHER RECEIVABLES AND DEPOSITS

Other receivables and deposits consist of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Deposit paid	17,008	15,007	11,163
Contract assets	1,991,592	2,399,938	1,785,004
Other receivables	255,091	60,946	45,329
Banker’s guarantee	163,331	547,304	407,069
	2,427,022	3,023,195	2,248,565

Contract assets primarily relate to the Group’s rights to consideration for work completed but not yet billed at the reporting date. The Group recognizes a contract asset when it performs by transferring goods or services to a customer before the customer pays consideration or before payment is due. Once invoiced, the amount is reclassified to accounts receivable.

During the normal course of business, we enter into bank guarantees to provide financial and performance assurance to our customers.

Note 13 — OTHER CURRENT ASSETS

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Prepayment	14,376	24,333	18,098
Deferred expenses	128,662	177,008	131,654
Short term deposit	—	52,400	38,973
	143,038	253,741	188,725

Deferred expenses consist primarily of advance payments for services that will be expensed in future periods. These expenses are recorded as assets and amortized on a straight-line basis over the period benefited.

The short term deposit placed with a financial institution has a term of six months from January 2, 2025 to July 2, 2025, and earns interest at 4.1% per annum.

Note 14 — CASH AND CASH EQUIVALENTS

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Cash at banks	405,230	459,531	341,787
Cash on hand	2,171	718	533
Cash and cash equivalents per consolidated statement of cash flows	407,401	460,249	342,320

Cash and cash equivalents that are denominated in the currency other than the functional currencies of the Group are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
United States dollar	48,297	14,167	10,537

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — ACCOUNT PAYABLES

The components of account payables are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Account payables
Accounts payables – third parties	5,033,055	2,323,641	1,728,258
Accounts payables – related parties	189,752	170,511	126,820
	5,222,807	2,494,152	1,855,078

Accounts payables are unsecured, non-interest bearing and are generally on 60 days’ credit terms (2024: 60 days). They are recognized at their original amounts which represent their fair value on initial recognition.

Account and other payables that are denominated in the currency other than the functional currencies of Group are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
United States dollar	2,705,358	896,572	668,585
Vietnamese Dong	2,352	13,567	10,117

Note 16 — OTHER PAYABLES AND ACCRUALS

The components of other payables and accruals are as follows:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Other payables and accruals
Other payables	30,752	41,966	31,213
Accruals – project costs	1,093,545	737,305	548,386
Accruals – operating expenses	447,422	323,280	240,446
	1,571,719	1,102,551	820,045

Note 17 — CONTRACT LIABILITIES

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Contract liabilities
Deferred revenue	447,594	176,275	131,108
Advances from customers	—	9,583	7,128
	447,594	185,858	138,236

Advances from customers relate to the Group’s obligation to deliver goods and services promised to customers for which the Group has received advances from customers. Advances from customers are recognized as revenue at point in time upon the delivery of the goods and services.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — CONTRACT LIABILITIES (cont.)

The following table shows the changes in deferred revenue balances during the fiscal years ended March 31, 2024 and 2025:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Deferred revenue at the beginning of the year	131,119	447,594	332,907
Increases due to payments received, excluding amounts recognized as revenue during the financial year	447,594	176,275	131,108
Revenue recognition	(131,119)	(447,594)	(332,907)
Deferred revenue at end of the year	447,594	176,275	131,108

Performance Obligations

As of March 31, 2025, the aggregate amount of the transaction price allocated to the remaining performance obligations under contracts with customers was $176,275. The Group expects to recognize approximately all of this amount within one year.

Note 18 — BORROWINGS

Borrowings represent the amounts due to various banks and financial institution that are due within and over one year. As of March 31, 2025 and 2024, borrowings consisted of the following:

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Non-current
Secured loan:
Working capital loan	1,455,374	2,430,819	1,807,973
Term loan for keyman insurance	16,058	2,689	2,000
	1,471,432	2,433,508	1,809,973

Current
Secured loan:
Working capital loan	735,622	1,573,238	1,170,129
Unsecured loan:
Trade financing	417,767	329,800	245,296
Term loan for keyman insurance	32,085	13,727	10,209
Loan from third parties	592,144	452,000	336,184
	1,777,618	2,368,765	1,761,818

Borrowings are denominated in Singapore Dollar.

Working capital loan and trade financing

For the year ended March 31, 2025, the Group entered into working capital loan and trade financing with 10 (2024: 9) banks and financial institutions amounting to S$2,929,800 (2024:S$1,508,100). The loan bore per annum interest rates ranging between 2.25% to 15.00% (2024: 2.25% to 9.18%) per annum and have maturities ranging from within one year to up to the year 2030. For the year ended March 31, 2025, the Group repaid an aggregate of S$1,204,707 (2024: S$707,553) to the banks and financial institutions. The Group intends to use a portion of the net proceeds from this offering to repay these outstanding borrowings.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — BORROWINGS (cont.)

Term loan for keyman insurance

On August 24, 2020, the Group entered into term loan for keyman insurance amounting to S$151,432 with maturity date due in August 2025. The loan bore per annum interest rate at 1.10% per annum over the Bank’s 3-month Cost of Funds (“COF”) as determined by the Bank on the date of transaction or such other rate determined by the Bank. Effective interest rate for the term loan is 4.35% (2024: 4.98%) per annum. For the year ended March 31, 2025, the Group repaid an aggregate of S$31,728 (2024: S$27,289) to the bank.

Loan from third parties

For the year ended March 31, 2025, the Group obtained loans from third parties amounting to S$nil (2024: S$80,000). The loans are non-trade in nature, unsecured and interest free. During the year ended March 31, 2025, the Group repaid an aggregate amount of S$140,142 (2024: S$nil) to the third parties.

Guarantee information:

As of March 31, 2025, the working capital loans, short term loan and term loan for keyman insurance are secured by personal guarantee given by the director, Mr. Wong Yee Leong. The term loan for keyman insurance is secured over the legal assignment of life policy (Note 9) to be executed by the Company in respect of Mr. Wong Yee Leong life assured for a sum assured of not less than S$187,289.

Note 19 — SHARE CAPITAL

Ordinary shares

The Company was incorporated under the laws of Cayman Island on June 2, 2025. The authorized number of ordinary shares was 500,000,000 shares, par value of US$0.0001 per share. On June 2, 2025, the Company issued 1 ordinary share with a par value of US$0.0001 each. On July 29, 2025, the 1 ordinary share was redesignated to 1 Class B ordinary share and the 499,999,999 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company were redesignated into (i) 350,000,000 Class A ordinary shares of par value US$0.0001 each and (ii) 149,999,999 Class B ordinary shares of par value US$0.0001 each.

Note 20 — ACCUMULATED AND OTHER COMPREHENSIVE LOSS

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Currency translation	(588)	(2,218)	(1,650)

CURRENCY TRANSLATION RESERVE

The currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

	As of March 31,
	2024	2025	2025
	S$	S$	US$
Balance at beginning of financial year	—	(588)	(438)
Currency translation	(588)	(1,630)	(1,212)
Balance at end of financial year	(588)	(2,218)	(1,650)

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Related party balances and transactions

The Group’s relationships with related parties who had transactions with the Group are summarized as follows:

Related Party Name	Relationship to the Group
Wong Yee Leong	Controlling Shareholder, [Chief Executive Officer, Director and Chairman of the Board of Directors of the Company]
Evvo IOT Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company
Evvo Group Inc	Wong Yee Leong is a director and major shareholder of the Company
Evvo Labs Philipp	Wong Yee Leong is a director and major shareholder of the Company
EVVO Media Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company
Evvo Solutions Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company
Roundesk Infocomm Pte Ltd	Wong Yee Leong is a director and major shareholder of the Company

a.      Related party balances

		As of March 31,
Nature	Name	2024	2025	2025
		S$	S$	US$
Amount due from director	Wong Yee Leong*	2,981,217	664,486	494,225
Account receivable	Roundesk Infocomm Pte Ltd	1,624	11,758	8,745
Account receivable	Evvo IOT Pte Ltd#	397,378	509,200	378,728
Account receivable	Evvo Media Pte Ltd	448	—	—
Amount due from related party	Evvo IOT Pte Ltd#	—	869,765	646,906
Amount due from related party	Evvo Group Inc	12,311	2,510	1,867
Amount due from related party	Evvo Labs Philipp	12,826	18,915	14,068
Account payable	Evvo Media Pte Ltd	(35,967)	(16,761)	(12,465)
Account payable	Evvo Solutions Pte Ltd	(153,785)	(153,750)	(114,355)
Amount due to related party	Evvo IOT Pte Ltd	(83,051)	—	—
Total		3,133,001	1,906,123	1,417,719

____________

*        The outstanding balance was fully settled subsequently.

#        The amount is secured by personal guarantee given by, Mr. Wong Yee Leong.

b.      Related party transactions

Nature	Name	For the years ended March 31,
		2024	2025	2025
		S$	S$	US$
Royalty fees received	Evvo IOT Pte Ltd	—	109,000	81,071
Purchase of goods, services and software	Evvo IOT Pte Ltd	864,000	—	—
Payment on behalf of	Evvo IOT Pte Ltd	5,753	100,000	74,377
	Evvo Philippines	—	4,089	3,041
Payment on behalf by	Evvo IOT Pte Ltd	(4,404)	(3,148)	(2,341)
	Evvo Media Pte Ltd	(668)	(740)	(550)
	Evvo Solutions Pte Ltd	(654)	(36)	(27)
	Roundesk Infocomm Pte Ltd	(1,624)	(13,404)	(9,970)
Advances from EVVO SG	Evvo IOT Pte Ltd	726,810	857,900	638,081

The transactions were conducted on an arm’s length basis. Amounts due from related parties are unsecured, non-interest bearing, repayable on demand, and classified as current assets. Amounts due to related parties are unsecured, non-interest bearing, repayable on demand and are classified as current liabilities.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — CONCENTRATION AND RISKS

For the year ended March 31, 2025, none of the customers accounted for more than approximately 10% of the Group’s total sales. For the year ended March 31, 2024, customer E accounted for approximately 11% of the Group’s total sales.

For the year ended March 31, 2025, vendor X and Y accounted for approximately 43% and 13% of the Group’s total purchases respectively. For the year ended March 31, 2024, vendor X and Z accounted for approximately 41% and 37% of the Group’s total purchases respectively.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of March 31,
	2025	2024
Percentage of Group’s accounts receivable
Customer A	20%	26%
Customer B	17%	—
Customer C	16%	—
Customer D	12%	—
Customer E	—	18%
Customer F	—	15%
Customer G	5%	12%
Customer H	—	12%

The following table sets forth a summary of vendors who represent 10% or more of the Group’s total accounts payable:

	As of March 31,
	2025	2024
Amount of the Group’s accounts payable
Vendor X	34%	45%
Vendor Y	22%	—
Vendor Z	18%	30%

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts and other receivable and financial asset at amortized costs. As of March 31, 2024 and 2025, all of the Group’s cash and cash equivalents were held in financial institutions with high credit ratings and quality in Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. In Singapore and Vietnam, a depositor has up to S$75,000 and VND$75 million insured by Singapore Deposit Insurance Corporation and Depositor Insurance of Vietnam respectively.

Accounts receivable primarily comprise of amounts receivable from customers. To reduce credit risk, the Group performs ongoing credit evaluations of the financial condition of these customers and generally does not require collateral or other security from the customers. The Group has established a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. Historically, such losses have been within management’s expectations.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 — CONCENTRATION AND RISKS (cont.)

The Group ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations.

Foreign Currency Risk

The Group is exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location’s functional currency.

The Group also has foreign currency exposure due to net monetary assets denominated in currencies other than the S$. In addition to net monetary remeasurement, we have exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into its reporting currency, the S$, most notably in Singapore. We believe that potential fluctuations in currency exchange rates will note have a material effect on our financial positions.

Note 23 — SEGMENT INFORMATION

Reportable segments

The Group operates as a single reportable segment, which is consistent with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, allocate resources and assesses performance. The Company’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, management has determined that the Group has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using Operating Income as the primary measure of segment performance. Operating Income is defined as revenue less cost of goods sold and operating expenses, excluding interest income, interest expense, and income taxes.

Significant Segment Expense Categories Provided to the CODM

The CODM regularly receives and reviews the following expense categories, which are included in the segment’s measure of profit or loss.

	For the years ended March 31,
	2024	2025	2025
	S$	S$	US$
Revenue	9,481,776	10,527,351	7,829,938
Cost of sales	(8,630,627)	(7,537,211)	(5,605,958)
Employee benefit expenses	(543,842)	(534,277)	(397,379)
Depreciation and amortization expenses	(197,393)	(205,344)	(152,729)
General and administrative expenses	(729,406)	(682,705)	(507,776)
Other segment items	(275,578)	(342,586)	(254,806)
Income tax expense	—	—	—
Net (loss) income	(895,070)	1,225,228	911,290

EVVO LABS PTE. LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 24 — COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Group will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and through the date the consolidated financial statements were available to be issued.

As of March 31, 2025 and 2024, the Group did not have any capital commitments and contingencies.

Note 25 — SUBSEQUENT EVENTS

The Group has assessed all subsequent events from March 31, 2025 up through the date that these consolidated financial statements are available to be issued there are no further material subsequent events that require disclosure in these consolidated financial statements.

[2,500,000] ORDINARY SHARES

Evvolutions LeadTech Inc

____________________________________________

PRELIMINARY PROSPECTUS

____________________________________________

[    ], 2025

Until [    ], 202_ (25 days after the date of this prospectus), all dealers that buy, sell or trade our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Amended and Restated Memorandum and Articles of Association, to the fullest extent permissible under Cayman Islands law every director, secretary, assistant secretary or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Evvolutions LeadTech Inc was incorporated in the Cayman Islands on June 2, 2025 as an exempted company with limited liability. Upon incorporation, the Company issued 1 Ordinary Share to Wong Yee Leong for the consideration of US$0.0001.

On July 29, 2025, the 1 Ordinary Share issued to Wong Yee Leong was redesignated to 1 Class B Ordinary Share.

[On [    ] 2025, Evvolutions LeadTech Inc issued [    ] [Class A] Ordinary Shares and [    ] [Class B] Ordinary Shares to the shareholders of Evvo SG, in exchange for all of the issued and outstanding shares in Evvo SG.]

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(4)    For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum of Association and Articles of Association, as currently in effect
4.1*	Specimen certificate evidencing Class A Ordinary Shares
4.2*	Form of Representative’s Warrants (included in Exhibit 1.1)
5.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the Class A Ordinary Shares being registered
5.2*	Opinion of Loeb & Loeb LLP regarding the enforceability of the Representative’s Warrants
10.1*	Form of Executive Officer Employment Agreement, by and between the registrant and its Executive Officers
10.2*	Form of Independent Director Agreement by and between the registrant and its Independent Directors
10.3*	Lease agreement dated December 4, 2023 entered into between Platinum28 Pte. Ltd. and Evvo Labs Pte. Ltd. in relation to the premise at 28 Genting Lane, #05-07, Platinum 28, Singapore 349585
10.4*	Lease agreement dated September 16, 2025 entered into between Vo The Anh and Evvo Labs Vietnam Co., Ltd in relation to the premise at 305 Đoàn Khuê, Phường Khuê Mỹ, Quận Ngũ Hành Sơn, Danang, Vietnam
10.5*	Indirect reseller agreement dated August 8, 2016 entered into between Evvo SG and Imperva, Inc.
14.1*	Code of Business Conduct and Ethics
21.1*	List of subsidiaries of the Company
23.1*	Consent of Assentsure PAC
23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
23.3*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
24.1	Power of Attorney (included in the signature page to the Form F-1)
99.1*	Audit Committee Charter
99.2*	Nominating Committee Charter
99.3*	Compensation Committee Charter
99.4*	Executive Compensation Recovery Policy
99.5*	Insider Trading Policy
99.6*	Consent of [*ID nominee]
99.7*	Consent of [*ID nominee]
99.8*	Consent of [*ID nominee]
107*	Calculation of Filing Fee Table

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore on [    ], 2025.

Evvolutions LeadTech Inc
By:
Wong Yee Leong
Title:	Director, [Chief Executive Officer and Chairman of the Board]

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Wong Yee Leong, as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
	Director, [Chief Executive Officer and Chairman of the Board]	[ ], 2025
Wong Yee Leong	(Principal Executive Officer)
	Chief Financial Officer	[ ], 2025
Peng Chee Yong	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [    ], 2025.

[Cogency Global Inc.]
By:
Name:	Colleen A. De Vries
Title:	Senior Vice President